

2024 Proxy Statement

AND ANNUAL MEETING OF SHAREHOLDERS





labcorp

OUR MISSION

Improve health, improve lives

OUR STRATEGIC PILLARS

- Build on our leadership in oncology
- Differentiate through digital and data
- Drive customer centricity
- Expand globally

2023 AT A GLANCE



160+ million patient interactions	**$12.16 billion** FY 2023 revenue	**67,000+** mission-driven employees	**84%** of the new drugs and therapeutic products approved by the U.S. FDA in 2023 included Labcorp collaboration
600+ million tests performed	**130+** new tests launched	**~100** countries served globally	













Letter from our Chair and Chief Executive Officer



"Labcorp had a transformational year in 2023. We continued to focus on and advance our near-term and long-term growth opportunities and successfully completed the spin of our former clinical development and commercialization services business, Fortrea Holdings Inc., now an independent publicly held company. At the same time, we delivered strong results across the enterprise and have strong momentum heading into 2024."

ADAM H. SCHECHTER

Dear Shareholder,

On behalf of management and the board of directors, I invite you to join us for the 2024 Annual Shareholder Meeting of Labcorp, held on Tuesday, May 14, 2024, at 9:00 a.m. Eastern Time. The meeting will be webcast live at www.virtualshareholdermeeting.com/LH2024 at which time you can vote your shares electronically and submit questions.

Labcorp had a transformational year in 2023. We continued to focus on and advance our near-term and long-term growth opportunities and successfully completed the spin of our former clinical development and commercialization services business, Fortrea Holdings Inc. ("Fortrea"), now an independent publicly held company. At the same time, we delivered strong results across the enterprise and have strong momentum heading into 2024. Our core business segments, Diagnostics Laboratories and Biopharma Laboratory Services, which includes Central Laboratory Services and Early Development Research Laboratories, are well-positioned to better meet customer needs and capture market opportunities this year and into the future.

Fortrea Spin

Completing the spin of Fortrea allowed Labcorp greater strategic flexibility and created significant value for our shareholders. The completion of the spin is a testament to our teams' steadfast work ethic, focus on our customers and ability to execute.

Our Business Strength

In 2023, we generated $12.16 billion in revenue, $1.20 billion in operating cash flow, $748.7 million in free cash flow from continuing operations (operating cash flow less capital expenditures and excluding spin-related items), diluted earnings per share of $4.33, and adjusted earnings per share of $13.56. Moreover, our Base Business, the business operations excluding COVID-19 PCR and antibody testing, is well-positioned for continued success in 2024.

Our Diagnostics business benefited from increased demand for routine and esoteric testing and continued progress in establishing collaborations with health systems and hospitals. Biopharma Laboratory Services is also well-positioned for success in 2024 due to our customer relationships, extensive scientific expertise, and global scale.

Near-term and long-term significant growth opportunities

We continue to make notable progress on our near-term and long-term areas of focus that we believe will drive continued growth.

In the near-term, we are now well-established as the partner of choice for hospitals and health systems and regional/local laboratories. Labcorp brings the scientific expertise, innovation, and robust data and analytics capabilities needed to serve patients efficiently and with high quality, enabling hospitals to be at the forefront of science, technology and innovation in testing. The pipeline of opportunities within health systems and regional/local labs represents a tremendous opportunity for the Company.

We are also bringing new testing, particularly specialty testing including companion diagnostics, to patients and physicians. Our focus is on four key areas of specialty testing: oncology, women's health, autoimmunology and neurology. We anticipate that these clinical areas will outpace the growth of other specialties. The development of specialty tests and companion diagnostics will continue to make us an attractive partner to health systems and to our biopharmaceutical partners as they develop more therapies for specialty areas.

Cell and gene therapies make up approximately 20% of pharmaceutical companies' pipelines, with more than 2,000 trials underway, and we expect this market to grow at a substantially higher rate than other therapies over the next five years. In the longer term, we see great opportunities for the Company to support the development and commercialization of these therapies and to make them more available to patients.

In addition, we continue to expand our consumer-centric capabilities and look for opportunities to expand into this market with more convenient and innovative offerings.

Finally, we are leveraging our global laboratory network to expand our business globally by bringing specialty testing capabilities outside of the U.S. Our scale, portfolio breadth and geographic presence are differentiators and uniquely position us to expand into new markets.

Prioritizing Governance

Labcorp's long-standing commitment to strong corporate governance is an important part of our efforts to create long-term value for shareholders. Our board prioritizes empowering inclusive leadership, building and sustaining a diverse talent pipeline, and creating an environment for engagement across the enterprise and in our communities.

We also prioritize two-way communication with our shareholders and value the input we receive. We share the insights gained from these meetings with the full board on a regular basis so that all directors benefit from our shareholders' perspectives.

Our compensation program is designed to create strong alignment between our executives' pay and the Company's performance. The Labcorp board believes our current compensation program, which is focused on performance-based and variable compensation, achieves this objective, and we will continue to refine the program to reflect our strategic execution and the best interests of shareholders. I encourage you to review the discussion of our compensation program that begins on page 47.

Your Vote is Important

At the 2024 Annual Meeting, we will ask you to (1) elect ten director nominees; (2) approve, on a non-binding advisory basis, the compensation of our named executive officers; (3) ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024; (4) vote upon three shareholder proposals; and (5) act on any other business matters properly brought before the meeting.

Please review the detailed information beginning on page 24 about the skills and qualifications of our directors. We believe they are the right people to oversee our Company.

It is important that your shares are represented and voted on at the meeting. I urge you to promptly vote and submit your proxy via the Internet, by phone, or by mail.

Looking Ahead

We will continue to deliver the best possible laboratory solutions for our customers as we move forward with an urgency and focus on our enterprise strategy and continue to advance our mission to improve health and to improve lives.

I also want to thank our more than 67,000 employees around the world, who are the driving force behind what we do every day. We are excited about the opportunities ahead of us, and we believe the future is bright for Labcorp and its patients, customers, and shareholders.

On behalf of management and the board, thank you for your support. We look forward to your participation during the 2024 Annual Meeting.

Sincerely,

Adam H. Schechter
Chairman and Chief Executive Officer
April 4, 2024

Letter from our Lead Independent Director



"For 2023, the achievements that stand out most to me, against the backdrop of continued global economic challenges and the successful spin of Fortrea, are the Company's notable advancements in each of our focus areas…. Labcorp also remains committed to strong corporate governance practices. Maintaining a qualified, diverse and majority independent board, with periodic refreshment to bring in new and different perspectives, is the cornerstone of our approach to sound corporate governance."

GARHENG KONG, M.D., Ph.D.

Dear Shareholder,

In 2023, a transformational year, Labcorp delivered strong results, that were attributable to the strategic focus and leadership provided by the board of directors and management and the dedication and contributions of our more than 67,000 dedicated employees across the globe.

Highlights of the Company's 2023 performance are available throughout this Proxy Statement. For 2023, the achievements that stand out most to me, against the backdrop of continued global economic challenges and the successful spin of Fortrea, are the Company's notable advancements in each of our focus areas:

- expanding its deep relationships with health systems and other laboratories;
- continuing to deliver advancements in diagnosis and treatment in key clinical areas such as oncology, women's health, autoimmunology and neurology;
- leading in the development of cell and gene therapies, a vital and exciting frontier in the treatment of genetic diseases;
- expanding its consumer-facing capabilities; and
- using its global laboratory network to provide biopharmaceutical clients with access to the Company's comprehensive offering of specialty testing.

Corporate Governance

Labcorp also remains committed to strong corporate governance practices. Maintaining a qualified, diverse and majority independent board, with periodic refreshment to bring in new and different perspectives, is the cornerstone of our approach to sound corporate governance. In addition to my becoming lead

independent director, we welcomed Kirsten Kliphouse and Paul Rothman, M.D. to the board in October 2022 and June 2023, respectively. We also appointed new chairs for our Audit, Compensation and Human Capital, and Nominating and Corporate Governance Committees.

Lead Independent Director Responsibilities

The board believes that having a robust lead independent director role with clearly defined roles and responsibilities that support independent oversight of management provides for an efficient and effective leadership structure for the Company.

I was elected to the position of lead independent director by the independent directors of our board. In this role, I serve as a liaison between the board Chair and the independent directors, preside over executive sessions of the board, provide feedback from executive sessions to the Chair, and advise the Chair with respect to the schedule, agenda, and information for Board meetings in order to facilitate timely and appropriate information flow to and from the board. This structure serves to increase board effectiveness, strengthen our ongoing dialogue between management and the independent directors, and ensures that the board's recommendations and certain other deliberations are delivered to the Chair and management team.

Shareholder Engagement

Additionally, the board works closely with the Company's management team to prioritize two-way communication with our shareholders. Discussions with shareholders centered on our governance practices, business strategy, approach to inclusion, diversity, and belonging, our efforts to support sustainability, and how we give back to the communities we serve.

I remain confident that the Company's track record of innovation and our extraordinary workforce will continue to have a meaningful impact on improving health and improving lives in a responsible, sustainable way. On behalf of the Labcorp Board of Directors, we thank you for your continued support and hope you can join us at Labcorp's 2024 Annual Shareholder Meeting.

Sincerely,

Garheng Kong, M.D., Ph.D.
Lead Independent Director
April 4, 2024

Notice of 2024 Annual Meeting of Shareholders



DATE & TIME

Tuesday, May 14, 2024
9:00 a.m., Eastern
Daylight Time



RECORD DATE

March 20, 2024
Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the 2024 Annual Meeting.



WHERE

The 2024 Annual Meeting of Laboratory Corporation of America Holdings will be a virtual meeting of shareholders to be held as a live webcast over the Internet at:
www.virtualshareholdermeeting.com/LH2024

ITEMS OF BUSINESS

1 To elect ten directors from among the nominees named in the attached Proxy Statement.

2 To approve, on a non-binding advisory basis, the compensation of our named executive officers.

3 To ratify the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the year ending December 31, 2024.

4 To vote upon three shareholder proposals described in the attached Proxy Statement, if properly presented.

5 To consider any other business properly brought before the 2024 Annual Meeting.

PROXY VOTING

Your vote is important. We encourage you to mark, date, sign, and return the enclosed proxy/voting instruction card or, if you prefer, to vote by telephone or by using the Internet.

April 4, 2024
By Order of the Board of Directors

Sandra D. van der Vaart
Secretary

Important notice regarding the availability of proxy materials for the 2024 Annual Meeting of Shareholders to be held on May 14, 2024. Our Proxy Statement and Annual Report to Shareholders are available at: www.proxyvote.com.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

As used in this Proxy Statement, "Labcorp," the "Company" and "we" may refer to Laboratory Corporation of America Holdings itself, one or more of its subsidiaries, or Laboratory Corporation of America Holdings and its consolidated subsidiaries, as applicable.

This Proxy Statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on current expectations, forecasts, assumptions, and other information available to Laboratory Corporation of America Holdings as of the date hereof. Forward-looking statements involve inherent risks and uncertainties, include statements regarding Labcorp's expectations, beliefs, intentions, or strategies regarding the future, including with respect to business, financial, operational, compensation, and environmental, social, and governance matters, and can be identified by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "should," "seeks," "approximately," "estimate," "goal," "intend," "may," "plan," "should," "will," and "would," or the negative of those words or other similar terminology. Labcorp's actual results, performance, or events may differ materially from these forward-looking statements made or implied due to a number of risks and uncertainties relating to Labcorp's business, including the effect of global economic and market conditions, Labcorp's ability to execute its business and growth strategies, including statements relating to the completed spin-off of Fortrea Holdings Inc., Labcorp's ability to achieve its environmental, social, and governance goals, future business strategies, expected savings, benefits, and synergies from certain initiatives and from acquisitions and other strategic transactions and partnerships, opportunities for future growth, and the risks and uncertainties discussed in Labcorp's Annual Report on Form 10-K for fiscal year ended December 31, 2023 filed with the Security and Exchange Commission (the "SEC") on February 26, 2024 ("2023 Annual Report"), as well as Labcorp's other filings with the SEC. Such forward-looking statements speak only as of the time they are made and Labcorp undertakes no obligation to publicly revise or update any forward-looking statements made in this Proxy Statement, whether as a result of new information, future events or circumstances, or otherwise, except as required by law.

Information contained on or available through our website is not incorporated by reference in or made part of this Proxy Statement and any references to our website are intended to be inactive textual references only.

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Annual Meeting of Shareholders



DATE & TIME

Tuesday, May 14, 2024, at 9:00 a.m. Eastern Daylight Time

RECORD DATE

March 20, 2024



MAILING DATE

This Proxy Statement was first mailed or made available to shareholders on or about April 4, 2024.



VIRTUAL MEETING

www.virtualshareholdermeeting.com/LH2024



VOTING

Shareholders as of the Record Date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on.

Voting Matters and Vote Recommendation

(PAGE 11)

The following table summarizes the proposals to be considered at the 2024 Annual Meeting and the Board's voting recommendation with respect to each proposal.



1. **Election of Directors** **(PAGE 33)**
The Board recommends a vote
✓ **FOR** each of our director nominees



2. **Advisory Vote to Approve the Compensation of our Named Executive Officers** **(PAGE 87)**
The Board recommends a vote
✓ **FOR** this proposal



3. **Ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm for 2024** **(PAGE 89)**
The Board recommends a vote
✓ **FOR** this proposal



4. **Shareholder Proposal for Shareholder Opportunity to Vote on Excessive Golden Parachutes** **(PAGE 92)**
The Board recommends a vote
✗ **AGAINST** this proposal



5. **Shareholder Proposal for Report on Transport of Nonhuman Primates Within the U.S.** **(PAGE 95)**
The Board recommends a vote
✗ **AGAINST** this proposal



6. **Shareholder Proposal for Report on Risks of Fulfilling Information Requests** **(PAGE 98)**
The Board recommends a vote
✗ **AGAINST** this proposal

How to Cast Your Vote
(PAGE 12)

You can cast your votes by any of the following methods:



Mail

Complete, sign, and return your proxy card or voting instruction card so that it is received before the polls close on Tuesday, May 14, 2024. Sign your name exactly as it appears on the proxy card.



Telephone

(1-800-690-6903) until 11:59 p.m., Eastern Daylight Time on Monday, May 13, 2024



Internet

(www.proxyvote.com) until 11:59 p.m., Eastern Daylight Time on Monday, May 13, 2024



At the Annual Meeting

You may participate in and vote your shares live over the Internet during the 2024 Annual Meeting by following the instructions posted at www.virtualshareholdermeeting.com/LH2024.

Even if you plan to attend the virtual Annual Meeting, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

Environmental, Social, and Governance ("ESG") Highlights
(PAGE 15)

Our Commitment to Strong Corporate Governance Policies Include:	
✓ Annual election of directors by majority vote	✓ A strong Lead Independent Director
✓ Majority voting in uncontested director elections	✓ Anti-Hedging, Clawback, and Anti-Pledging policies
✓ All independent director nominees, excluding our Chief Executive Officer	✓ Shareholder proxy access right
✓ Independent Board Committees	✓ Robust director stock ownership guidelines
✓ Annual Board and Committee self-assessments	✓ Active shareholder engagement
✓ Shareholder right to call special meetings	✓ Shareholder right to act by written consent
✓ Maintain ESG Executive Steering Committee within management	✓ Oversight of lobbying activities and political contributions
✓ Cap cash severance payments to executive officers under new arrangements at 2.99x the sum of the executive officer's base salary and target annual incentive award	

Labcorp is also committed to social and environmental issues. Our commitment to these issues stems from our belief that the measure of a company is not just how well it does, but how it goes about its business, how its people and customers feel about it, and the mark it leaves on society. We believe that investments in our people and our communities are another manifestation of our fundamental mission of improving health and improving lives. The Company maintains an ESG Executive Steering Committee ("ESG Committee") comprised of members of our Executive Leadership Team, to assist our Chief Executive Officer ("CEO") and Executive Committee in setting our general ESG strategy, and to consider and recommend policies, practices, and disclosures that conform with our strategy.

We have a diverse workforce with a broad range of unique experiences and talents. Labcorp believes that the diversity of its employees and its inclusive programs contribute to a healthy, productive, and respectful work environment. In 2023, Labcorp was named to *TIME* magazine's list of World's Best Companies, *Forbes* list of America's Best Large Employers, *FORTUNE*® magazine's list of America's Most Innovative Companies, and *Newsweek* magazine's lists of America's Best Workplace for Diversity, America's Most Responsible Companies, and America's Greatest Workplaces for Parents & Families. Labcorp was also named as a Top 100 Employer of Choice in 2023 by the American Opportunity Index, designated a Military Friendly Employer by Military Friendly®, and recognized by Disability:IN as one of the Best Places to Work for Disability Inclusion. This was the first year Labcorp also received awards in China from sHero x PageGroup for Best Employers for Women and DE&I Best Practices.

In 2023, we continued our efforts to improve our inclusion and diversity efforts for the benefit of the Company and our employees, patients, and customers with the expansion of training and mentoring programs, leadership development programs, and global expansion of our growing Employee Resource Groups ("ERGs"). ERGs are led by employee volunteers and are important resources to foster cross-company connections, encourage belonging, support career development, and champion employee voices. The Company now has eight unique ERGs with approximately 100 chapters globally. Each ERG has executive sponsorship from senior leadership and is open to all employees.

We seek to take actions that will preserve the environment and evolve our operations in increasingly sustainable ways and support our commitment to improving health and lives across our global communities.

We received approval in 2023 of our Science Based Targets ("SBTs") for combined Scope 1 and 2 emissions and Scope 3 emissions from the Science Based Targets initiative. We also continued to assess and act on opportunities within our operations and activities linked to our sustainability drivers and made notable progress toward our near-term environmental and sustainability targets. For example, since 2022, we have decreased our Scope 2 (market-based) emissions per million dollars of revenue by 8%, increased our total renewable electricity and credits by 7%, and reduced our total energy consumption per million dollars of revenue by 5%. Moreover, versus our 2021 baseline, we have improved the fuel efficiency of our U.S. vehicle fleet by 5.4%, and versus our 2020 baseline, we have increased waste reclaimed by 22%. (To more accurately reflect our operations following the spin-off of Fortrea Holdings Inc. ("Fortrea"), our energy, waste, and water data has been re-baselined.)

We also continue to participate in the EcoVadis and CDP environmental sustainability ratings. In 2023, we received a Bronze Rating from EcoVadis, improving our score from 48 to 52. For CDP Climate Change, we maintained our "B" rating and improved our Supplier Engagement Rating to an "A-". We have used the knowledge gained from our CDP and EcoVadis participation to refine our carbon and energy reduction strategy.

We publish a Corporate Responsibility Report, which highlights our commitment to environmental and social responsibility, including our progress against our 2025 environmental sustainability goals. A copy of our current Corporate Responsibility Report can be found under the Corporate Governance section of the Investors page on our website. Nothing on our website, including our Corporate Responsibility Report, shall be deemed incorporated by reference into this Proxy Statement.

Shareholder Engagement (page 16)

Through our robust and regular shareholder engagement process, we have received valuable feedback that informs our decisions regarding our strategy and our corporate governance practice and policies, in addition to other important topics, which we believe is a critical component to our success.

Engaged with shareholders representing more than

80%

of our outstanding shares and participated in

>300

one-on-one meetings and calls

During fiscal 2023, through our active shareholder engagement program we discussed key areas of shareholder interest, including:

- Earnings and financial performance
- Spin-off of Fortrea
- Compensation practices, specifically pay-for-performance, and alignment with strategy
- Board composition and succession planning
- Board focus on meaningful ESG policies, practices, and disclosures, relating to environmental impact, compliance, data privacy and security, and inclusion, diversity, and belonging
- Enterprise risk management, including cybersecurity and third-party risk management
- Human capital management, including recruitment and retention of talent

Snapshot of 2024 Director Nominees

Our Director Nominees Exhibit an Effective Mix of Skills, Experiences, Diversity, and Fresh Perspectives

TENURE OF DIRECTORS



8
Years Average Tenure

0-5 years
6-11 years
>12 years

AGE OF DIRECTORS



60.6
Years Average Age

≤60 years of age
61-70 years of age
>70 years of age

DIVERSITY OF DIRECTORS



60%
Total Diversity

Gender
Ethnic/Racial

All Director Nominees Exhibit:

- personal and professional integrity;

- diverse skill sets and experience to advise the Company regarding its medical, scientific, operational, strategic, technology, and governance goals;

- interest, capacity, and willingness to serve the long-term interests of the Company's shareholders;

- ability and willingness to devote the required amount of time and intellectual effort to the Company's affairs, including attendance at Board and Committee meetings;

- exceptional ability and judgment; and

- freedom from personal and professional relationships that would adversely affect the ability to serve the best interests of the Company and its shareholders.

SKILLS AND EXPERTISE



Business Strategy Experience — 9

Corporate Finance and M&A — 10

Corporate Governance Experience — 10

Executive Leadership Experience — 10

Healthcare/Clinical Research Background — 6



International Experience — 8

Risk Management Experience — 10

Sales and Marketing Background — 5

Talent Management Expertise — 10

Technology/Cybersecurity Expertise — 6

We continue to demonstrate a strong commitment to corporate governance that reinforces our alignment with our shareholders, and continue to make improvements in response to shareholder feedback and our commitment to best practices, including:

- An effective ESG Committee
- Continued Focus on Inclusion, Diversity, and Belonging
- Prioritizing Business Diversity

- Commitment to the Environment
- Commitment to our Communities
- Continued Focus on Data Privacy and Cybersecurity

Director Nominees (page 33)

The following table provides summary information about each director nominee.

Name	Age	Director Since	Occupation	Independent
ADAM H. SCHECHTER	59	2013	President & CEO, Laboratory Corporation of America Holdings	
KERRII B. ANDERSON	66	2006	Former CEO, Wendy's International, Inc.	✓
JEFFREY A. DAVIS	60	2019	Chief Financial Officer, Dollar Tree, Inc.	✓
D. GARY GILLILAND, M.D., PH.D.	69	2014	President and Director Emeritus of the National Cancer Institute-Designated Fred Hutchinson Cancer Center	✓
KIRSTEN M. KLIPHOUSE	57	2022	Former President, Google Cloud Americas	✓
GARHENG KONG, M.D., PH.D.	48	2013	Managing Partner, HealthQuest Capital	✓
PETER M. NEUPERT	68	2013	Former Operating Partner, Health Evolution Partners, Inc.	✓
RICHELLE P. PARHAM	56	2016	President of Global E-Commerce and Business Development, Universal Music Group	✓
PAUL B. ROTHMAN, M.D.	65	2023	Former Dean of the Medical Faculty for Johns Hopkins University School of Medicine and Former CEO of Johns Hopkins Medicine	✓
KATHRYN E. WENGEL	58	2021	Executive Vice President, Chief Technical Operations and Risk Officer, Executive Committee Member, Johnson & Johnson	✓

Governance Highlights

We have a long-standing commitment to strong corporate governance practices. These practices provide an important framework within which our Board and management pursue the strategic objectives of Labcorp and ensure the Company's long-term vitality for the benefit of our shareholders.

BOARD PRACTICES

- 9 of 10 Director nominees are independent
- Annual election of Directors with majority voting standard
- Annual Board, committee, and director evaluations
- Independent Audit, Compensation and Human Capital, Nominating and Corporate Governance, and Quality and Compliance Committees
- Regular executive sessions of independent Directors
- Strategy and risk oversight by full Board and committees

SHAREHOLDER MATTERS

- Long-standing, active shareholder engagement
- Annual "say-on-pay" advisory vote
- Proxy access right
- Shareholder right to call special meetings
- Shareholder right to act by written Consent

OTHER BEST PRACTICES

- Focus on ESG policies and practices
- Stock ownership guidelines for directors and executives
- Anti-hedging, clawback, and anti-pledging policies
- Oversight of lobbying and political contributions

Key Financial Highlights

The Company achieved solid operational and financial performance across a broad range of measures.

- ***Revenues from Continuing Operations*:** Full year of $12.2 billion, versus last year's $11.9 billion
- ***Diluted Earnings Per Share ("EPS") from Continuing Operations*:** Full year of $4.33, versus $10.94 last year
- ***Adjusted EPS from Continuing Operations*:** Full year of $13.56, versus $16.66 last year[(1)]

(1) See reconciliation of Adjusted EPS and Diluted EPS on page 105.

Executive Compensation Highlights

Pay for Performance (page 83)

Labcorp's executive compensation program is designed to attract, motivate, and retain executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term financial, operational, and human capital related goals.

Labcorp seeks to achieve outstanding performance for our shareholders through focusing our executives on adjusted operating income, revenues, adjusted EPS, net orders for our Biopharma Laboratory Services segment, and relative Total Shareholder Return ("TSR") compared to the peer group of companies we use for executive compensation purposes. Our compensation program rewards our executives for achieving financial objectives, while providing us the opportunity to modify their payouts based on achievement of corporate and ESG goals and individual contributions. A majority of the value of our named executive officers' annual target compensation opportunity, including performance-based cash compensation and performance shares, is subject to the achievement of Company objectives, which provides a strong incentive to drive Company performance and increase shareholder value.

Last year, our annual advisory vote on the compensation of our named executive officers received support from approximately 92% of the shares represented and entitled to vote at the 2023 Annual Meeting of Shareholders. We are committed to refining our compensation program to incentivize our leaders and align with our strategy, the key value drivers of our business, and the expectations of our shareholders. We regularly seek input from our shareholders and this input is incorporated in the Compensation and Human Capital Committee's ("CHC Committee") annual review of our compensation program.

2023 Executive Total Compensation (page 67)

The CHC Committee takes several factors into consideration when establishing our executive compensation target opportunity and structure, including:

- alignment of compensation programs with growth drivers of the Company's business;
- competitive market data (including peer companies, supplemented by published survey data) in order to tailor total compensation (base salary plus the target amounts under our annual cash incentive and long-term incentive arrangements) to be competitive with the market;
- Company and individual performance, role and contribution, and executive skill and experience, in order to make adjustments for individual pay levels;
- emerging best practices in executive compensation presented by its independent compensation consultant;
- input from shareholders; and
- a greater emphasis on the variable or at-risk portion of compensation relative to fixed compensation.

For 2023, approximately 75% of the total target compensation set by the CHC Committee in February 2023 for Mr. Schechter, our President and CEO, was performance-based and at-risk. For the other Named Executive Officers ("NEOs"), approximately 68% of the average total target compensation was performance-based and at-risk (other than Mr. Thomas H. Pike). The charts below show the mix of pay elements included in total compensation opportunities for 2023 for our CEO and an average for our other NEOs (other than Mr. Pike):

CEO PAY MIX BASED ON TARGET AWARD OPPORTUNITIES



OTHER NEO PAY MIX BASED ON TARGET AWARD OPPORTUNITY[1]



■ Performance Shares
■ Non-Qualified Stock Options
■ Restricted Stock Units
■ Base Salary
■ Annual Cash Incentive

_____
(1) NEO pay excludes Mr. Pike.

Advisory Vote to Approve Executive Compensation (page 87)

We ask that our shareholders approve the advisory resolution on the compensation of our named executive officers. Our compensation program is designed to attract and retain skilled and talented individuals and align the compensation of our executives with the strategic goals of the Company and, ultimately, the interests of our shareholders. The CHC Committee annually evaluates our compensation program in light of the input we receive from our shareholder engagement efforts and the results of the advisory resolution on the compensation of our named executive officers.

Our market-leading compensation practices are designed with features to further align the interests of our executives with those of our shareholders:

WHAT WE DO

✓ Maintain robust stock ownership requirements for executives (6 times base salary for the Chief Executive Officer and 3 times base salary for Executive Vice Presidents)

✓ Cap annual incentive opportunity to discourage inappropriate risk-taking

✓ Cap cash severance payments to executive officers under new arrangements at 2.99x the sum of the executive officer's base salary and target annual incentive award

✓ Provide only "double trigger" change-in-control accelerated vesting provisions

✓ Maintain an Incentive Compensation Recoupment Policy that requires clawback of cash- and incentive-based compensation upon the occurrence of certain events

✓ Provide annual incentives linked to strategic and objective financial goals, which take into account company-wide performance against predetermined ESG objectives

✓ Provide an annual target mix of performance oriented long-term incentives that include performance shares (generally 60% of target grant value), with the remainder split between non-qualified stock options (20% of target grant value), and restricted stock units (20% of target grant value) with multi-year vesting

✓ Conduct annual shareholder outreach to engage on a variety of matters, including compensation

✓ Accrue dividend equivalent rights on restricted stock units and performance share awards, which are only paid if and when the underlying shares vest

✓ Maintain an insider trading policy that, among other things, requires pre-clearance of all Company common stock transactions and limits transactions to a specified trading window for key employees

WHAT WE DON'T DO

✘ Allow pledging or hedging of Company stock

✘ Provide tax gross-ups, including on severance or change-in-control payments

✘ Use employment agreements except in connection with the hiring of our Chief Executive Officer and the individual hired to serve as the Chief Executive Officer of Fortrea following the Spin-Off

✘ Offer excessive change-in-control benefits

✘ Pay dividends on unvested performance awards and restricted stock units that are not earned

Auditors (page 89)

We ask that our shareholders ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024.

Below is summary information about Deloitte & Touche LLP's fees for services provided in fiscal years 2023 and 2022 respectively.

	2023	2022
Audit Fees[1]	$3,275,000	$3,210,000
Audit Related Fees[2]	$4,329,363	$1,579,734
Tax Fees	$ -	$ -
All Other Fees[3]	$ 23,015	$ 1,895
TOTAL	$7,627,378	$4,791,629

(1)   Audit Fees include fees incurred for the audit of the Company's annual statements, review of financial statements included in the Company's quarterly reports on Form 10-Q, and services that were normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements.

(2)   Audit Related Fees include fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements but are not otherwise included as Audit Fees. Audit Related Fees for the year ended December 31, 2023, and December 31, 2022 were primarily for certain carve-out audits, accounting consultations, comfort letter procedures, and other assurance services. Audit related fees increased in 2023 due to the services provided in connection with audits of the spin-off of Fortrea.

(3)   All Other Fees are fees incurred for any services not included in the other categories of fees. All Other Fees consisted of accounting research software and facilitation of a subsidiary board meeting.

Proxy Statement

Labcorp is providing you with these proxy materials in connection with its 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting"). The Notice of Internet Availability of Proxy Materials (the "Notice"), this Proxy Statement and the 2023 Annual Report were first mailed to shareholders of record on or about April 4, 2024. As used in this Proxy Statement, "Labcorp," the "Company" and "we" may refer to Laboratory Corporation of America Holdings itself, one or more of its subsidiaries, or Laboratory Corporation of America Holdings and its consolidated subsidiaries, as applicable.

General Information

2024 Annual Meeting of Shareholders

Labcorp's 2024 Annual Meeting is scheduled to occur on Tuesday, May 14, 2024, at 9:00 a.m., Eastern Daylight Time. The 2024 Annual Meeting will be a virtual meeting and will be webcast live at www.virtualshareholdermeeting.com/LH2024. We believe that conducting the 2024 Annual Meeting as a virtual meeting will encourage higher levels of shareholder participation, while also helping us to limit the financial and environmental costs associated with the 2024 Annual Meeting. Shareholders at the virtual-only meeting will have the same rights as at an in-person meeting, including the rights to vote and ask questions through the virtual meeting platform.

All owners of Labcorp's common stock, par value $0.10 per share (the "Common Stock"), on March 20, 2024, the record date (the "Record Date"), are eligible to receive notice of, and to vote electronically at, the 2024 Annual Meeting over the Internet by using the 16-digit control number included in the Notice, proxy card, or the voting instructions that accompanied these proxy materials. Representatives of Deloitte & Touche LLP, independent auditor for Labcorp for the year ending December 31, 2023, will be present at the 2024 Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The virtual meeting platform is fully supported across browsers (Microsoft Edge, Firefox, Google Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong internet or WiFi connection wherever they intend to participate in the 2024 Annual Meeting. Participants should also give themselves plenty of time to dial-in to the conference call or log in and ensure that they can hear audio prior to the start of the 2024 Annual Meeting.

If you encounter any technical difficulties with the virtual meeting platform on the meeting day, please call 1-855-449-0991 (Toll Free) or 1-720-378-5962 (International Toll) or email to investor@Labcorp.com. Technical support will be available starting at 8:30 a.m. EDT on May 14, 2024.

If you wish to submit a question, or make a comment during the meeting, log into the virtual meeting platform at www.virtualshareholdermeeting.com/LH2024, type your question into the "Ask a Question" field, and click "Submit" or send your question or comment via email to investor@Labcorp.com. Any emailed questions or comments will need to include your 16-digit control number in order to be addressed at the meeting.

Questions and comments submitted via the virtual meeting platform that are pertinent to meeting matters will be addressed during the meeting. It has been Labcorp's policy to address all pertinent questions and comments during the meeting and, historically, management has been successful in doing so. In the unlikely event that the volume of questions increases to the point that time constraints prohibit Labcorp from answering all questions, the remaining pertinent questions will be answered on our Investor Relations site. Consistent with Labcorp's approach when the annual meetings were held in person, questions or comments that are not related to the proposals under discussion, are about personal concerns not shared by shareholders generally, or use blatantly offensive language may be ruled out of order. Labcorp will, however, respond to questions or comments that are not related to the proposals under discussion or are about personal concerns not shared by shareholders generally via email after the meeting.

A webcast of the 2024 Annual Meeting will be archived and accessible through December 31, 2024.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 14, 2024

Pursuant to the "notice and access" rules adopted by the Securities and Exchange Commission (the "SEC"), Labcorp has elected to provide access to its proxy materials and the 2023 Annual Report over the Internet and sent the Notice to shareholders of record as of the Record Date on or about March 20, 2024. The Notice is not a form for voting and presents only an overview of the more complete proxy materials, which contain important information about the 2024 Annual Meeting. All shareholders may access the proxy materials on the website referred to in the Notice (www.proxyvote.com) and we encourage shareholders to do so prior to submitting their votes. Shareholders may request to receive a printed set of the proxy materials by following the instructions provided in the Notice.

Shareholders may also request to receive future proxy materials in printed form by mail or electronically by e-mail on an ongoing basis by following the instructions on your proxy card or at www.proxyvote.com. Choosing to receive proxy materials by e-mail will save Labcorp the cost of printing and mailing documents and will reduce the impact of Labcorp's annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Matters Subject to a Vote of the Shareholders

Current Proposals

The following matters are subject to a vote of the shareholders at the 2024 Annual Meeting:

- Election of directors from among the nominees described in this Proxy Statement (see page 33);
- Approval, on a non-binding advisory basis, of the compensation of our named executive officers (see page 87);
- Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024 (see page 89); and
- Three shareholder proposals described in this Proxy Statement, if properly presented (see page 92).

Board Recommendations

The Board of Directors of the Company (the "Board") unanimously recommends that shareholders vote as follows:

- "**FOR**" the election of each of the nominees for director;
- "**FOR**" the approval, on a non-binding advisory basis, of the compensation of our named executive officers; and
- "**FOR**" the ratification of the appointment of Deloitte & Touche LLP as our Company's independent registered public accounting firm for the year ending December 31, 2024.
- "**AGAINST**" the shareholder proposal regarding shareholder opportunity to vote on excessive golden parachutes;
- "**AGAINST**" the shareholder proposal regarding a report on transport of nonhuman primates within the U.S.; and
- "**AGAINST**" the shareholder proposal regarding a report on risks of fulfilling information requests.

Other Business

The Board does not intend to bring any other business before the 2024 Annual Meeting and is not aware of any other matters to be brought before the meeting. See the section "Other Matters" on page 103 for information about presenting proposals for the 2024 Annual Meeting. Please also see the section "Identification and Evaluation of Director Candidates" on page 23 for information about shareholder nominations to the Board.

Voting Procedures and Solicitation of Proxies

Quorum and Voting Requirements

The Board is soliciting your vote at the 2024 Annual Meeting or at any later meeting should the scheduled annual meeting be adjourned or postponed for any reason. By using a proxy, which authorizes specific people to vote on your behalf, your shares can be voted whether or not you attend the 2024 Annual Meeting. At least a majority of the total number of shares of Common Stock issued and outstanding and entitled to vote on the Record Date must be present in person or by proxy at the 2024 Annual Meeting for a quorum to be established. At the close of business on the Record Date, there were 84,125,885 shares of Common Stock issued and outstanding.

Each share of Common Stock is entitled to one vote for each of the director nominees and one vote for each other matter that is properly presented at the 2024 Annual Meeting. In accordance with Labcorp's Amended and Restated By-Laws (the "By-Laws"), director nominees in an uncontested election must receive a majority of the votes cast to be elected, which under the By-Laws means that the number of shares voted "FOR" a director must exceed 50% of the votes cast with respect to that director. The Board has adopted a policy under which a director who does not receive the required vote for election as provided in the By-Laws will submit their resignation for consideration by the Board. The affirmative vote of a majority of shares of Common Stock represented at the 2024 Annual Meeting and entitled to vote is required for approval of the other proposals noted above. While the vote to approve the compensation of our named executive officers is advisory in nature and non-binding, the Board will review the voting results and expects to take them into consideration when making future decisions regarding executive compensation. Abstentions will have no effect on the election of the directors, but will have the same effect as a vote against the other proposals scheduled for the 2024 Annual Meeting.

Voting by Record Holders

If your name is registered in Labcorp's shareholder records as the owner of shares, there are four ways that you can vote your shares:

You can cast your votes by any of the following methods:



MAIL
Complete, sign, and return your proxy card or voting instruction card so that it is received before the polls close on Tuesday, May 14, 2024. Sign your name exactly as it appears on the proxy card.



INTERNET
(www.proxyvote.com) until 11:59 p.m., Eastern Daylight Time on Monday, May 13, 2024



TELEPHONE
(1-800-690-6903)
until 11:59 p.m., Eastern Daylight Time on Monday, May 13, 2024



At the Annual Meeting
You may participate in and vote your shares live over the Internet during the 2024 Annual Meeting by following the instructions posted at www.virtualshareholdermeeting.com/LH2024. Even if you plan to attend the virtual Annual meeting, we recommend that you also submit your proxy card or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the meeting.

You may change your vote or revoke a proxy at any time prior to the 2024 Annual Meeting by:

- Entering new instructions on either the telephone or Internet voting system before 11:59 p.m. Eastern Daylight Time on Monday, May 13, 2024;
- Sending a new proxy card with a later date than the previously submitted proxy card. The new proxy card must be received before the polls close at the 2024 Annual Meeting on Tuesday, May 14, 2024; or
- Writing to Labcorp at 358 South Main Street, Burlington, North Carolina 27215, Attention: Sandra D. van der Vaart, Secretary. Your letter should contain the name in which your shares are registered, the date of the proxy you wish to revoke or change, your new voting instructions, if applicable, and your signature. Your letter must be received before the polls close at the 2024 Annual Meeting on Tuesday, May 14, 2024.

All proxies duly executed and received by Labcorp will be voted in accordance with the instructions provided by the person executing the proxy or, in the absence of any instruction, will be voted in accordance with the Board's recommendations on each proposal. Proxies will have the discretion to vote on any other matters that come before the 2024 Annual Meeting that are not otherwise specified in the Notice.

Voting by Holders in Street Name

If you hold shares through a bank, broker, or other custodian (referred to as shares held in "street name"), the custodian will provide you with a copy of the Proxy Statement and a voting instruction form. Brokers and other holders of record have discretionary authority to vote shares without instructions from beneficial owners only on matters considered "routine" by the New York Stock Exchange (the "NYSE"), such as the advisory vote on the selection of the independent auditors. On non-routine matters, such as the election of directors, these banks, brokers, and other holders of record do not have discretion to vote uninstructed shares and thus are not "entitled to vote" on such proposals, resulting in a broker non-vote for those shares. We encourage you to provide voting instructions so that your shares can be counted in the election of directors and the other matters to be considered at the 2024 Annual Meeting.

Even if your shares are held in street name, you may participate in the virtual 2024 Annual Meeting and vote your shares during the meeting by visiting www.virtualshareholdermeeting.com/LH2024, listening to the live webcast and casting your vote online. See "2024 Annual Meeting of Shareholders" above for information about participating in the 2024 Annual Meeting.

Proxy Expenses

Labcorp will bear the expenses to prepare proxy materials and to solicit proxies for the 2024 Annual Meeting. Labcorp expects to reimburse banks, brokers, and other persons for their reasonable, out-of-pocket expenses in handling proxy materials for beneficial owners. Labcorp has also retained Morrow Sodali LLC for solicitation of holders of record as well as non-objecting beneficial owners. Labcorp paid Morrow Sodali LLC a fee of approximately $11,000 for these services, plus reimbursement of expenses. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email or otherwise.

Results of the 2024 Annual Meeting

The voting results of the 2024 Annual Meeting will be disclosed no later than four business days after the 2024 Annual Meeting in a Current Report on Form 8-K filed with the SEC.

Corporate Governance

We have a long-standing commitment to strong governance practices. These practices provide an important framework within which our Board and management pursue the strategic objectives of Labcorp and provide for the Company's long-term success for the benefit of our shareholders.

Labcorp is also committed to social and environmental issues. Our commitment to these issues stems from our belief that the measure of a company is not just how well it does, but how it goes about its business, how its people and customers feel about it, and the mark it leaves on society. We believe that investments in our people and our communities are another manifestation of our fundamental mission of improving health and improving lives.

Labcorp's ESG Committee assists our CEO and the Executive Committee in setting our overarching ESG strategy and considers and recommends policies, best practices, and the communication of these policies and practices to align with this strategy. ESG subcommittees have been appointed to engage subject matter experts across the organization and to drive improvement, innovation, and engagement across the enterprise. The Co-Chairs of the ESG Committee regularly report to the Executive Committee and the Board on ESG matters to provide alignment, consistency, and efficiency on oversight and implementation of ESG matters.

Inclusion, Diversity, and Belonging ("ID&B")

We have a diverse workforce with a broad range of unique experiences and talents. Labcorp believes that the diversity of its employees and inclusive programs contribute to a healthy, productive, and respectful work environment. Our strategy reflects our belief that our diverse talent is core to our ability to meet customer needs. Every person has a critical role in delivering on our mission.

We strive for an inclusive and diverse culture at Labcorp, and we have been recognized externally for our efforts over the years. In 2023, Labcorp was named to *Newsweek* magazine's list of America's Best Workplaces for Diversity, America's Most Responsible Companies, and America's Greatest Workplaces for Parents & Families. Labcorp was also named as a Top 100 Employer of Choice in 2023 by the American Opportunity Index, designated a Military Friendly Employer by Military Friendly®, and recognized by Disability:IN as one of the Best Places to Work for Disability Inclusion. This was the first year Labcorp also received the awards in China from sHero x PageGroup for Best Employers for Women and DE&I Best Practices.

In 2023, we were also named on *TIME* magazine's list of World's Best Companies, *Forbes* list of America's Best Large Employers, and *FORTUNE*® magazine's list of America's Most Innovative Companies.

Our Chief Inclusion, Diversity, and Belonging Officer reports dually to the CEO and the Chief Human Resources Officer. The Chief Inclusion, Diversity, and Belonging Officer also attends meetings of, and makes regular reports to, the CHC Committee.

The CHC Committee oversees our strategic framework to advance our ID&B initiatives. Our three priorities are: (i) empowering inclusive leadership; (ii) building and sustaining a diverse talent pipeline; and (iii) creating an environment for engagement across Labcorp and in our communities. Our ID&B strategy is designed as a continuing journey to evolve our workforce to be more inclusive as the dynamics of the global workforce changes. To this end, in 2023, the Company continued to implement actions based on our ID&B pillars of focus intended to foster a more inclusive environment and strengthen our culture, some of which included:

- Focusing on leadership commitment, including providing quarterly diversity data to our senior leaders, review of and update to ID&B plans with our executive committee members for their organizations, and engaging with our ID&B advisory committee of global leaders who provide advice and advocacy;

- Continuing leadership development training, and required Global Anti-Harassment training for all employees; and

- Celebration of different cultures, constituencies, and observances throughout the year, and encouragement to all employees to participate in Global Diversity Awareness Month by volunteering in their local communities.

Our employees also have continued to engage through our expanding array of ERGs, another avenue through which we strive to support inclusiveness and diversity. ERGs are led by employee volunteers and are important resources to foster cross-company connections, encourage belonging, support career development, and champion employee voices. The Company now has eight unique ERGs with approximately 100 chapters globally. Each ERG has executive sponsorship from senior leadership and is open to all employees. Our ERGs are:

- ASCEND, which provides opportunities for meaningful development of future leaders and building an inclusive community;
- ASPIRE, which aims to foster inclusiveness and connectedness among Asian and Pacific Islander employees and allies;
- EnABLE, or Empowering Abilities Beyond Labels for Everyone, which works to support a disability friendly culture and promote awareness in the workplace;
- HUMANOS, which advocates recognition of Latin and Hispanic diversity, presence, value, and leadership;
- The Pride Network, which aims to increase the visibility of our LGBTQ+ employees, create connections with allies, and inspire employees to bring their whole selves to work every day;
- PULSE, or Promoting Unity through Legacy, Support, and the Empowerment of Black employees, which promotes an inclusive network that supports the retention, development, career mobility, and wellness of Black employees;
- VERG, or Veteran Employee Resource Group, supporting employees who have served or are currently serving in the military; and
- WEN, or Women's Empowerment Network, with a shared mission of promoting career development, mentorship, and collaboration.

Our commitment to ID&B, and ESG initiatives more broadly, also extends to our relationships with suppliers and third-party partners. We conduct vendor risk assessment processes to assess compliance with laws, including data privacy and security, and commitments to human rights. In addition to our focus on maintaining and promoting fundamental human rights in our operations and throughout our supply chain, as discussed in the section "Human Rights" below, we support diverse business vendors, suppliers, and contractors, and Labcorp has an active small business purchasing program. Labcorp conducted business with approximately 1,200 suppliers that are small enterprises owned by minorities, women, veterans, disabled individuals, or the economically disadvantaged in 2023.

Community

As a company on a mission to improve health and improve lives around the globe, we are proud to be able to serve individuals beyond the scope of a healthcare setting. Labcorp, its employees, and The Labcorp Charitable Foundation collaborate to support non-profit organizations around the globe that are removing barriers and improving access to care. The Labcorp Charitable Foundation, a private, charitable 501(c)(3) organization established by Labcorp, invested in approximately 140 programs in 2023 that align with the Company's strategic mission to improve health and improve lives in the areas of health, education, and community.

Labcorp, its employees, and The Labcorp Charitable Foundation collectively supported efforts around the globe through the annual Employee Giving Campaign and Cards of Encouragement Campaign. Employee donations made through the Employee Giving Campaign were eligible for a match from The Labcorp Charitable Foundation and supported the work of the American Cancer Society, American Diabetes Association, American Heart Association, American Red Cross Disaster Relief, the National Urban League, Project HOPE, and United Way. Additionally, in honor of the life and legacy of Dr. Martin Luther King Jr., colleagues participated in "Cards of Encouragement," an initiative to lift the spirits of hospitalized children and their families. Since 2022, with the help of Cards for Hospitalized Kids, close to 11,000 cards were distributed to over 50 children's hospitals and Ronald McDonald Houses to benefit children receiving treatment and their families. Additionally, The Labcorp Charitable Foundation made financial donations to qualifying locations, designated to patient assistance programs to benefit patients in need.

Global colleagues also supported the local communities where they live and work. For example, in Geneva, Switzerland, colleagues continued their collective support of the Association Romande des Familles d'Enfants atteints d'un Cancer (ARFEC), an organization that supports families of kids with cancer. Efforts included a toy collection for hospitalized children, a fundraiser benefiting families of children with cancer, and a financial donation by the Company. Colleagues also supported additional agencies through meal distribution to disadvantaged people, a school supply collection, and a food drive to benefit a local food bank.

Dynacare, a Labcorp company based in Canada, teamed up with Diabetes Canada for the #Dyncare4Diabetes campaign to raise awareness of the risk factors of diabetes and provide accessible and free testing for individuals most at risk.

In 2023, we expanded employee engagement programs to provide a streamlined, automated process for colleagues around the globe to submit volunteer service and matching gift requests. The revised programs, called Double Your Donation and Dollars for Doers, also expanded eligibility guidelines, allowing for an increased impact for qualifying charities.

The Double Your Donation program offers a 1:1 match by The Labcorp Charitable Foundation for Labcorp employee donations to qualifying non-profit organizations. The Dollars for Doers program encourages Labcorp employees to support their communities through volunteer service by offering a monetary donation from The Labcorp Charitable Foundation in recognition of their volunteer or board service to eligible non-profit organizations.

In 2023, we launched Access for All, a company-wide initiative designed to streamline focus areas and volunteer efforts for employee groups implementing our global commitment to corporate social responsibility through volunteerism. The Access for All motto reflects the collective efforts that Labcorp, our employees, and The Labcorp Charitable Foundation put forth in improving access for all in the areas of health, education, and community.

In conjunction with the launch of Access for All, we initiated a contest, Team Up for Healthy Communities, to encourage employee groups to engage in volunteer efforts benefiting their local community. The contest ran for a three-month period and The Labcorp Charitable Foundation made a financial contribution to the selected non-profit of each winning team. Additionally, a contribution was made to Project Hope on behalf of each employee group that participated in the contest.

Environmental

We seek to take actions that will preserve the environment and evolve our operations in increasingly sustainable ways and support our commitment to improving health and lives across our global communities.

We received approval in 2023 of our Science Based Targets ("SBTs") for combined Scope 1 and 2 emissions and Scope 3 emissions from the Science Based Targets initiative. We also continued to assess and act on opportunities within our operations and activities linked to our sustainability drivers, and made notable progress toward our near-term environmental and sustainability targets. For example, since 2022, we have decreased our Scope 2 (market-based) emissions per million dollars of revenue by 8%, increased our total renewable electricity and credits by 7%, and reduced our total energy consumption per million dollars of revenue by 5%. Moreover, versus our 2021 baseline, we have improved the fuel efficiency of our U.S. vehicle fleet by 5.4% and, versus our 2020 baseline, we have increased waste reclaimed by 22%. (To more accurately reflect our operations following the spin-off of Fortrea, our energy, waste, and water data has been re-baselined.)

We also continue to participate in the EcoVadis and CDP environmental sustainability ratings. In 2023, we received a Bronze Rating from EcoVadis, improving our score from 48 to 52. For CDP Climate Change, we maintained our "B" rating and improved our Supplier Engagement Rating to an "A-". We have used the knowledge gained from our CDP and EcoVadis participation to refine our carbon and energy reduction strategy.

For more information on our environmental and sustainability goals, performance, and achievements, please visit the "Our Impact" section of our website at https://www.labcorp.com/about/our-impact/sustainability. Information on our website is not incorporated by reference herein and is not a part of this Proxy Statement.

Our Board has delegated the oversight of our environmental risks and initiatives to our Quality and Compliance Committee.

Human Rights

We recognize the importance of maintaining and promoting fundamental human rights in our operations and throughout our supply chain, and we operate under principles and guidance derived from the United Nations, the International Labor Organization, and the Organization for Economic Cooperation and Development. Our Quality and Compliance Committee and CHC Committee have oversight over these risks and report regularly to the Board. The Company operates under policies and programs that (i) promote fair and equitable wages, benefits and other conditions of employment in accordance with local laws; (ii) recognize employees' right to freedom of association; (iii) provide humane and safe working conditions; (iv) support a work environment that is free from human and sexual trafficking, forced and bonded labor, and unlawful child labor; (v) promote a workplace free of discrimination and harassment; and (vi) address the human rights and environmental issues connected with the mining and trading of conflict minerals.

Environmental and Social Reporting

We publish a Corporate Responsibility Report, which highlights our commitment to environmental and social responsibility, including our progress against our 2025 environmental sustainability goals. A copy of our current Corporate Responsibility Report can be found under the Corporate Governance section of the Investors page on our website. Nothing on our website, including our Corporate Responsibility Report, shall be deemed incorporated by reference into this Proxy Statement.

Shareholder Engagement

In 2023, we continued our active shareholder engagement program. Our outreach to shareholders extends beyond operational results and business strategy; we also engage in outreach efforts to specifically discuss corporate governance, executive compensation, ESG, and other matters important to our shareholders. In 2023, we engaged with shareholders that represented more than 80% of the Company's outstanding shares, including over 300 one-on-one meetings and calls, to review and receive input on our corporate governance practices and executive compensation program, our performance, the planned spin-off of Fortrea, our differentiated and innovative solutions, our social and environmental initiatives and policies, our progress in executing on our strategic priorities as a leading global life sciences company, and our enterprise risk management.

We value the input received from our shareholder engagement program. After reviewing the shareholder feedback with management, the Board uses this input as it considers long-term business strategy, executive compensation, corporate governance, and other emerging areas of shareholder concern.

We also consider the outcome of our annual say-on-pay votes when making executive compensation decisions. See "Proposal Two" below for this year's "say-on-pay" proposal. Last year, approximately 92% of the shareholders' votes represented at the 2023 Annual Meeting of Shareholders and entitled to vote on this proposal voted in favor of the proposal. The CHC Committee believes that this approval by a substantial majority of our shareholders demonstrates strong support for our approach to executive compensation and, as a result, the CHC Committee continues to evaluate executive compensation using the same clear principles of performance-based compensation.

Shareholder Engagement in 2023

TYPES OF OUTREACH	KEY AREAS OF SHAREHOLDER INTEREST
• Healthcare and Investor Conferences and Other Presentations • Virtual one-on-one meetings and calls	• Earnings and financial performance • Spin-off of Fortrea • Compensation practices, specifically pay-for-performance, and alignment with strategy • Board composition and succession planning • Board focus on meaningful ESG policies, practices, and disclosures, including environmental impact, compliance, data privacy and security, inclusion, diversity and belonging • Enterprise risk management, including cybersecurity and third-party risk management • Human capital management, including holistic succession planning, recruitment, retention, and inclusion, diversity, and belonging training and development

As a result of our shareholder engagement we took action that demonstrates our strong commitment to corporate governance:

- **ESG Committee**. In 2023, the ESG Committee, along with enterprise risk management leadership, continued to oversee significant ESG issues that reflect our most significant economic, environmental, and social impacts, including further implementation and development of strategies, plans, and tracking in response to the ESG Materiality Assessment that was conducted in 2021.

- **Continued Focus on Inclusion, Diversity, and Belonging**. The Company has a strategic framework, with three overarching pillars of focus: empowering inclusive leadership; developing and sustaining a diverse talent pipeline; and creating an environment for engagement across the Company and in its communities. The Company expanded its inclusion, diversity, and belonging efforts in 2023 including, for example, through (i) a continuation of training, leadership development, and mentoring programs; (ii) celebration of different cultures, constituencies, and observances throughout the year; and (iii) global participation in our ERGs, which continues to grow, with approximately 100 local ERG chapters and growing.

- **Prioritizing Business Diversity**. We continue to make a conscious effort to support small, diverse businesses. The Company conducted business with approximately 1,200 suppliers that are small enterprises owned by minorities, women, veterans, disabled individuals or the economically disadvantaged in 2023. The Company also considers diversity when engaging third-party partners, including professional service providers.

- **Commitment to the Environment**. Throughout 2023, we continued our focus on sustainability, and our efforts included our ongoing work towards our enterprise-wide carbon and energy reduction goals, including SBTi approval of our scopes 1, 2, and 3 emissions targets.

- **Commitment to our Communities**. In 2023, supporting the communities in which we live and work remained a top focus. Labcorp enhanced its social responsibility impact with the launch of Access for All. This initiative unified focus areas and streamlined volunteer efforts across employee groups to foster a collective commitment in improving access to health, education, and community. Access for All embodies Labcorp's collaborative spirit with its employees and The Labcorp Charitable Foundation to break down barriers and empower communities around the globe to support equitable access for all. As part of our commitment to providing Access for All in global communities, we expanded our support of Project HOPE, a nonprofit organization dedicated to providing healthcare and emergency services to people around the world and empowering emergency responders on the ground to positively impact communities during times of crisis.

- **Continued Focus on Cybersecurity**. We continue to focus on risk-based decision-making and expanded programs designed to assess and address security and data privacy risks of our valued suppliers, outsourced services providers, and other business partners. We also increased data monitoring and protection, including in light of existing and increased risks related to the number of employees that continue to work remotely, risks associated with geopolitical events, and other events beyond the Company's control, with innovative technology including advanced analytics, artificial intelligence, and machine learning, with the goal of reducing the time to detect, contain, and remediate cyberattacks.

Board Structure and Independence

Governance Highlights

Highly Independent and Diverse Board	• Nine of our ten director nominees are independent • All Board committees are 100% independent • Six of our director nominees, representing two-thirds of our independent director nominees, are diverse (i.e., female or ethnic/racial minorities)	• Directors bring a wide array of qualifications, skills, backgrounds, and attributes to our Board; see "Evaluation of Director Candidates" on page 23
Active Board Refreshments	• Six of our independent director nominees, representing two-thirds of the independent director nominees, joined the Board within the last 10 years • New Lead Independent Director in 2023 • New Chair of the CHC Committee in 2023 • New Chair of the Nominating and Corporate Governance Committee in 2023	• Balanced mix of short- and long-tenured non-executive directors; average tenure of 8 years for our director nominees • Director nominees of varying ages from 48 to 69, providing a mix of perspectives • Annual review of the appropriate skills and characteristics required of the Board in the context of the Company's current business needs and strategic priorities to ensure a diverse and robust range of necessary skill sets
Strong Lead Independent Director	• Active Lead Independent Director with a clearly defined role and responsibilities	
Frequent Executive Sessions	• Independent directors meet regularly without management, led by our Lead Independent Director	• Six executive sessions held in 2023
Accountability and Engagement	• Annual election of directors using majority vote standard (no staggered board); plurality standard for contested elections • Active shareholder engagement, with regular shareholder outreach on issues including Company performance, executive compensation, and ESG policies and practices • Annual self-assessment of performance and effectiveness conducted by the Board and each Committee	• 2023 outreach to shareholders representing over 80% of voting shares, including over 300 meetings and discussions, including discussions with our largest institutional holders
Proxy Access	• Proxy access allows eligible shareholders to submit nominees to be included in the Company's proxy statement	
Shareholder Rights	• Shareholders can act by written consent between meetings	• Shareholders owning 10% of our common stock can call a special meeting of our shareholders in accordance with our By-Laws
Equity Ownership Guidelines	• 6x annual base salary for the CEO • 3x annual base salary for all Executive Vice Presidents	• A value of 5x annual director retainer for independent directors
Succession Planning	• The CHC Committee has primary responsibility for CEO and key executive succession planning	• Succession and executive development are discussed with the CEO, as well as without the CEO present in executive sessions
Director Orientation and Development	• Orientation and training programs for new directors on topics that include strategic plans, financial statements, governance, and key policies and practices	• Continuing education and ongoing training for directors
Risk Management Oversight	• Board has principal responsibility for oversight of our risk management process, including data security, privacy, and ESG matters	• The Audit, CHC, Quality and Compliance, and Nominating and Corporate Governance Committees each are responsible for certain significant functional areas of risk management as outlined under "Board's Role in Risk Management" (page 21)

Board Composition

The cornerstone of our governance philosophy is an independent and highly qualified Board. All directors are elected annually by a majority of votes cast by shareholders. All Board committees are composed entirely of independent directors.

Labcorp's By-Laws and Corporate Governance Guidelines provide for a Board comprised of no fewer than one and no more than fifteen directors, and no fewer than eight and no more than fifteen directors, respectively. There are currently twelve members of the Board, and ten members are standing for election at the 2024 Annual Meeting. Our Corporate Governance Guidelines provide for a mandatory retirement age of 75, subject to limited exceptions. Accordingly, consistent with our Corporate Governance Guidelines, Mr. Bélingard and Dr. Williams are not standing for re-election at the 2024 Annual Meeting. For more details about the nominees for directors and their biographies, please see "Proposal One – Election of Directors" (page 33).

The Board carefully evaluates each incoming director candidate based on selection criteria and overall priorities for Board composition, including the Board's commitment to actively developing a diverse pool of individuals from which director nominees may be selected. The selection criteria are periodically reviewed by the Nominating and Corporate Governance Committee with input from the rest of the directors. As our directors' commitments change, the Board revisits their situations to ensure that their service continues to be in the best interests of the Company and our shareholders. We believe that a range of tenure among Board members, coupled with a variety of backgrounds, ensures a balanced mix of longer tenured directors with deep perspectives on our business with fresh and diverse perspectives in the boardroom. Six of the ten non-employee director nominees joined the Board within the last ten years.

It is the policy of the Board that any director who experiences a significant change in responsibilities in such director's present job will tender their resignation to the Chairman of the Board for consideration by the Nominating and Corporate Governance Committee, which will recommend to the Board the action, if any, to be taken with respect to the resignation. In January 2023, Ms. Kliphouse announced her intention to retire from her then-current role of President of Google Cloud Americas, and in light of this anticipated change in principal employment, submitted an offer of resignation. Following a review and upon a recommendation of the Nominating and Corporate Governance Committee, the Board declined her offer of resignation. Ms. Kliphouse retired from her role as President of Google Cloud Americas in July 2023.

The following charts provide information on the expected composition of the directors on our Board if the current nominees are elected at the 2024 Annual Meeting.

DIRECTORS



INDEPENDENT DIRECTOR DIVERSITY



INDEPENDENT DIRECTOR TENURE



INDEPENDENT DIRECTOR AGE



Board Diversity Matrix (as of March 20, 2024)

Board Size:				
Total Number of Directors:	12			
Gender Identity:	**Female**	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Directors	4	8		
Demographic Background:				
African American or Black	1	1		
Alaskan Native or Native American				
Asian		1		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	3	4		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background		2		

We expect high standards of ethical conduct from our directors and management as described in our Corporate Governance Guidelines and Code of Conduct and Ethics, both of which are available under the Corporate Governance section of the Investors page of our website at www.Labcorp.com. We have included some highlights from these principles and a summary of key policies below.

Board Independence

The Board believes that a substantial majority of its members should be independent, non-employee directors. The Board has established guidelines for determining director independence that are consistent with the current listing standards of the NYSE (the "Listing Standards"). In addition, director affiliations and transactions are regularly reviewed to ensure that there are no conflicts or relationships that might impair a director's independence from the Company, senior management, and our independent registered accounting firm, as defined in the Listing Standards. Other than Mr. Schechter, all of our current Board members and all of the nominees for director qualify as "independent" as defined in the Listing Standards.

Board Leadership

The Chair of the Board leads the Board and oversees Board meetings and the delivery of information necessary for the Board's informed decision making. The Chair also serves as the principal liaison between the Board and our management. The Board and the Board's Nominating and Corporate Governance Committee routinely evaluates whether the roles of Chair and CEO should be separated or combined based on its judgment as to the structure that best serves the interests of the Company at the time. At this time, the Board believes that the positions of Chair and CEO should be held by the same person, as this combination provides unified leadership and direction in the management of the Company, contributing to cohesive, strong, and effective long-term vision and strategy, and delivering superior performance for our shareholders. This perspective also takes into account that the Company's business is complex, with more than 67,000 people employed worldwide. Our CEO has a deep understanding of the Company's complex and multifaceted business and global operations, and we therefore believe that he is best placed to raise critical issues that require Board attention and facilitate timely and unfiltered communication between the Board and management.

Since 2009, the Board has required that an independent director serve as Lead Independent Director when (i) the CEO also serves as Chair; or (ii) the Chair otherwise is not an independent director. Accordingly, since 2009, the Board has appointed an active Lead Independent Director, with clearly defined roles and responsibilities that support independent oversight of management. In appointing the Lead Independent Director, the Board carefully considers the skills and experience necessary to undertake the role. The Board believes that appointing a Lead Independent Director provides an efficient and effective leadership model for the Company by fostering clear accountability, effective decision-making, robust risk oversight, alignment on corporate strategy between the Board and management and a cohesive public face for the Company's independent Board members. In May 2023, the Board amended the Company's Corporate Governance Guidelines to provide for the election of the Lead Independent Director by the independent directors of the Board, rather than the full Board.

The Lead Independent Director, among other responsibilities as set forth in the Company's Corporate Governance Guidelines, presides at executive sessions of the Board, serves as a liaison between the Chair and the other directors, provides feedback from executive sessions to the Chair, remains available, as appropriate, to communicate with the Company's shareholders and other stakeholders, and advises the Chair with respect to consultants who report directly to the Board. Pursuant to the Company's Corporate Governance Guidelines, the Lead Independent Director's responsibilities also specifically include reviewing and approving meeting agendas, working with the Chair to facilitate timely and appropriate information flow to the Board, and reviewing and approving meeting schedules to assure that there is sufficient time for discussion of all agenda items. The Board believes that the Company's Corporate Governance Guidelines further underscore the robust role of our Lead Independent Director in providing appropriate leadership to the independent directors of the Board and oversight of management.

From June 2019 until June 2023, Mr. Neupert served as our Lead Independent Director. Effective June 5, 2023, our independent directors appointed Dr. Kong as our Lead Independent Director. In his role as the Lead Independent Director, Dr. Kong meets regularly with Mr. Schechter to review Board agendas, operations, and strategic issues discussed with the Board and other matters relating to the Board's oversight functions. Dr. Kong also leads the Board in its review of the Company's enterprise risk management process and the comprehensive assessment of key risks to the Company. Dr. Kong also serves as the chair of the Nominating and Corporate Governance Committee and, therefore, oversees the Committee's role in the Board self-assessment process. This process fosters frank exchanges between directors and helps guide suggested changes or additions to committee responsibilities and operations.

In addition, the Company's Corporate Governance Guidelines provide that the independent directors shall meet on a periodic basis, but no fewer than five times a year on the same day as the regularly scheduled Board meetings. Accordingly, the independent directors of the Board hold executive sessions without Company management. These sessions are generally held at each regularly scheduled meeting of the Board, and at each special meeting of the Board upon the request of a majority of the independent directors attending the special meeting. In 2023, Mr. Neupert, in his capacity as the Lead Independent Director, chaired three meetings, and Dr. Kong, in his capacity as Lead Independent Director, chaired three meetings of the independent directors to discuss strategy, executive compensation, succession planning, and other matters.

Board Oversight of ESG

The Board has principal responsibility for oversight of ESG topics, including environmental, social, human capital management, and governance, and delegates targeted oversight of specific areas of focus to its standing committees. For example, our CHC Committee oversees our human capital management risks, and regularly receives inclusion, diversity, and belonging updates at its meetings from our Chief Human Resources Officer and our Chief Inclusion, Diversity and Belonging Officer. Our Quality and Compliance Committee has oversight of our environmental sustainability and health and safety risks. Our Audit Committee is responsible for the review of the system and controls over reporting that the Company has in place to ensure the accuracy of key disclosures related to environmental, social, and governance matters. Our Nominating and Corporate Governance Committee has oversight of our governance risks. Each committee regularly reports to the full Board.

Annual Self-Assessment

As part of its commitment to strong governance, the Board conducts an annual self-assessment of its performance and effectiveness. The purpose of the self-assessment is to determine whether the Board and its committees are functioning effectively and to improve the performance of the Board as a unit. The self-assessment process fosters frank exchanges between directors and helps guide suggested changes or additions to committee responsibilities and operations. As part of the assessment, each director completes detailed questionnaires (including a peer evaluation and an evaluation of each committee on which the director is serving) developed by the Lead Independent Director, and the Lead Independent Director then conducts individual interviews with each director. The Lead Independent Director then leads a discussion of the results of the annual self-assessment with the Nominating and Corporate Governance Committee and separately with the full Board. In addition, each Board committee conducts a similar self-assessment of its performance focused on such committee's key responsibilities. Feedback from the committees' self-assessments is reviewed in the applicable committee and also presented to the full Board for review and discussion. These processes allow for each director to individually reflect on Board and committee effectiveness, as well as to discuss performance as a group, providing a meaningful tool to focus on individual and collective areas for improvement. As part of the self-assessment process and the process of considering non-employee directors for reappointment, the Nominating and Corporate Governance Committee also reviews each director's commitments in accordance with the requirements of our Corporate Governance Guidelines, including related to limitations on serving on other public company boards, and confirms the commitment of each director.

Board's Role in Risk Management

The Board oversees management's establishment and maintenance of the Company's risk management processes and regularly receives direct reports from those responsible for the operations of the Company. The Board delegates certain significant functional areas of risk management to the Board's committees. Each committee also conducts its own risk assessment and risk management activities throughout the year, some of which are highlighted in the "Board Committees and Their Functions" section below and reports its conclusions to the Board. The Board also encourages management to promote a corporate culture that integrates risk management into the Company's corporate strategy and day-to-day business operations in a way that is consistent with the Company's targeted risk profile.

The Board annually reviews the Company's enterprise risk management process and the comprehensive assessment of key financial, operational, information technology and security, medical and scientific standards of care, and regulatory risks and risks related to the Company's strategic plan, competitive activities, human capital management, and technological developments, as well as mitigating factors.



BOARD OF DIRECTORS

AUDIT COMMITTEE

- Assesses major financial risk exposures and steps taken by management to address the same
- Reviews risks identified during the internal and external auditors' risk assessment procedures
- Responsible for oversight and review of cybersecurity and other information technology risks, controls and procedures, and plans to mitigate cybersecurity risks and respond to cybersecurity incidents
- Responsible for the review of the system and controls over reporting that the Company has in place to ensure the accuracy of key disclosures related to ESG matters

COMPENSATION AND HUMAN CAPITAL COMMITTEE

- Reviews compensation plans and practices for consistency with best practices, alignment with the shareholders' interests, and support of the Company's objective to attract and retain skilled and talented employees
- Oversees management of risks related to the Company's human capital, including inclusion, diversity, and belonging
- Responsible for oversight of the Company's Incentive Compensation Recoupment Policy, which provides the Committee with the ability to "clawback" incentive compensation

QUALITY AND COMPLIANCE COMMITTEE

- Oversees management of risks relating to quality and compliance matters, including compliance with applicable legal, regulatory, operational, environmental sustainability and health and safety requirements
- Periodically reassesses the adequacy of the investigation and remediation practices for quality and compliance issues
- Responsible for overseeing management of ESG activities, objectives and disclosures relating to environmental, sustainability, employee health and safety, and compliance and quality matters
- Periodically reassess the adequacy of quality and compliance policy development and education and training

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

- Manages risks associated with corporate governance programs and practices
- Assists in identifying individuals qualified to become Board members in accordance with the Company's Corporate Governance Guidelines
- Oversees the Board's annual assessment of its performance

Cybersecurity Risk Management

The Audit Committee regularly reviews the Company's cybersecurity and other information technology risks, controls, and procedures, including the potential impact of such risks on the Company's business, financial results, operations and reputation, and plans to mitigate cybersecurity risks and respond to cybersecurity incidents. The Audit Committee routinely receives reports at its regularly scheduled meetings from the Chief Information Risk Officer and the Chief Information and Technology Officer on, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program, prior incidents, and the emerging cyber threat landscape. In addition, the Board receives briefings from the Chief Information Risk Officer and the Chief Information and Technology Officer at least annually.

Compensation Risk Assessment

The CHC Committee regularly reviews the Company's compensation policies and procedures to ensure that those practices are consistent with emerging best practices, are aligned with the shareholders' interests, and support the Company's objective to attract and retain skilled and talented employees. Throughout the year, management reviews compensation policies, practices, and changes in applicable regulations with the CHC Committee, including the impact of the Company's pay practices on the Company's risk profile. The CHC Committee also works directly with its independent compensation consultant, Frederic W. Cook & Co. ("FW Cook"), evaluating the Company's compensation philosophy and objectives to identify potential risks in the Company's pay practices. After reviewing FW Cook's analysis and the CHC Committee's findings, the Board has concluded that our compensation policies and practices are aligned with the interests of shareholders, appropriately reward pay for performance, and do not create risks that are reasonably likely to have a material adverse effect on the Company.

Identification and Evaluation of Director Candidates

Identification of Director Candidates

The Nominating and Corporate Governance Committee recommends a slate of directors to the Board for election by the Company's shareholders at each annual meeting of shareholders and also recommends candidates to the Board to fill any vacancies. Members of the Board are encouraged to identify potential candidates, who are evaluated by the Committee. In addition, the Committee is authorized to engage professional search firms at the Company's expense to assist with the identification, evaluation, and due diligence of potential nominees for the Board. The Committee believes it is important to maintain a Board with diverse experiences and expertise in a range of areas including industry, operations, scientific and medical, financial, global business, and executive leadership. The Committee also considers other commitments of Board members and candidates, including other public company leadership roles and service on other public company boards, including board committee leadership roles. In addition, consistent with our continued focus on inclusion, diversity, and belonging, the Committee also considers diversity when evaluating potential nominees for the Board.

Shareholders may also suggest individuals to be considered by the Board as potential nominees for election to the Board. A shareholder may submit an individual for consideration by the Board of Directors in connection with the 2025 Annual Meeting of Shareholders by providing certain information as set forth in the By-Laws, in writing, to the Corporate Secretary of the Company at 358 South Main Street, Burlington, North Carolina 27215. These suggestions for the 2025 Annual Meeting must be received no earlier than the 120th day prior to the anniversary date of the 2024 Annual Meeting (i.e., January 14, 2025) and no later than the 60th day prior to the anniversary date of the 2024 Annual Meeting (i.e., March 15, 2025). Nominees that comply with the foregoing procedures will receive the same consideration as other candidates identified by or to our Nominating and Corporate Governance Committee.

Under the Company's proxy access by-law, eligible shareholders also may submit their own nominations to the Board to be included in the Company's proxy statement for the 2025 Annual Meeting of Shareholders. The By-Laws permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of the Company's outstanding Common Stock continuously for at least three years, to nominate and have included in the Company's proxy materials persons for election to the Board constituting up to 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy certain requirements specified in the By-Laws. For a shareholder nominee to be included in the Company's proxy statement for the 2025 Annual Meeting of Shareholders under the proxy access by-law, the information required by the By-Laws must be received by the Corporate Secretary of the Company at the address provided above no earlier than the close of business on the 150th day prior to the anniversary date of the distribution of this proxy statement (i.e., November 5, 2024) and no later than the close of business on the 120th day prior to the anniversary date of the distribution of this proxy statement (i.e., December 5, 2024).

The By-Laws may be obtained free of charge by writing to the Company's Corporate Secretary and are included as Exhibit 3.2 to the 2023 Annual Report.

Evaluation of Director Candidates

	Anderson	Davis	Gilliland	Kliphouse	Kong	Neupert	Parham	Rothman	Schechter	Wengel
QUALIFICATIONS AND EXPERIENCE										
Business Strategy Experience	•	•		•	•	•	•	•	•	•
Corporate Finance and M&A	•	•	•	•	•	•	•	•	•	•
Corporate Governance Experience	•	•	•	•	•	•	•	•	•	•
Executive Leadership Experience	•	•	•	•	•	•	•	•	•	•
Healthcare/Clinical Research Background			•		•	•		•	•	•
International Experience	•	•		•		•	•	•	•	•
Risk Management Experience	•	•	•	•	•	•	•	•	•	•
Sales and Marketing Background	•	•		•			•		•	
Talent Management Expertise	•	•	•	•	•	•	•	•	•	•
Technology/Cybersecurity Experience	•			•		•		•	•	•

When evaluating prospective candidates for director, including those nominated by shareholders, the Nominating and Corporate Governance Committee conducts individual evaluations of the candidates, taking into account the criteria enumerated in the Company's Corporate Governance Guidelines (see description below). Among other things, the Committee considers whether prospective candidates have:

- personal and professional integrity;
- skills and experience to advise the Company regarding its medical, scientific, operational, strategic, and governance goals;
- interest, capacity, and willingness to serve the long- term interests of the Company's shareholders;
- ability and willingness to devote the required amount of time to the Company's affairs, including attendance at Board and Committee meetings;
- exceptional ability and judgment; and
- freedom from personal and professional relationships that would adversely affect the ability to serve the best interests of the Company and its shareholders.

The Company's Corporate Governance Guidelines provide that the Nominating and Corporate Governance Committee is responsible for reviewing with the Board the appropriate skills and characteristics required of Board members in the context of the Company's business needs and the current composition of the Board. This assessment includes, among other characteristics, diversity, age, background, skills, and expertise in the context of the perceived needs of the Board at the time of such assessment. The Company believes that Board membership should reflect diversity in its broadest sense, including persons diverse in gender, race, ethnicity, and geography, and actively considers these factors in its analysis of potential nominees. The Board seeks independent directors who represent a mix of backgrounds and experiences that will enhance the quality of the Board's deliberations and decisions, including experience with publicly traded national, international, or multinational companies, executive or financial management experience, and/or achievement with distinction in their chosen fields. The Board believes that its composition reflects a balance of skills, experiences, diversity, and expertise that provides strong and broad oversight, practical experience, and strategic vision to the Company.

Director candidates, other than sitting directors, may be interviewed by the Chair of the Nominating and Corporate Governance Committee, other directors, the CEO, the Chief Human Resources Officer, and the Corporate Secretary. The results of these interviews, as well as any other materials received by the Nominating and Corporate Governance Committee that it deems relevant, are considered by the Nominating and Corporate Governance Committee in making its recommendation to the Board.

As a part of the Company's continued process of Board renewal and succession planning, the Nominating and Corporate Governance Committee sought to add an additional director to the Board, particularly one who had a background and experience that included medical global health system oversight expertise. As part of its efforts to identify potential nominees, the Board engaged Spencer Stuart, a professional search firm, to assist with the search. After a comprehensive review, Spencer Stuart identified Dr. Rothman as a potential Board member whose profile closely matched the qualifications that the Nominating and Governance Committee had identified. Following additional consideration by the Board and based on the recommendation of the Nominating and Corporate Governance Committee, Dr. Rothman was appointed to the Board on June 6, 2023.

Communications with the Board

Shareholders and interested parties may communicate with the Board, individually or as a group, by submitting written communications to the appropriately addressed Board member(s), c/o Corporate Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215.

All communications with the Board will be reviewed initially by the Corporate Secretary, who will relay all communications to the appropriate director or directors unless the communication is:

- an advertisement or other commercial solicitation or communication;
- obviously frivolous or obscene;

- unduly hostile, threatening, or illegal; or
- related to trivial matters (in which case it will be delivered to the intended recipient for review at the next regularly scheduled Board meeting).

Directors may decide whether any of the communications addressed to their attention should be presented to the full Board, to one or more of its committees, or to the Company's management. Each director also has the discretion to determine whether a response to the person sending the communication is appropriate. Any response will be made through the Company's Corporate Secretary in accordance with the Company's policies and procedures and applicable law, and regulations relating to the disclosure of information.

The Nominating and Corporate Governance Committee, comprised entirely of independent, non-employee directors, has reviewed and approved the foregoing procedures and is responsible for recommending changes to the procedures as necessary.

Board Committees and Their Functions

The Board has four standing committees that are each composed entirely of independent directors. The Nominating and Corporate Governance Committee reviews committee and committee chair assignments annually and recommends committee rosters to the full Board after considering factors such as the directors' business and corporate governance experience, their preferences, criteria for specific committee service, and the directors' other responsibilities and scheduling flexibility. While there is no specific requirement for committee refreshment, the Nominating and Corporate Governance Committee will recommend changes that are intended to ensure that the membership of each committee reflects the appropriate mix of tenure, experience, and fresh perspectives. Committee membership shown below is as of March 20, 2024.

	Audit Committee	Compensation and Human Capital Committee	Nominating and Corporate Governance Committee	Quality and Compliance Committee
KERRII B. ANDERSON	Member, Financial Expert		Member	
JEAN-LUC BÉLINGARD		Member		Member
JEFFREY A. DAVIS	Chair, Financial Expert			Member
D. GARY GILLILAND, M.D., PH.D.	Member			Member
KIRSTEN M. KLIPHOUSE	Member			
GARHENG KONG, M.D., PH.D. ✓		Member	Chair	
PETER M. NEUPERT	Member, Financial Expert		Member	
RICHELLE P. PARHAM		Chair	Member	
PAUL B. ROTHMAN, M.D.				Member
ADAM H. SCHECHTER				
KATHRYN E. WENGEL		Member		Member
R. SANDERS WILLIAMS, M.D.	Member			Chair
Number of 2023 Meetings	9	6	5	4

🅒 | *Chair*

● | *Member*

▦ | *Financial Expert*

✓ | *Lead Independent Director*

Charters for each of the committees are available under the Corporate Governance tab of the Investors page of our website at www.ir.labcorp.com. Each committee reviews its respective charter on an annual basis.



Audit Committee

MEMBERS
Mr. Davis *(Committee Chair, Financial Expert)*,
Ms. Anderson *(Financial Expert)*, Dr. Gilliland, Ms. Kliphouse,
Mr. Neupert *(Financial Expert)*, and Dr. Williams.

The Audit Committee is responsible for assisting the Board with the following functions:

- the selection, appointment, compensation, and oversight of the work of any independent registered public accounting firm employed by the Company;

- reviewing the qualifications and independence of the Company's independent registered public accounting firm;

- assisting the Board with oversight of the integrity of the financial statements of the Company;

- ensuring that the Company complies with legal and regulatory requirements as they impact the Company's financial statements or reporting systems;

- overseeing the Company's internal audit functions and internal controls, including approving a risk-based internal audit plan and approving the Internal Audit Charter on an annual basis;

- reviewing the system and controls over reporting that the Company has in place to ensure the accuracy of its key disclosures related to environmental, social, and governance matters;

- overseeing the Company's management of financial risks, including with respect to risk assessment and risk management;

- reviewing all related party transactions in accordance with the Company's Related Party Transactions Policy;

- producing an Audit Committee report as required by the SEC to be included in the Company's annual proxy statement; and

- regularly overseeing and reviewing the Company's cybersecurity and other information technology risks, controls and procedures, including the potential impacts of such risks on the Company's business, financial results, operations and reputation, and the Company's plans to mitigate cybersecurity risks and to respond to data breaches, and regularly receiving reports from, and meeting with, the Chief Information Risk Officer and Chief Information and Technology Officer to review cybersecurity issues.

The Audit Committee meets regularly and in executive sessions with the Company's independent auditor, management, and the Company's internal auditors. In its meetings with the independent auditor and the internal auditors, the Audit Committee discusses, among other things, the overall scope and plans for their respective audits, the results of their examinations, critical audit matters, and their evaluations of the Company's internal controls.

The Audit Committee constitutes a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has determined that Ms. Anderson, Mr. Davis, and Mr. Neupert are each an "audit committee financial expert" as defined in the SEC's rules. The Board has also determined that Ms. Anderson, Mr. Davis, and Mr. Neupert each have the "accounting or related financial management expertise" required by the Listing Standards.



Compensation and Human Capital Committee

MEMBERS
Ms. Parham *(Committee Chair)*,
Mr. Bélingard, Dr. Kong,
and Ms. Wengel

The CHC Committee is responsible for assisting the Board with the following functions:

- reviewing the Company's compensation and benefit policies, procedures and objectives, including any perquisites paid to the CEO and other executive officers and directors;

- reviewing, approving, and making recommendations to the independent directors of the Board regarding the CEO's compensation, taking into account the corporate goals and objectives relevant to CEO compensation and evaluating the CEO's performance in light of those goals and objectives, and reviewing and approving the compensation arrangements for other executive officers;

- reviewing and evaluating the compensation paid to the Company's non-employee directors;

- reviewing the CEO's annual report on management development and assisting the Board in overseeing management succession plans;

- monitoring the evolving executive compensation landscape and considering shareholder feedback;

- reviewing and overseeing the Company's incentive compensation and equity plans;

- evaluating the Company's pay practices in relation to the Company's risk profile and compensation philosophy;

- approving and periodically assessing the effectiveness of any policies or plans related to the recoupment of incentive compensation, or "clawback" policies;

- overseeing the Company's policies and strategies related to its culture and human capital management, including inclusion, diversity, and belonging;

- producing a CHC Committee report as required by the SEC to be included in the Company's annual proxy statement; and

- assisting the Board in overseeing development and corporate succession plans for the corporate senior leadership team.



Nominating and Corporate Governance Committee

MEMBERS
Dr. Kong *(Committee Chair)*, Ms. Anderson,
Mr. Neupert, and Ms. Parham

The Nominating and Corporate Governance Committee is responsible for assisting the Board with the following functions:

- identifying individuals qualified to become Board members, consistent with criteria approved by the Board and succession planning;

- evaluating and analyzing annually the independence and commitments of each member of the Board;

- recommending to the Board the director nominees for the annual meeting of shareholders and the director nominees for each Board Committee;

- reviewing the Board's committee assignments and considering the rotation of Chairpersons and members;

- reviewing and discussing with the Board the Company's engagement with, and responsiveness to, shareholder votes on governance matters;

- reviewing and evaluating any actual or potential conflicts of interest relating to any director that may affect a director's continued service on the Board;

- reviewing and reassessing, on an annual basis, the adequacy of the corporate governance principles of the Company and recommending any proposed changes to the Board for approval; and

- leading the Board in its annual self-assessment.



Quality and Compliance Committee

MEMBERS
Dr. Williams (*Committee Chair*),
Mr. Bélingard, Mr. Davis, Dr. Gilliland, Dr. Rothman,
and Ms. Wengel

The Quality and Compliance Committee is responsible for assisting the Board in carrying out its oversight responsibility with respect to quality and compliance issues. This oversight responsibility includes ensuring that management adopts and implements policies and procedures that require the Company's employees to act in accordance with high ethical standards, deliver high quality services and comply with healthcare and other legal requirements. The Quality and Compliance Committee is responsible for reviewing the Company's processes intended to assure excellent performance and meet scientific, medical, and regulatory quality performance benchmarks.

In furtherance of the foregoing, the Quality and Compliance Committee annually reviews the Company's programs and practices related to scientific, medical, and regulatory quality and compliance, including a periodic reassessment of the adequacy of:

- quality and compliance policy development;
- quality and compliance reporting/tracking systems;
- investigation and remediation practices for quality and compliance issues; quality and compliance reporting/tracking systems;
- meeting scientific, medical, and regulatory quality performance benchmarks;
- education and training of Company personnel on quality and compliance;

- quality and compliance function responsibilities, staffing and budget; and
- the Company's programs for management of ESG activities and objectives and disclosures relating to environmental, sustainability, employee health and safety, and compliance and quality matters.

Additionally, the Quality and Compliance Committee meets regularly, but no less than annually, with each of the Company's Chief Compliance Officer and Chief Medical Officer and, as necessary, heads of the Company's corporate compliance and quality functions, regarding the implementation and effectiveness of the Company's scientific, medical, and regulatory compliance program, and receives and reviews periodic reports regarding, among other things:

- compliance-related activities and on-going compliance training programs;
- the quality assurance activities conducted by the quality functions;
- compliance audit plans and results;
- the results of internal quality audits;

- the status and results of audits, inspections, investigations, and enforcement actions by regulatory authorities;
- any significant deviations observed by the Company's quality functions; and
- the status of any corrective and preventative action plans initiated by those functions.

Board and Committee Meetings

During 2023, the Board held eight meetings and the Board's standing committees held a total of 24 meetings. Each of the directors attended no less than 90% of the total meetings of the Board and the Committees of which such director was a member, except for Ms. Wengel, who attended less than 75% of the total meetings of the Board and the Committees of which she was a member. Ms. Wengel attended, however, 80% of the regularly scheduled meetings of the Board and 75% of all meetings of the Board in 2023. Ms. Wengel's overall attendance was lower in 2023 because she could not attend two special meetings that were scheduled on short notice for the same date to discuss items related to the then-imminent closing of the spin-off of Fortrea for which she had a preexisting, unavoidable conflict. In advance of these meetings, Ms. Wengel provided input on the agendas and materials to the meeting Chair. Had she been able to attend those special meetings, she would have attended more than 75% of the total meetings of the Board and the Committees of which she was a member, which is consistent with her 93% meeting attendance in 2022 and her 100% attendance in 2024 through the date of this Proxy Statement. Our Nominating and Corporate Governance Committee has determined that Ms. Wengel continues to make valuable contributions to the Board and has the commitment and capacity to fulfill her Board obligations, including as demonstrated by her ongoing level of engagement.

In his capacity as the Lead Independent Director, Mr. Neupert chaired three meetings and Dr. Kong chaired three meetings of the independent and non-employee directors on the same days as regularly scheduled Board meetings. Members of the Board are encouraged to attend our annual meetings and all of the directors who were then serving attended the 2023 Annual Meeting of Shareholders.

Corporate Governance Policies and Procedures

Corporate Governance Guidelines

The Board has adopted a set of Corporate Governance Guidelines that address a number of topics, including composition of the Board, director independence, director commitments, including limits on their ability to serve on other boards, annual self-assessment by the Board and its Committees, retirement of directors, and succession planning. The Nominating and Corporate Governance Committee reviews the Corporate Governance Guidelines on a regular basis and any proposed additions or amendments are submitted to the full Board for its consideration. Shareholders may request a printed copy of the Corporate Governance Guidelines from the Corporate Secretary or access a copy under the Corporate Governance tab of the Investors page of Labcorp's website at www.Labcorp.com.

Code of Conduct and Ethics

The Board has also adopted a Code of Conduct and Ethics (the "Code") that is applicable to all directors, officers, and employees of the Company and its subsidiaries and affiliates. The Code sets forth Company policies and expectations on a number of topics, including but not limited to, conflicts of interest, confidentiality, compliance with laws (including insider trading laws), preservation and use of Company assets, and business ethics. The Code also sets forth procedures for reporting and handling any potential violation of the Code, conflicts of interest, and the appearance of any conflict of interest. The Code is regularly reviewed by management, the Audit Committee, and the Quality and Compliance Committee, and proposed additions or amendments are considered by the Board. Shareholders may request a printed copy of the Code of Conduct and Ethics from the Corporate Secretary or access a copy under the Corporate Governance tab of the Investors page on Labcorp's website at www.Labcorp.com. In addition, any waivers for directors, officers, and employees of the Company or amendments to the Code will also be posted on Labcorp's website.

Related Party Transactions

The Board has adopted a Related Party Transaction Policy pursuant to which, and in accordance with its charter, the Board's Audit Committee, or the full Board, is responsible for reviewing and approving the terms and conditions of related party transactions. The Company's directors and key employees, including all members of senior management, complete annual reports disclosing, or certifying the absence of, any related party transactions. The Audit Committee reviews all potential transactions involving related persons (as such transactions are defined by Item 404(a) of Regulation S-K as promulgated by the SEC) before allowing the Company to enter into any such transaction. Based on the Company's review of its transactions, there have been no transactions or proposed transactions considered to be related party transactions since January 1, 2023.

Director Compensation

The Company's non-employee director compensation is designed to attract and retain highly qualified, independent directors to represent shareholders on the Board and act in their best interest. The CHC Committee, which consists solely of independent directors, has primary responsibility for setting our non-employee director compensation. FW Cook, the Committee's independent compensation consultant, assists the CHC Committee in evaluating our non-employee director compensation program.

Elements of Non-Employee Director Compensation

Labcorp's non-employee director compensation is designed to align with emerging best practices and reflect the Board's belief that non-employee director compensation should not depend upon the number of meetings held, but rather on the ongoing work and role of the directors throughout the year. The 2023 elements of our non-employee director compensation included the following:

- *Annual Retainer.* An annual retainer of $120,000 was paid to each non-employee director in quarterly installments.

- *Committee Chair Annual Retainer.* The Chair of each standing committee of the Board received an additional retainer, paid on a quarterly basis. The retainer for the Chair of the Audit Committee is $25,000 and the retainer for the Chairs of the CHC Committee, the Nominating and Corporate Governance Committee, and the Quality and Compliance Committee each are $20,000.

- *Lead Independent Director Annual Retainer.* The additional retainer for the Lead Independent Director is $45,000, paid on a quarterly basis.

- *Equity Compensation.* Each non-employee director who was then serving on the Board received a grant of restricted stock units having a value of approximately $210,000 on February 7, 2023, subject to the requirements of the Company's Director Stock Ownership Program (as further described below). The number of restricted stock units granted was determined by using the closing price of the Company's Common Stock on the grant date ($221.67) as adjusted to account for the impact of the spin-off of Fortrea, see "Compensation Discussion & Analysis" below for additional information on the adjustment. The restricted stock units vested fully on February 7, 2024.

The Company has a policy of granting to each new director that joins the Board an equity award with a prorated amount of the value of the annual award granted to all directors, with a one-year vesting period. Dr. Rothman received a grant of restricted stock units on June 6, 2023, in connection with his appointment to the Board, having a value of approximately $140,000, subject to the requirements of the Company's Director Stock Ownership Program. The number of restricted stock units granted was determined by using the closing price of the Company's Common Stock on the grant date ($195.38) as adjusted to account for the impact of the spin-off of Fortrea. The restricted stock units will vest fully on June 6, 2024.

- *Reimbursement of Expenses.* Each director is reimbursed for such director's reasonable out-of-pocket expenses incurred in connection with travel to and from, and attendance at, meetings of the Board or its Committees, as well as for related activities such as director education courses and materials consistent with our policies concerning reimbursement for travel, entertainment, and other expenses.

Our non-employee director compensation program is intended to maintain director pay levels with the competitive median of the peer group used for the purposes of director compensation comparisons and broader industry benchmarks. In 2023, FW Cook conducted a study of our non-employee director compensation and confirmed that the directors' cash and equity compensation remained consistent with market practice and as such, recommended no change to the current program.

Director Stock Ownership Program

Maintaining a significant personal level of stock ownership ensures that each director is financially aligned with the interests of our shareholders. The Board believes that by holding an equity position in the Company, directors demonstrate their alignment with the long-term strategy and initiatives of the Company. Each non-employee director is required to acquire and maintain shares having a value equal to five times that of the annual cash retainer.

For purposes of determining whether the stock ownership requirement is satisfied, a calculation is performed for each director annually as of the business day closest to June 30 of each year (the "Measurement Date"), utilizing the average closing price of the Company's Common Stock for the 90-day period ending on the Measurement Date. For new participants, the stock ownership requirement is initially determined as of the date that the director becomes a participant, utilizing the average closing price of the Company stock for the 90-day period ending on that date.

Until the required level of ownership is met, a director is required to hold 50% of any shares of Common Stock acquired upon the lapse of restrictions on any stock grant. If a director fails to meet or show progress towards satisfying these requirements, the CHC Committee may reduce future equity grants to that director. Once satisfied, each director is required to maintain the required level of stock ownership for such director's entire tenure of service on the Board. Each member of our Board is currently in compliance with the director stock ownership program, either through satisfying the required level of ownership, or by satisfying the holding requirement.

Summary of 2023 Director Compensation

The compensation paid by the Company to the directors for 2023, other than Mr. Schechter, is set forth in the table below. Information on compensation for Mr. Schechter is set forth in the "Executive Compensation" section below (page 67).

Name	Fees Earned or Paid in Cash ($)[1]	Restricted Stock Unit Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
KERRII B. ANDERSON	$130,714	$209,921	$ 93	$340,728
JEAN-LUC BÉLINGARD	$120,000	$209,921	$389	$330,310
JEFFREY A. DAVIS	$134,286	$209,921	$ 93	$344,300
D. GARY GILLILAND, M.D., PH.D.	$120,000	$209,921	$ 93	$330,014
KIRSTEN M. KLIPHOUSE	$120,000	$209,921	$ 93	$330,014
GARHENG KONG, M.D., PH.D.	$165,714	$209,921	$ 93	$375,728
PETER M. NEUPERT	$147,857	$209,921	$ 93	$357,871
RICHELLE P. PARHAM	$131,429	$209,921	$ 93	$341,433
PAUL B. ROTHMAN, M.D.	$ 68,242	$140,087	$ 95	$208,424
KATHRYN E. WENGEL	$120,000	$209,921	$ 93	$330,014
R. SANDERS WILLIAMS, M.D.	$140,000	$209,921	$ 93	$350,014

(1) Includes annual retainer payments of $120,000 for each director, except for Dr. Rothman, who received a prorated retainer payment of $68,242 in connection with his mid-year appointment to the Board. Also includes Committee Chair annual retainer payments of $20,000 to Dr. Williams, and prorated payments of $10,714 to Ms. Anderson, $14,286 to Mr. Davis, $20,000 to Dr. Kong, $8,571 to Mr. Neupert, and $11,429 to Ms. Parham. Dr. Kong received a prorated retainer payment of $25,714 and Mr. Neupert received a prorated retainer payment of $19,286 for serving as Lead Independent Director during 2023.

(2) Amounts represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") for restricted stock units awarded to each director in 2023 as adjusted to account for the impact of the spin-off of Fortrea. For a discussion of the assumptions made in these valuations, see Notes 1 and 14 to the Company's audited financial statements included within its 2023 Annual Report. The aggregate number of restricted stock units held by each director as of December 31, 2023, was 947 with the exception of Dr. Rothman, who held 717. The aggregate grant date fair value excludes cash paid in lieu of fractional shares, which is reflected in the "All Other Compensation" column.

(3) Includes cash paid in lieu of fractional shares connection with the issuance of restricted stock unit awards or the satisfaction of tax obligations related thereto.

PROPOSAL ONE

Election of Directors



The Board unanimously recommends that shareholders vote **FOR** the election of the following nominees.

The full Board, upon recommendation of the Nominating and Corporate Governance Committee, has nominated each of Kerrii B. Anderson, Jeffrey A. Davis, D. Gary Gilliland, Kirsten M. Kliphouse, Garheng Kong, Peter M. Neupert, Richelle P. Parham, Paul B. Rothman, Adam H. Schechter, and Kathryn E. Wengel for election at the 2024 Annual Meeting to hold office until the next annual meeting of shareholders or until such director's death, resignation, or removal. Mr. Bélingard and Dr. Williams will retire from the Board effective as of the adjournment of the 2024 Annual Meeting and the size of the Board will be reduced to ten directors. All nominees have consented to serve, and the Board does not know of any reason why any nominee would be unable to serve. No director nominee is related to any of our other director nominees or executive officers, and there are no arrangements or understandings between a director and any other person pursuant to which such person was selected as a director nominee. If a nominee becomes unavailable or unable to serve before the 2024 Annual Meeting, the Board can either reduce its size or designate a substitute nominee. If the Board designates a substitute, your proxy will be voted for the substitute nominee.

Information about each nominee is included below, including details about the nominee's qualifications, skills, and experiences that supported the determination by the Nominating and Corporate Governance Committee and the Board that the person should serve as a director of Labcorp.

SKILLS KEY:

				
Business Strategy Experience	Corporate Finance and M&A	Corporate Governance Experience	Executive Leadership Experience	Healthcare/Clinical Research Background
				
International Experience	Risk Management Experience	Sales and Marketing Background	Talent Management Expertise	Technology/ Cybersecurity Expertise

Nominees to the Board of Directors

Adam H. Schechter

Chairman, President and Chief Executive Officer

Age: 59   **Director Since:** April 2013

Professional Highlights:

Adam H. Schechter has served as a director of the Company since April 2013, President and Chief Executive Officer of the Company since November 2019, and Chairman of the Board since May 2020. Prior to that, Mr. Schechter was President of Global Human Health and an Executive Vice President of Merck & Co., Inc., a pharmaceutical company, from 2010 to 2018, where he was a member of Merck's executive committee. He served as special advisor to the CEO of Merck from January 2019 to July 2019. Prior to becoming President, Global Human Health, Mr. Schechter served as President, Global Pharmaceutical Business from 2007 to 2010. Mr. Schechter holds a bachelor's degree in biology from La Salle University and was awarded an honorary Doctor of Humane Letters degree from La Salle University in 2021.

Skills and Qualifications:

- Global and U.S.-focused leadership roles, while at Merck, spanning sales, marketing, and managed markets, as well as business and product development
- Deep knowledge of the pharmaceutical and healthcare industries and extensive experience collaborating with many of the industries' key stakeholders to achieve patient-focused outcomes
- CERT Certificate in Cybersecurity Oversight

Skills:



Current Public Company Board Experience:

- DaVita Inc.

Other Current Relevant Experience:

- Vice Chair of the Board of Directors for the American Clinical Laboratory Association
- Water.org, Board Member
- Corporate Advisory Council for the National Alliance for Hispanic Health





Skills:



Committees:
- Audit Committee (Financial Expert)
- Nominating and Corporate Governance Committee

Current Public Company Board Experience:
- Worthington Enterprises, Inc.
- Abercrombie & Fitch Co.
- The Sherwin-Williams Company

Previous Public Company Board Experience:
- Chiquita Brands International Inc., Chairwoman
- PF Chang's China Bistro, Inc.

Other Current Relevant Experience:
- The Columbus Foundation, Chairperson of the Audit Committee
- Elon University, Board of Trustees and Audit Committee

Kerrii B. Anderson
Independent Director

Age: 66   **Director Since:** May 2006

Professional Highlights:
Kerrii B. Anderson has served as a director of the Company since May 2006. Ms. Anderson was Chief Executive Officer of Wendy's International, Inc., a restaurant operating and franchising company, from April 2006 until September 2008, when the company was merged with Triarc. Ms. Anderson served as Executive Vice President and Chief Financial Officer of Wendy's International from 2000 to 2006. Prior to this position, she was Chief Financial Officer, Senior Vice President of M/I Schottenstein Homes, Inc. from 1987 to 2000.

Skills and Qualifications:
- Strong record of leadership in operations and strategy
- Audit Committee financial expert with CEO and CFO experience
- Extensive public company board, governance, and audit committee experience
- Extensive financial, mergers and acquisitions, international, talent management, corporate governance and executive compensation experience
- CERT Certificate in Cybersecurity Oversight



Skills:



Committees:
- Audit Committee (Chair) (Financial Expert)
- Quality and Compliance Committee

Jeffrey A. Davis
Independent Director

Age: 60   **Director Since:** December 2019

Professional Highlights:
Jeffrey A. Davis has served as a director of the Company since December 2019 and Chairman of the Audit Committee since June 2023. Mr. Davis currently serves as the Chief Financial Officer of Dollar Tree, Inc., a leading operator of discount variety stores, a role he has held since October 2022. Prior to his time at Dollar Tree, Inc., Mr. Davis served as Chief Financial Officer of Qurate Retail Group, a leading retailer and media conglomerate comprised of eight retail brands including QVC, HSN and Zulily from October 2018 through August 2022. Prior to Qurate Retail Group, Mr. Davis served as Chief Financial Officer of J. C. Penney Company Inc., a retail company, from July 2017 until September 2018. Prior to joining J. C. Penney, Mr. Davis served as Chief Financial Officer of Darden Restaurants, Inc., a restaurant operator, from July 2015 until March 2016 and Chief Financial Officer of the Walmart U.S. segment of Walmart Inc. from January 2014 to May 2015, and in various other positions of increasing responsibility at Walmart U.S. from 2006 to 2013. Mr. Davis' experience also includes nine years in senior executive roles at Lakeland Tours LLC and McKesson Corporation. Mr. Davis is a certified public accountant and holds a bachelor's degree in accounting from the Pennsylvania State University and a master's degree in business administration from the Joseph M. Katz Graduate School of Business at the University of Pittsburgh.

Skills and Qualifications:
- Extensive executive leadership experience, including financial management and public company leadership experience as a CFO across multiple industries
- Extensive experience in operations, finance, capital structure, and mergers and acquisition
- Audit Committee financial expert
- Executive sponsor of diversity initiatives



Skills:



Committees:
- Audit Committee
- Quality and Compliance Committee

Current Public Company Board Experience:
- Nuvalent, Inc.

Other Current Relevant Experience:
- Fellow of the American Association for Cancer Research (AACR)
- Member of the American Society for Clinical Investigation (ASCI)
- Member of the Association of American Physicians (AAP)
- Member of the American Academy of Arts and Sciences (AAA&S)
- Member of the National Academy of Medicine (NAM)

D. Gary Gilliland, M.D., PH.D.
Independent Director

Age: 69   **Director Since:** April 2014

Professional Highlights:

D. Gary Gilliland has served as a director of the Company since April 2014. Dr. Gilliland has served as President and Director Emeritus of the Fred Hutchinson Cancer Center, a research organization, since January 2020. From January 2015 to January 2020, Dr. Gilliland previously served as President and Director of the Fred Hutchinson Cancer Center. Prior to that, he was the inaugural Vice Dean and Vice President for Precision Medicine at the University of Pennsylvania Perelman School of Medicine from October 2013 to January 2015, where he was responsible for synthesizing research and clinical-care initiatives across all medical disciplines including cancer, heart and vascular medicine, neurosciences, genetics, and pathology, to create a national model for the delivery of precise, personalized medicine. From 2009 until he joined Penn Medicine in 2013, Dr. Gilliland was Senior Vice President of Merck Research Laboratories and Oncology Franchise Head. At Merck, Dr. Gilliland oversaw first-in-human studies, proof-of-concept trials, and Phase II/III registration trials that included the development of pembrolizumab (anti-PD1) for treatment of cancer, and managed all preclinical and clinical oncology-licensing activities. Prior to joining Merck, Dr. Gilliland was a member of the faculty at Harvard Medical School for nearly 20 years, where he served as Professor of Medicine and a Professor of Stem Cell and Regenerative Biology. He was also an Investigator of the Howard Hughes Medical Institute from 1996 to 2009, Director of the Leukemia Program at the Dana-Farber/Harvard Cancer Center from 2002 to 2009, and Director of the Cancer Stem Cell Program of the Harvard Stem Cell Institute from 2004 to 2009. Dr. Gilliland has a Ph.D. in Microbiology from UCLA and an M.D. from UCSF.

Skills and Qualifications:
- Board-certified in Internal Medicine and Fellowship training in Hematology and Oncology, each at Harvard Medical School
- Expertise in cancer genetics and experience working within medical communities ranging from academia to the pharmaceutical industry
- Executive experience in clinical research and healthcare finance and mergers and acquisitions

Kirsten M. Kliphouse

Independent Director

Age: 57   **Director Since:** October 2022

Professional Highlights:

Kirsten M. Kliphouse has served as a director of the Company since October 2022. Ms. Kliphouse previously served as the President of Google Cloud Americas, a position she held from March 2022 to July 2023, where she was responsible for leading and growing the sales, go-to-market, customer engagement, channel, and services organizations. At Google Cloud, she also served as the Global Chair of the Aspiring Leadership Academy and Women@Google Cloud. Prior to her position as President, Ms. Kliphouse served as President of the North American division of Google Cloud from June 2019 to March 2022. Prior to Google Cloud, Ms. Kliphouse was Senior Vice President at Red Hat, Inc., a subsidiary of International Business Machines Corporation, Chief Executive Officer of Yardarm Technologies, a hardware and software solutions company, and founder and Chief Executive Officer of Scaling Ventures, a technology investment and advisory firm. Prior to her position at Yardarm, Ms. Kliphouse spent more than 25 years at Microsoft, Inc., where she was part of the executive leadership team and held numerous executive positions in Enterprise Sales, Original Equipment Manufacturers (OEM), Partner and Channels, and as Corporate Vice President of Customer Support, Success and Professional Services, during which she led more than 10,000-employees globally. Ms. Kliphouse is a recipient of the Founders Award for her superior leadership and contributions to the business. Ms. Kliphouse holds a degree in Computer Information Sciences and Business from Muhlenberg College.

Skills and Qualifications:

- Global cybersecurity incident response and remediation
- Executive leadership experience including by delivering operational and financial results
- Depth of experience within the technology sector, mergers and acquisitions, and business development
- CERT Certificate in Cybersecurity Oversight

Skills:



Committees:
- Audit Committee

Current Public Company Board Experience:
- Dun & Bradstreet Holdings, Inc.
- Global Payments, Inc.





Garheng Kong, M.D., PH.D.

Independent Director

Age: 48   **Director Since:** December 2013

Skills:



Committees:
- Lead Independent Director
- Compensation and Human Capital Committee
- Nominating and Corporate Governance Committee (Chair)

Current Public Company Board Experience:
- Lunit Inc. (KOSDAQ: 328130)
- Venus Concept Inc.
- Xeris Biopharma Holdings, Inc. (formerly Strongbridge Biopharma plc)

Previous Public Company Board Experience:
- Histogenics Corporation
- Avedro, Inc.
- Melinta Therapeutics, Inc.
- Alimera Sciences, Inc.

Other Current Relevant Experience:
- Duke University School of Medicine Board of Visitors
- Be the Match, Board of Directors
- Dell Children's Foundation, Board of Trustees
- Austin Healthcare Council

Professional Highlights:

Garheng Kong has served as a director of the Company since December 2013 and Lead Independent Director since June 2023. Dr. Kong also serves as the Chair of the Nominating and Corporate Governance Committee for the Company. Dr. Kong is the managing partner of HealthQuest Capital, a healthcare-focused investment firm, a role he has held since he founded HealthQuest Capital in 2012. He was previously a general partner at Sofinnova Capital, a position he held from 2010 to 2013. Before joining Sofinnova, Dr. Kong was a general partner from 2000 to 2010 at Intersouth Partners, a venture capital firm, where he was a founding investor or board member for various life science ventures, several of which were acquired by large pharmaceutical companies. Prior to his investing career, Dr. Kong was employed by GlaxoSmithKline, McKinsey & Company, and TherOx. Dr. Kong received undergraduate degrees in both Chemical Engineering and Biological Sciences from Stanford, and earned an M.D. and Ph.D. and MBA from Duke University.

Skills and Qualifications:
- Knowledge and experience in both the healthcare and finance fields
- Executive leadership experience
- Life science-related venture capital experience
- Corporate governance expertise through service on public company boards



Skills:



Committees:
- Audit Committee (Financial Expert)
- Nominating and Corporate Governance Committee

Current Public Company Board Experience:
- Adaptive Biotechnologies Corporation, Lead Independent Director
- Fortrea Holdings Inc.

Previous Public Company Board Experience:
- Quality Systems, Inc. (now NextGen Healthcare, Inc.)
- AQuantive.com
- drugstore.com, Chairman

Peter M. Neupert
Independent Director

Age: 68   **Director Since:** January 2013

Professional Highlights:

Peter M. Neupert has served as a director of the Company since January 2013. Mr. Neupert was an Operating Partner at Health Evolution Partners, a health only, middle market private equity firm, from January 2012 until June 2015. Prior to that, Mr. Neupert served as Corporate Vice President of the Microsoft Health Solutions Group from its formation in 2005 to January 2012. In addition, Mr. Neupert was a member of the Institute of Medicine's Roundtable on Value & Science-Driven Healthcare from 2007 to 2012, a workshop dedicated to transforming the way evidence on clinical effectiveness is generated and used to improve health and healthcare. Mr. Neupert also served on the U.S. President's Information Technology Advisory Committee, co-chairing the Health Information Technology Subcommittee and helping to drive the "Revolutionizing Health Care Through Information Technology" report, published in June 2004. Mr. Neupert served as the founding President and Chief Executive Officer of drugstore.com from 1998 to 2001 and as Chairman of the board of directors through September 2004. Mr. Neupert holds an M.B.A. from the Tuck School of Business at Dartmouth College and a B.A. in Philosophy from Colorado College.

Skills and Qualifications:
- Expertise in health information technology and how to grow shareholder value leveraging business strategies with technology
- Audit Committee financial expert
- Corporate governance and business strategy expertise
- Expertise and experience in cybersecurity matters



Skills:



Committees:
- Compensation and Human Capital Committee (Chair)
- Nominating and Corporate Governance Committee

Current Public Company Board Experience:
- Best Buy Co., Inc.

Previous Public Company Board Experience:
- Scripps Network Interactive Inc.
- e.l.f. Beauty, Inc.

Other Current Relevant Experience:
- Drexel University, Board of Trustees

Richelle P. Parham
Independent Director

Age: 56   **Director Since:** February 2016

Professional Highlights:

Richelle P. Parham has served as a director of the Company since February 2016 and Chairperson of the Compensation and Human Capital Management Committee since June 2023. Ms. Parham currently serves as the President of Global E-Commerce and Business Development for Universal Music Group, a music-based entertainment company, a position she has held since June 2021. Prior to Universal Music Group, Ms. Parham served as a Managing Director of WestRiver Group, which is a collaboration of leading investment firms that provides integrated capital solutions to the global innovation economy with investments focused on technology, life sciences, energy, and experiential sectors from October 2019 to May 2021. She is also currently a Strategic Advisor at Camden Partners, a private equity firm, where she previously served as a General Partner from October 2016 to October 2019. Prior to Camden Partners, Ms. Parham served as Vice President, Chief Marketing Officer of eBay from November 2010 to March 2015. Ms. Parham was responsible, globally, for eBay brand strategy and brand marketing, to reach over 108+ million active eBay users, Internet marketing and for customer relationship management. Prior to joining eBay, Ms. Parham served as head of Global Marketing Innovation and Initiatives and head of Global Marketing Services at Visa, Inc. from 2008 to 2010. Ms. Parham founded and serves as Executive Chairman of the Board of Directors for Shyn, an oral care product company since January 2018. Her experience also includes 13 years at Digitas, Inc., a leading marketing agency, where she held a variety of senior leadership roles, including senior vice president and general manager of the agency's Chicago office. Ms. Parham holds Bachelor of Science degrees in Business Administration and Design Arts from Drexel University.

Skills and Qualifications:
- Extensive senior-level executive experience, including in corporate finance, and mergers and acquisitions
- More than 20 years of global strategy and marketing experience, as well as expertise in understanding consumers and the consumer decision journey



Skills:



Committees:
- Quality and Compliance Committee

Current Public Company Board Experience:
- Merck and Co.

Previous Public Company Board Experience:
- Cancer Genetics, Inc.

Other Current Relevant Experience:
- King Faisal Specialist Hospital and Research Center in Saudi Arabia, Board of Directors
- Member of the American Society for Clinical Investigation (ASCI)
- Member of the Association of American Physicians (AAP)
- Member of the American Academy of Arts and Sciences (AAA&S)
- Member of the National Academy of Medicine (NAM)
- Member of the American Association for the Advancement of Sciences (AAAS)

Paul B. Rothman, M.D.
Independent Director

Age: 65   **Director Since:** June 2023

Professional Highlights:
Paul B. Rothman has served as a director of the Company and member of the Quality and Compliance Committee since June 2023. Dr. Rothman, a rheumatologist and molecular immunologist, was previously the Dean of the Medical Faculty for Johns Hopkins University School of Medicine and CEO of Johns Hopkins Medicine, during which time he oversaw both the Johns Hopkins Health System and the School of Medicine. Prior to serving at Johns Hopkins, Dr. Rothman held various leadership positions at Columbia University and the University of Iowa. Dr. Rothman holds a Bachelor of Science in biology from the Massachusetts Institute of Technology and an M.D. from Yale University.

Skills and Qualifications:
- Extensive expertise in patient care, science, and medicine relevant to the clinical laboratory business
- Operational, management, and executive leadership experience
- Deep understanding of the complexity of the U.S. healthcare delivery system and policy development



Kathryn E. Wengel

Independent Director

Age: 58   **Director Since:** March 2021

Skills:



Committees:
- Compensation and Human Capital Committee
- Quality and Compliance Committee

Other Current Relevant Experience:
- GS1 Global, Management Board member
- National Association of Manufacturers, Chair of the Board of Directors
- Advancing Women's Excellence in Supply Chain Operations Management and Education, Board of Advisors

Professional Highlights:

Kathryn E. Wengel has served as a director of the Company since March 2021. Ms. Wengel currently serves as Executive Vice President, Chief Technical Operations and Risk Officer, and a member of the Executive Committee of Johnson & Johnson. Since joining Johnson & Johnson in 1988, Ms. Wengel has served in various positions of increasing responsibility across the enterprise, both in the United States and various locations globally, including Executive Vice President and Chief Global Supply Chain Officer from 2018 to January 2023, Worldwide Vice President, Chief Global Supply Chain Officer from March 2014 to July 2018, and Chief Quality Officer from April 2010 to March 2014. Ms. Wengel holds a Bachelor of Science in Civil Engineering and operations research from Princeton University.

Skills and Qualifications:
- Extensive global experience in managing complex supply chains, operations, and quality and compliance
- Knowledge and experience in the healthcare field
- Executive leadership experience
- Advocate and sponsor of several key diversity initiatives

Executive Officers

Information regarding each of Labcorp's current executive officers and their relevant business experience is summarized below.

Adam H. Schechter

President and Chief Executive Officer

See "Proposal One: Election of Directors" (page 33) for information about Mr. Schechter.

Megan D. Bailey

Executive Vice President and Chief Strategy and Transformation Officer

Megan D. Bailey (44) has served as Executive Vice President and Chief Strategy and Transformation Officer since May 2023. Prior to that, Ms. Bailey served as Chief of Staff to the Chief Executive Officer and an Executive Committee member since July 2022. Ms. Bailey served as Chief Executive Officer and a member of the Board of Directors of Personal Genome Diagnostics (PGDx), a cancer genomics company, prior to its acquisition by Labcorp, from April 2020 to July 2022, as well as Chief Commercial Officer, from January 2020 to April 2020, and Vice President, Marketing, from March 2018 to January 2020. Ms. Bailey has more than 20 years of leadership experience in the healthcare industry, including more than 10 years at Roche Diagnostics, most recently serving as Senior Director of Commercial Operations, where she was responsible for leading commercial organizations across four divisions that spanned clinical chemistry, molecular diagnostics, tissue diagnostics, and point of care portfolios addressing multiple market segments. Ms. Bailey serves as a member of the Novo Holdings Advisory Group, on the University of Maryland Baltimore Foundation Board of Trustees, and on the Army West Point Athletic Association Board of Directors. Ms. Bailey is a graduate of the United States Military Academy at West Point and holds a Master of Public Health from the University of North Carolina at Chapel Hill.

Lance V. Berberian

Executive Vice President and Chief Information and Technology Officer

Lance V. Berberian (61) has served as Executive Vice President and Chief Information and Technology Officer since February 2020. Prior to that he served as Senior Vice President and Chief Information Officer from February 2014. Prior to joining Labcorp, he served as the Chief Information Officer at IDEXX Laboratories, Inc., a global leader in diagnostics and IT solutions for animal health and food and water quality, from 2007 to 2014. Mr. Berberian also served as Chief Information Officer and President of Kellstrom Defense Aerospace Inc., a fully integrated supply chain firm, from 2000 to 2007. Prior to that, he was the Chief Information Officer of Interim HealthCare Inc. from 1997 to 2000. Mr. Berberian serves as a Strategic Advisory Board member for North Carolina State University's Department of Computer Science, on the Advisory Board of the Master of Science in Informatics and Analytics program for University of NC Greensboro, on the University of Chapel Hill's Carolina Health Informatics Program Health IT Advisory Board, and on the Board of Trustees at Elon University. Mr. Berberian holds Bachelor's degrees in Business Administration and Information Technology from Thomas Edison State College.

Brian J. Caveney, M.D., J.D., MPH

Executive Vice President and President, Early Development Research Laboratories and Chief Medical and Scientific Officer

Brian J. Caveney (50) has served as Executive Vice President and President Early Development Research Laboratories and Chief Medical and Scientific Officer since May 2023, having previously served as Executive Vice President and President, Diagnostics and Chief Medical Officer since November 2019. Prior to that he served as Senior Vice President and Chief Medical Officer, beginning in September 2017. From 2011 until joining the Company, Dr. Caveney worked at Blue Cross and Blue Shield of North Carolina (Blue Cross NC), a health care insurance provider, and was most recently Blue Cross NC's Chief Medical Officer. In addition to various roles in the Healthcare Division of the core health plan, Dr. Caveney also served as Chief Clinical Officer of Mosaic Health Solutions, a wholly owned subsidiary of Blue Cross NC for strategic investments in diversified health solutions businesses. Prior to joining Blue Cross NC, Dr. Caveney was a practicing physician and assistant professor at Duke University Medical Center and also provided consulting services for several companies in the Research Triangle Park, North Carolina region. Dr. Caveney holds an M.D. from the West Virginia University School of Medicine, a J.D. from the West Virginia University College of Law, and an M.P.H. in Health Policy and Administration from the University of North Carolina at Chapel Hill. He completed his residency at Duke University Medical Center and is board-certified in preventive medicine, with a specialty in occupational and environmental medicine.

Jonathan P. DiVincenzo

Executive Vice President and President, Central Laboratories and International

Jonathan P. DiVincenzo (58) has served as Executive Vice President and President, Central Laboratories and International since May 2023. Mr. DiVincenzo has been with Labcorp since August 2017, serving as President, Clinical Trials Testing Solutions since October 2019, and prior to that, as Senior Vice President, GM, Covance, since August 2017. Under Mr. DiVincenzo's leadership, Labcorp opened new anatomic pathology facilities in the United States and abroad and completed the expansion of anatomic pathology, genomics and microbiology labs in Singapore, China, and Japan. In addition, Mr. DiVincenzo led Labcorp's efforts to automate its kit assembly line in Mechelen, Belgium and the construction of a new kit production facility in Suzhou, China. Before joining Labcorp, he served as President of the Environmental Health division of PerkinElmer, a precision optics corporation. Prior to PerkinElmer, he has held numerous leadership roles, including President and Chief Executive Officer at Enzymatics and President of the Bioscience Division of EMD Millipore, a subsidiary of Merk KGaA. Mr. DiVincenzo holds a Bachelor's degree in Mechanical Engineering from Northeastern University.

Glenn A. Eisenberg

Executive Vice President and Chief Financial Officer

Glenn A. Eisenberg (62) has served as Executive Vice President and Chief Financial Officer since June 2014. From 2002 until joining the Company, he served as the Executive Vice President of Finance and Administration and Chief Financial Officer at The Timken Company, a global manufacturer of highly engineered bearings and alloy steels and related products and services. Previously, he served as President and Chief Operating Officer of United Dominion Industries, a diversified industrial manufacturer, now a subsidiary of SPX Corporation, after working in several roles in finance, including Executive Vice President and Chief Financial Officer. With respect to Mr. Eisenberg's public company board experience, Mr. Eisenberg is expected to serve on the board of directors and the audit committee of Solventum Corporation upon completion of its spin-off. Previously, Mr. Eisenberg served on the Board of Directors of U.S. Ecology, Inc. from November 2019 to May 2022, where he chaired the Audit Committee, on the Board of Perspecta Inc., from May 2019 to May 2021, where he served on the Audit Committee, on the Board of Directors of Family Dollar Stores Inc. from November 2002 to July 2015, where he chaired the Audit Committee, and Alpha Natural Resources Inc. from July 2009 to May 2015, where he served as lead independent director and chaired the Nominating and Corporate Governance Committee. Mr. Eisenberg holds a Bachelor of Arts degree from Tulane University and a Master of Business Administration from Georgia State University.

Anita Z. Graham

Executive Vice President and Chief Human Resources Officer

Anita Z. Graham (52) has served as Executive Vice President and Chief Human Resources Officer since April 2023. Before joining Labcorp, Anita served as Executive Vice President, Chief Human Resources Officer and Public Affairs at VF Corporation, a footwear and apparel company, from January 2019 until January 2023, and as Vice President, Chief Human Resources Officer from January 2014 until January 2019. In addition to leading the human resources function through major business transformations, she also oversaw VF Corporation's public affairs initiatives, including corporate communications, government relations, community relations, and the VF Foundation. Prior to her time at VF Corporation, Ms. Graham was Senior Vice President, Chief Human Resources and Administration Officer at ADT Corporation (now ADT Inc.), an electronic security, fire protection, and alarm monitoring company, where she led the human resources, environment, health and safety, and corporate communications functions. Previously, she was also the Executive Vice President, Chief Administrative Officer at Shire plc, a global biopharmaceutical company that is now part of Takeda Pharmaceuticals. Ms. Graham currently plays a leadership role in several professional organizations, including the Human Resources Policy Association, the Center on Executive Compensation, and The Center on Executive Succession. Ms. Graham holds a B.S. in industrial and labor relations from Cornell University and a M.B.A. in finance from the Stern School of Business at New York University.

Mark S. Schroeder

Executive Vice President and President, Diagnostics Laboratories and Chief Operations Officer

Mark Schroeder (63) has served as Executive Vice President and President, Diagnostics Laboratories and Chief Operations Officer since May 2023, having previously served as Executive Vice President, and President, Diagnostics Laboratory Operations and Global Supply Chain since November 2019. From March 2016 until November 2019, Mr. Schroeder served as Chief Supply Chain Officer. In that role, he was responsible for Labcorp's global supply chain management function and overseeing Diagnostics and Drug Development supply chain operations around the world. Prior to that role, he served as Senior Vice President, Integrated Genetics, Oncology and Supply Chain Operations from 2014 to 2016. He was the Senior Vice President, Supply Chain Operations prior to that role, a position he held since joining the Company in May 2007.
Mr. Schroeder serves on the FedEx Healthcare Industry Advisory Board and on the Flare Capital Industry Advisory Board. Mr. Schroeder holds a Bachelor's degree in Interdisciplinary Engineering and Management from Clarkson University.

Amy B. Summy

Executive Vice President and Chief Marketing Officer

Amy B. Summy (58) has served as Executive Vice President and Chief Marketing Officer since March 2020. Prior to joining Labcorp, she was Partner, Marketing & Insights Practice Leader for the Americas for Ernst & Young LLP, a public accounting firm, from February 2018 to February 2020. From January 2013 to January 2018, Ms. Summy was Senior Vice President and Chief Marketing Officer for TE Connectivity Ltd., a technology and manufacturing company, where she led the global marketing organization, brand, digital platforms, customer insights, and communications for the company. Prior to that, Ms. Summy was Vice President, Marketing from July 2011 to December 2012. Ms. Summy also worked for Sapient Corporation, a global services company that provides strategy, marketing, and digital technology services from 1996 to 2011, where she held executive leadership roles, including Managing Director and General Manager of its New York and West Coast offices and Chief Marketing Officer. Ms. Summy co-founded and is a member of the Board of Directors of No More Kids with Cancer and serves as a member of the Corporate Council and Brain Tumor Board of Visitors for The Children's Hospital of Philadelphia. Ms. Summy received her Bachelor's degree in Finance from Kent State University and holds a Master's degree in Business Administration from New York University's Stern School of Business.

Sandra D. van der Vaart, J.D.

Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Sandra D. van der Vaart (64) has served as Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary since February 2020. From February 2019 to February 2020, Ms. Van der Vaart served as Senior Vice President, Global General Counsel and Chief Compliance Officer and Corporate Secretary. Prior to that she served as Labcorp's Senior Vice President, Deputy Chief Legal Officer from September 2015 until February 2019 and Senior Vice President, General Counsel and Assistant Secretary from January 2009 until September 2015. Prior to serving in these roles, Ms. van der Vaart served in various other roles within the legal department at the Company beginning in January 2001. Ms. van der Vaart holds a Bachelor of Science in Nursing from University of North Carolina at Chapel Hill and received her Juris Doctorate from the University of Virginia.

Peter J. Wilkinson

Senior Vice President and Chief Accounting Officer

Peter J. Wilkinson (53) has served as Senior Vice President and Chief Accounting Officer since April 2019. From January 2019 to April 2019, Mr. Wilkinson served as Labcorp's Senior Vice President, Accounting. Prior to that, Mr. Wilkinson served as Executive Vice President and Chief Financial Officer of Syneos Health, Inc.'s clinical division, a biopharmaceuticals services organization, from August 2017 to July 2018, and as Senior Vice President and Chief Accounting Officer of INC Research Holdings, Inc., the publicly traded predecessor to Syneos Health, from February 2016 to August 2017. Mr. Wilkinson also previously served as Senior Vice President in the INC Research finance department from April 2014 to February 2016. Prior to his position with INC Research, Mr. Wilkinson worked as a self-employed financial consultant, following earlier positions as the Chief Accounting Officer at Pharmaceutical Product Development, Inc, a clinical research organization, and as an auditor with Deloitte & Touche LLP. Mr. Wilkinson holds a Bachelor of Science in Finance from Liberty University.

Compensation Discussion & Analysis

The Company's executive compensation policies are designed to assist us in attracting and retaining qualified executives by providing competitive levels of compensation that take into account the Company's financial and business performance, execution of the Company's strategic plan, leadership, and operational performance. The Company uses variable compensation to motivate and reward executive performance, as well as to align executive compensation with the Company's actual performance and shareholder returns. In 2023, the CHC Committee approved annual incentive payouts to the NEOs who received payouts solely based on enterprise performance at 103.5% of target, which is consistent with our 2023 financial results, as discussed below in the section "2023 Company Performance Highlights," on page 48.

In addition, all participants with performance shares, for the three-year measurement period that ended in 2023, earned 200% for such performance share awards as measured just prior to the spin-off of Fortrea, which is consistent with our three-year cumulative EPS, revenue, and our relative TSR modifier.

To ensure shareholder input is reflected in our programs, we engage with our shareholders throughout the year to discuss their views on our compensation programs. Over the last five years, our annual advisory vote on the compensation of our named executive officers has averaged support of approximately 92% of the shares voted.

This Compensation Discussion and Analysis describes the Company's executive compensation program and decisions for 2023. This section details the compensation framework applied by the CHC Committee and, in particular, our compensation philosophy, elements of executive pay, compensation decisions and the link between executive pay and performance. In accordance with the rules of the SEC, the NEOs for 2023 were:

- **Adam H. Schechter**
  Chairman, President and Chief Executive Officer

- **Glenn A. Eisenberg**
  Executive Vice President and Chief Financial Officer

- **Brian J. Caveney**
  Executive Vice President and President, Early Development Research Laboratories and Chief Medical and Scientific Officer

- **Anita Z. Graham**
  Executive Vice President and Chief Human Resources Officer

- **Mark S. Schroeder**
  Executive Vice President and President, Diagnostics Laboratories and Chief Operations Officer

- **Paul R. Kirchgraber**
  Former Executive Vice President and Chief Executive Officer, Early Development, Central Laboratories and Oncology

- **Thomas H. Pike**
  Former President and Chief Executive Officer, Clinical Development and Commercialization Services

2023 Company Performance Highlights

During 2023, we built on our position as a global leader of innovative and comprehensive laboratory services that provides vital information to help doctors, hospitals, pharmaceutical companies, researchers, and patients make clear and confident decisions.

We made notable progress in 2023 on both our near-term and longer-term strategic opportunities, which include:

- Be the Partner of Choice for health systems and local and regional laboratories;
- Lead in the development, licensing, and scaling of specialty testing, including companion diagnostics;
- Establish leadership and partnership capabilities in cell and gene therapy;
- Expand consumer-centric capabilities; and
- Expand global reach, including through companion diagnostics.

As further described below, in June 2023, we completed the previously announced spin-off of our former clinical development and commercialization services ("CDCS") business, Fortrea. The spin-off of Fortrea strengthened the Company's strategic flexibility and operational focus to pursue specific market opportunities and better meet customer needs; focused capital structures and capital allocation strategies to drive innovation and growth; and provides a more targeted investment opportunity for different investor bases.

The Company achieved solid operational and financial performance across a broad range of measures in 2023. In setting goals for 2023 and evaluating the Company's performance, the CHC Committee acknowledged that year-over-year comparisons of 2023 results as compared to 2022 were not directly comparable due to the significant impact of COVID-19 related diagnostic testing in 2022.

- **Revenues from Continuing Operations:** Full year of $12.2 billion versus last year's $11.9 billion
- **Diluted EPS from Continuing Operations:** Full year of $4.33, versus $10.94 last year
- **Adjusted EPS from Continuing Operations:** Full year of $13.56, versus $16.66 last year

REVENUES AND ADJUSTED EPS EXCLUDING AMORTIZATION: 2019 – 2023

The below graph shows the revenues and adjusted EPS for fiscal years 2019 through 2023. Fiscal years 2019 through 2021 reflect revenues and adjusted EPS inclusive of the Company's CDCS business. For fiscal years 2022 and 2023, the full year consolidated results of the Company do not reflect the operations of Fortrea because they are treated as discontinued operations in those years.



(1)   Adjusted EPS, as presented, represents adjusted, non-GAAP financial measures. See reconciliation of Adjusted EPS and Diluted EPS on page 105.

The following table is a reconciliation of Net Income to Adjusted Net Income:

	2019	2020	2021	2022	2023
NET INCOME	$ 823.8	$1,556.1	$2,377.3	$1,279.1	$ 418.0
AMORTIZATION OF INTANGIBLES AND OTHER ASSETS	243.2	275.4	369.6	193.6	219.8
RESTRUCTURING AND OTHER CHARGES	54.6	40.6	43.1	54.0	49.1
ASSET IMPAIRMENTS	-	462.1	-	261.7	349.0
ACQUISITION AND DISPOSITION-RELATED COSTS	69.2	30.2	28.1	63.7	56.0
SPIN-OFF TRANSACTION COSTS	-	-	-	6.5	94.1
COVID-19 RELATED COSTS	-	63.9	71.9	27.1	59.6
RETENTION BONUSES	-	-	18.2	-	-
(GAINS) AND LOSSES ON VENTURE FUND INVESTMENTS, NET	(20.9)	27.8	(50.1)	12.0	4.8
LOSS ON SALE OF BUSINESS	13.3	1.2	6.2	-	-
DEBT REFINANCING COSTS	3.1	(1.6)	33.4	-	-
PENSION SETTLEMENT	-	-	3.0	3.1	10.8
OTHER	13.6	14.3	40.7	34.5	46.6
CHANGE IN U.K. TAX RATES	-	-	17.1	-	-
INCOME TAX IMPACT OF ADJUSTMENTS	(83.4)	(123.9)	(178.2)	(233.3)	(155.7)
EARNINGS FROM DISCONTINUED OPERATIONS, NET OF TAX	-	-	-	(277.1)	(38.8)
CDCS NOT INCLUDED IN DISCONTINUED OPERATIONS	-	-	-	100.7	74.4
ADJUSTED NET INCOME	$1,116.5	$2,346.1	$2,780.3	$1,525.6	$1,187.7
WASO	98.6	98.0	97.5	91.6	87.6
ADJUSTED EPS	$ 11.32	$ 23.94	$ 28.52	$ 16.66	$ 13.56

The Fortrea Spin-Off

In 2023, a transformational year for Labcorp, we completed the spin-off of Fortrea (the "Fortrea Spin-Off" or the "Spin-Off"). In connection with the Fortrea Spin-Off, the remainder of the Company's Drug Development segment was renamed the Biopharma Laboratory Services ("BLS") segment.

As described in more detail below, the Spin-Off resulted in a few adjustments to the Company's compensation programs. The 2023 Labcorp Bonus Plan ("LBP") goals were originally set assuming our former CDCS business would remain part of the Company for the full year. Upon completion of the Spin-Off, the targets were adjusted in October 2023 by removing forecasts relating to the CDCS business. The design of the LBP otherwise remained consistent with the 2022 design.

In determining the overall approach to the compensation programs in connection with the Fortrea Spin-Off, the CHC Committee reviewed input from FW Cook regarding potential compensation adjustments, including treatment of outstanding Labcorp equity, potential adjustments for outstanding performance share awards, and considerations for 2023 incentive plan cycles.

Summary of Spin-Off Equity Award Adjustments

After the Spin-Off, outstanding equity awards were adjusted to retain the same intrinsic value of the awards immediately before the Spin-Off. No changes were made to any remaining vesting periods.

- Time-based restricted stock units and non-qualified stock options held by Labcorp employees and directors were automatically adjusted to retain the same intrinsic value.
- 2021-2023 performance share awards, where 80% of the performance period had elapsed at the time of the Spin-Off, were adjusted so that performance was measured at the time of the Spin-Off. Following the Spin-Off, these performance share awards held by grantees who remained with the Company were then converted to time-based restricted stock units.
- 2022-2024 performance share awards were adjusted to remove post-Spin-Off CDCS business forecasts included in the original targets and to exclude actual CDCS business results after the first quarter of 2023.
- 2023-2025 performance share award targets were originally set based on a total Company pre-Spin-Off basis, but were subsequently adjusted so that targets excluded the CDCS business forecast that was originally included in these targets.

Shareholder Engagement

Over the last five years, our annual advisory vote on the compensation of our named executive officers has averaged support of approximately 92% of the shares voted. Last year, at our 2023 Annual Meeting of Shareholders, our annual advisory vote on the compensation of our named executive officers received support from approximately 92% percent of the votes cast. We consider this level of approval an indicator that the vast majority of our shareholders support our compensation program. We remain committed to a compensation program that incentivizes our leaders and aligns with our strategy, the key value drivers of our business, and the expectations of our shareholders.

To ensure shareholder input is reflected in our programs, we engage with our shareholders throughout the year to discuss their views on our compensation and corporate governance programs, as well as other topics of emerging concern and focus. Throughout 2023, we engaged with holders representing more than 80% of our shares outstanding. We strive to increase our engagement with our shareholders, including by involving the independent directors of our Board in meetings with our largest shareholders from time to time. One key area of discussion with our shareholders is our executive compensation program. Input from our shareholders on compensation is shared with the CHC Committee and discussed as part of the CHC Committee's annual review of our compensation program. Specific comments received from investors are discussed with the CHC Committee and reflected in the evolution of our executive compensation program and compensation best practices, as well as our corporate governance practices.

When the CHC Committee established its overall compensation program and long-term and short-term incentive plans, it considered shareholder feedback, along with other factors such as the Company's strategy and level of acquisition activity, the ability of leaders across the enterprise to influence different metrics, context on peer group practice provided by the CHC Committee's independent compensation consultant FW Cook, the ability to establish meaningful goals, and the correlation to long-term shareholder value. Based on the Committee's review, strong shareholder support for our programs as indicated in our "say-on-pay" results, guidance from FW Cook, and our belief that the program was effective at aligning pay and performance, the CHC Committee decided to retain most of the incentive plan design elements and performance metrics for 2023 (not including the adjustments to the LBP, and outstanding long-term incentive awards approved by the CHC Committee in connection with the Spin-Off, which are summarized above).

In 2022, in response to shareholder feedback and evolving market trends, the CHC Committee introduced an ESG modifier (the "ESG Modifier") into the LBP. This modifier was designed to be a negative modifier, with the potential to decrease, but not increase, the awards that otherwise would have been payable under the LBP. In making this change, the Committee considered the increasing shareholder focus on broad ESG matters, such as inclusion, diversity, and belonging, data privacy and security, and climate change, and the trend towards incorporating ESG metrics into executive compensation plans. In alignment with the metrics included in 2022, our 2023 ESG Modifier takes into account our performance across three goals: increasing diverse representation across leadership levels; establishing and supporting initiatives to reduce greenhouse gas emissions and employee injuries; and advancing our commitment to data privacy, compliance, and security. In our discussions with shareholders, we have generally received positive feedback on this change. Additional detail on the calculation is provided under the disclosure relating to our LBP.

The Committee continues to periodically review its compensation programs to drive continued alignment with the Company's evolving strategic goals and shareholder expectations.

Compensation Program Overview and Alignment with Company Performance and Shareholder Interests

Labcorp's executive compensation program is designed to attract, motivate, and retain talented executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term financial, operational, and strategic goals. We believe our executive compensation program discourages unnecessary risk-taking and aligns executive pay with company performance, and the interests of our shareholders with the performance of our executives. This program reflects our strong commitment to a results-driven compensation program.

The CHC Committee considers the Company's financial and business performance, execution of the Company's strategic plan, leadership, and operational performance in making compensation decisions. The CHC Committee believes that talent is the key to the daily operating and long-term success of the Company, and has adopted a compensation program to support a pay for performance culture based on: (i) attraction, retention, and motivation of top talent; (ii) pay differentiation based on individual, business unit, and enterprise level results; (iii) compensation packages that are market competitive; (iv) fair, equitable, and compliant pay practices that support internal equity; (v) motivating performance and rewarding results that lead to profitable growth over time; and (vi) support of shareholder interests and returns.

In support of the CHC Committee's philosophy, our executives' compensation structure is:

- **Focused on performance-based and variable compensation.** Performance-based compensation comprises a significant part of total compensation, with the combined percentage of variable and at-risk compensation highest for our CEO;

- **Long-term performance oriented.** Equity-based compensation comprises the largest part of total compensation and vests over a multi-year period to align the long-term interests of executive officers and shareholders;

- **Sensitive to performance variability.** The size and the realizable values of incentive awards provided to executive officers varies significantly with performance achievements;

- **Benchmarked to industry peers**. Compensation opportunities for executive officers are evaluated against those offered by companies that are in similar industries and are similar in size and scope of operations; and

- **Designed to recognize varying levels of responsibility.** Differences in executive compensation within the Company reflect varying levels of responsibility and/or performance.

The CHC Committee has structured our executive compensation program to align compensation with performance using three key elements of compensation: (i) annual salary; (ii) annual cash incentive pay; and (iii) long-term incentive awards. The CHC Committee generally seeks to establish total target compensation for these three elements that is competitive in relation to the median market compensation as reflected in data provided by FW Cook, its independent consultant, while continuing to emphasize the variable or at-risk portion of compensation when establishing the mix among these elements.

Approximately 75% of our CEO's total target compensation, set by the CHC Committee in February 2023, was performance-based and at-risk and an additional approximately 15% of his total target compensation was variable and based on the performance of the Company's stock. We believe the significant portion of total compensation delivered in equity tightly aligns our CEO's performance with the Company's objectives and shareholder expectations.

The charts below show the mix of pay elements included in total compensation opportunities for 2023 for our CEO and an average for our other NEOs (other than Mr. Pike).

CEO PAY MIX BASED ON TARGET AWARD OPPORTUNITIES



OTHER NEO PAY MIX BASED ON TARGET AWARD OPPORTUNITY[1]



- ■ Performance Shares
- ■ Non-Qualified Stock Options
- ■ Restricted Stock Units
- ■ Base Salary
- ■ Annual Cash Incentive

(1) NEO pay excludes Mr. Pike.

Labcorp seeks to achieve outstanding performance for our shareholders through focusing our executives on adjusted operating income, revenues, adjusted EPS, net orders for our BLS segment, and relative TSR (compared against our peer group). Our compensation program rewards our executives for achieving goals set for these financial metrics, as well as provides them a direct incentive to both preserve and create shareholder value and increase the Company's stock price. A substantial majority of the executives' 2023 compensation opportunity was in the form of variable and performance-based awards, including performance-based cash compensation under our LBP, performance shares, non-qualified stock options, and restricted stock units, all of which provide our executives a strong incentive to drive Company performance and increase shareholder value. Incentive compensation is guided by the following principles:

- executives receive payments only if performance goals are met or exceeded;
- payments under the LBP, if any, are based on a mix of (i) Company financial goals common to all executives; (ii) a modifier based on Company-wide performance on ESG initiatives; and (iii) an individual performance modifier for each executive addressing areas such as leadership and strategic objectives;

- by granting performance shares on overlapping cycles, the Company can adjust multi-year performance goals each year, as appropriate;
- a significant portion of long-term incentive target value (approximately 60%) is earned only if three-year financial performance goals are met; and
- both LBP payouts and the earned number of performance shares are capped at 200% of target.

The CHC Committee believes these programs reflect our strong commitment to a results-driven compensation program and the amounts earned in 2023 by our NEOs reflect this approach. While our long-term performance over the last three years has exceeded expectations, our annual performance in 2023 was mixed with performance exceeding target in our Diagnostics segment and falling below target in our BLS segment (previously our Drug Development segment). As a result of performance against our goals under the LBP and after taking into account the ESG Modifier, the CEO and other NEOs who received an LBP payout solely on enterprise performance received a payout at 103.5% of target. Executives who received performance shares in 2021 received a share payout of 200% of target, reflecting our strong performance for the three-year performance period ending in 2023.

Our commitment to paying for performance is demonstrated in the graph below, which shows the total payout of the annual non-equity incentive compensation to the CEO of the Company at the time, for each year from 2019 to 2023. During the period from 2019 through 2023, the Company reported significant growth in revenues, adjusted earnings per share, and stock price, driven in part by organic growth and disciplined acquisitions.

PAYOUT OF ANNUAL NON-EQUITY INCENTIVE COMPENSATION TO CEO



(1) Amounts shown reflect adjustments made to performance goals upon completion of the Spin-Off as further described on page 49.

The graph above shows the cumulative total return assuming an investment of $100 on December 31, 2018, in the Company's common stock. For the purpose of this graph, the distribution of 100% of the outstanding common stock of Fortrea to our shareholders, pursuant to which Fortrea became an independent company, is treated as a non-taxable cash dividend of $33.11 per share, an amount equal to the opening price of the common stock of Fortrea when it began trading on June 20, 2023, that was deemed reinvested in the Company's common stock at the closing price on June 20, 2023. The graph also shows our annual incentive plan payout to our CEO at the time (for 2019 this was our former CEO). The relationship reflects the Company's commitment to aligning our annual incentive payouts with performance.

Our market-leading compensation practices are designed with features to further align the interests of our executives with those of our shareholders:

WHAT WE DO

✓ Maintain robust stock ownership requirements for executives (6 times base salary for the Chief Executive Officer and 3 times base salary for Executive Vice Presidents)

✓ Cap annual incentive opportunity to discourage inappropriate risk-taking

✓ Cap cash severance payments to executive officers under new arrangements to 2.99x the sum of the executive officer's base salary and target annual incentive award

✓ Provide only "double trigger" change-in-control accelerated vesting provisions

✓ Maintain an Incentive Compensation Recoupment Policy that requires clawback of cash- and incentive-based compensation upon the occurrence of certain events

✓ Provide annual incentives linked to strategic and objective financial goals, which take into account Company-wide performance against predetermined ESG objectives

✓ Provide an annual target mix of performance oriented long-term incentives that includes performance shares (generally 60% of target grant value), with the remainder split between non-qualified stock options (20% of target grant value), and restricted stock units (20% of target grant value) with multi-year vesting

✓ Conduct annual shareholder outreach to engage on a variety of matters, including compensation

✓ Accrue dividend equivalent rights on restricted stock units and performance share awards, which are only paid if and when the underlying shares vest

✓ Maintain an insider trading policy that, among other things, requires pre-clearance of all Company common stock transactions and limits transactions to a specified trading window for key employees

WHAT WE DON'T DO

✗ Allow pledging or hedging of Company common stock

✗ Provide tax gross-ups, including on severance or change-in-control payments

✗ Use employment agreements except in connection with the hiring of our Chief Executive Officer and the individual hired to serve as the Chief Executive Officer of Fortrea following the Spin-Off

✗ Offer excessive change-in-control benefits

✗ Pay dividends on unvested performance awards and restricted stock units that are not earned

The Role of the CHC Committee

The CHC Committee's oversight responsibilities include the Company's compensation and benefits, as well as human capital management. The CHC Committee believes that a strong focus on inclusion, diversity, and belonging aligns with shareholder goals, and regular updates on the Company's ID&B initiatives and programs are provided by the Company's Chief Inclusion, Diversity, and Belonging Officer. With respect to the NEOs and other executive officers, the CHC Committee establishes compensation and benefits plans, sets compensation targets and performance goals, and evaluates performance against those plans and goals. The CHC Committee meets throughout the year to review compensation trends, evaluate emerging best practices, and consider changes to the executive compensation programs that align pay with performance and provide our senior management with an incentive to achieve superior financial results for the Company. In determining whether changes to the executive compensation programs are needed, the CHC Committee considers the goals and strategic objectives of the Company, including changes to strategy that should be reflected in the incentive structure of the management team. The CHC Committee also considers the results of prior advisory votes on compensation, direct shareholder feedback, and input from FW Cook in determining changes to the executive compensation program. The CHC Committee approves any changes to each component of executive officer compensation, including increases in base salary, annual incentive awards, and long-term equity incentive awards.

Compensation Decisions for our CEO

With regard to compensation decisions for our CEO, the CHC Committee considers the results of his performance assessment, including input from all independent non-employee directors, as well as the Company's financial and business performance. In an executive session, the chair of the CHC Committee led the independent non-employee directors through a review of Mr. Schechter's annual accomplishments, a review and approval of compensation actions recommended by the CHC Committee, and a review of performance objectives for 2023. The Board (except for Mr. Schechter) reviewed and ratified the CHC Committee's decisions with respect to Mr. Schechter's compensation. In setting Mr. Schechter's compensation for 2023, the CHC Committee took into consideration his leadership of the Company, the Company's outstanding performance during his tenure, including in response to the COVID-19 pandemic and the successful Spin-Off, and competitive practice at peer companies.

The Role of Management

Annually, and for 2023, the CEO is invited to provide input on the CHC Committee's executive compensation decisions, including input on the individual performance modifier under the LBP for each NEO, subject to the approval of the CHC Committee. Mr. Schechter's input on compensation proposals for the other NEOs are based on his assessment of past and expected individual performance and contribution. In addition, both the Company's Chief Human Resources Officer and Vice President of Total Global Rewards generally attend and participate in meetings of the CHC Committee and provide input on the design and implementation of the Company's executive compensation program.

The Role of the Independent Consultant

FW Cook, the CHC Committee's independent compensation consultant, plays an integral role in supporting the CHC Committee in the compensation-setting process, and one or more of its representatives attends the CHC Committee meetings to serve as a resource for the CHC Committee. FW Cook provides insight and advice related to the Company's compensation plans and policies, and provides recommendations based on compensation trends and regulatory and compliance developments. To encourage independent review and discussion of executive compensation matters, the CHC Committee and its chair regularly meet with FW Cook in executive sessions without management present. The CHC Committee has sole authority to retain or replace the independent compensation consultant. To maintain consultant independence, the CHC Committee's pre-approval is required for all services performed by the independent compensation consultant.

The CHC Committee assesses the independence of its consultant annually, considering, among other factors, the independence factors established by the NYSE. Specifically, FW Cook provides no services to the Company or its management other than the services provided to the CHC Committee in its capacity as the Committee's independent adviser on executive compensation matters. FW Cook affirmed that no member of the consulting team has any business or personal relationship with the CEO or any member of the Company's CHC Committee. FW Cook also affirmed that neither FW Cook nor any member of the consulting team serving the Company's CHC Committee owns any stock of the Company. In addition, the CHC Committee evaluated the work of FW Cook and determined that its work raised no conflict of interest, including under applicable NYSE independence factors. Considering all of these factors, the CHC Committee concluded FW Cook was independent.

Use of Peer Group

In evaluating executive compensation, the CHC Committee considers both absolute performance of the Company, as well as external comparisons relative to an established peer group. The peer group is used as a reference to evaluate market pay levels for certain of our NEOs, understand peer market pay practices, and provide a comparison for the relative TSR component of our performance share awards. Annually, FW Cook prepares a review of competitive total compensation for certain of the Company's executives versus total compensation for similar positions at our peer group companies. FW Cook also utilizes national general industry and life sciences survey data for executives for whom there is insufficient comparable information in the peer company proxy statements. The combination of the peer group data and survey data are used by the CHC Committee as market data for purposes of assessing the competitiveness of compensation. With input from FW Cook, and recognizing that the Company has no directly comparable competitors, the comparative peer group is selected by the CHC Committee from public companies in the life science and healthcare industries that are close to Labcorp in terms of scope of services, have similar business characteristics, have connecting peer relationships (i.e., companies viewing Labcorp as a peer), and are of a similar size in terms of revenue and market capitalization. Each year, with the support of FW Cook, the CHC Committee reviews the previous year's peer group to ensure it remains appropriate for benchmarking purposes and makes adjustments as needed to reflect changes in business strategy and other circumstances (e.g., mergers and acquisitions).

In April 2022, the CHC Committee established the peer group used for setting 2023 compensation, taking into account an annual review by FW Cook. The CHC Committee removed Perrigo from the peer group due to its smaller size compared to Labcorp in terms of revenue and market capitalization, as well as a change in its business focus.

The companies included in the 2023 comparative peer group were:

Agilent Technologies, Inc.	IQVIA Holdings, Inc.
Baxter International Inc.	Molina Healthcare
Becton, Dickinson and Company Incorporated	Quest Diagnostics Incorporated
Boston Scientific Corporation	Stryker Corporation
Charles River Laboratories	Syneos Health
DaVita Inc.	Thermo Fisher Scientific
Henry Schein, Inc.	Viatris
	Zimmer Biomet Holdings, Inc.

In August 2023, the CHC Committee established the 2024 comparative peer group considering, among other things, FW Cook's annual review of the peer group and changes to the Company's size and business profile following the Fortrea Spin-Off. The CHC Committee removed DaVita Inc. ("DaVita"), Syneos Health, and Thermo Fisher Scientific from the peer group. DaVita was removed to avoid any potential conflict of interest resulting from Mr. Schechter serving on the compensation committee of DaVita's board of directors. Syneos Health was removed because it was no longer a business fit following the Fortrea Spin-Off and because it was in the process of being acquired by a private equity group. Thermo Fisher Scientific was removed due to its significantly larger size compared to Labcorp in terms of revenue and market capitalization. The CHC Committee added Edwards Life Sciences and Universal Health Services to the peer group because they both align well with the Company in terms of revenue and market capitalization and because they reflect industry alignment. No other changes were made to the peer group at that time.

2023 Elements of Compensation

Our executive compensation program focuses on three key elements of compensation: (i) annual salary; (ii) annual cash incentive pay; and (iii) long-term incentive ("LTI") awards. The following chart shows how these elements were used by the CHC Committee in 2023.

LABCORP—2023 EXECUTIVE COMPENSATION STRUCTURE AND ACTIONS

BASE SALARY	In February 2023, the CHC Committee approved a base salary increase for Mr. Schechter of 3.3% and between 3.2% and 3.3% for Mr. Eisenberg, Dr. Caveney and Mr. Schroeder, effective as of June 2023. Dr. Caveney and Mr. Schroeder's increases were not implemented, as prior to their effective date, as described below, the CHC Committee increased their base salaries 18%, effective as of May 2023 in connection with changes in responsibilities due to the Spin-Off.	
LABCORP BONUS PLAN	**PERFORMANCE METRICS**	
	Consolidated Revenues	Payouts to the CEO and other NEOs under the LBP ranged from 99% to 116% of target performance. The payout factor for the enterprise pool was 103.5% of Target.
	Consolidated Adjusted Operating Income	
	Segment Specific Metrics	
	Subject to modification based on individual performance and Company-wide ESG performance	

LONG-TERM INCENTIVE (LTI)	PERCENT OF TARGET LTI VALUE	PERFORMANCE METRICS	
	60% – Performance Shares	70% – EPS	Payouts of the 2021-2023 performance share cycle were 200% of Target for the NEOs who received awards in 2021.
		30% – Revenue	
		Total Shareholder Return (25% Modifier)	
	20% – Restricted Stock Units	Service During Vesting Period	
	20% – Non-qualified Stock Options	Service During Vesting Period	

In addition to the three main elements of our compensation program, we also provide limited perquisites, severance benefits, and legacy post-retirement benefits as part of a standard and competitive compensation package.

Base Salary

While the CHC Committee generally targets salary levels of the NEOs at the median of the peer group, it retains the flexibility to adjust individual compensation to take into account variations in the individual's job experience and responsibilities, including as reviewed and recommended to the CHC Committee by the CEO. Annual changes in base salaries are determined using several factors, including the peer group's practices, Company performance, the individual's performance and experience in the role, increases generally provided to our employees, and how specific executive responsibilities compare to other executives within Labcorp, as well as to the most appropriate market reference data provided by FW Cook.

In February 2023, the CHC Committee approved base salary increases of 3.3% for Mr. Schechter, and between 3.2% and 3.3% for Mr. Eisenberg, Dr. Caveney and Mr. Schroeder, which took into account the competitiveness of their compensation and alignment with increases provided to employees broadly to bring total direct compensation more in line with the median of the total direct compensation for the peer group and to reflect their roles and contribution to the Company. Dr. Caveney and Mr. Schroeder's increases were not implemented, however, as prior to their effective date in May 2023, to account for the significant additional responsibilities in each of their post-Spin-Off roles and after reviewing market data and other input from FW Cook, the CHC Committee approved new compensation packages for Dr. Caveney and Mr. Schroeder, resulting in base salary increases of 18% for each of them.

No other NEOs received base salary increases as a result of the Spin-Off or otherwise.

The CHC Committee did not approve a base salary increase for Dr. Kirchgraber as he was expected to depart the Company in connection with the Spin-Off, and Mr. Pike and Ms. Graham's base salaries were established as part of their overall compensation packages when they joined the Company in January 2023 and April 2023, respectively.

The table below sets forth the base salary changes for the NEOs during 2023, effective June 18, 2023, unless otherwise noted.

Executive	January 1, 2023 Salary	June 18, 2023 Salary	Percent Change
ADAM H. SCHECHTER	$1,350,000	$1,394,000	3.3%
GLENN A. EISENBERG	$ 792,000	$ 817,000	3.2%
BRIAN J. CAVENEY[1]	$ 551,000	$ 650,000	18.0%
ANITA Z. GRAHAM[2]	$ -	$ 560,000	-%
MARK S. SCHROEDER[1]	$ 551,000	$ 650,000	18.0%
PAUL R. KIRCHGRABER	$ 630,000	$ 630,000	-%
THOMAS H. PIKE[3]	$ -	$1,100,000	-%

(1) New salary, as a result of changes in responsibilities due to the Spin-Off, took effect on May 1, 2023.

(2) Salary took effect upon hire on April 3, 2023.

(3) Salary took effect upon hire on January 9, 2023.

Annual Cash Incentive Pay (LBP)

The LBP is an enterprise-wide bonus plan that covers the majority of our executives and other management eligible for bonuses, including the NEOs. The LBP is designed to compensate participants for achieving annual goals that further the Company's strategy and create shareholder value. The LBP was originally introduced in 2021 to better (i) support the Company strategy through its strong focus on enterprise-wide performance; (ii) harmonize practices across the enterprise; and (iii) align with the range of performance opportunity observed with peer group and market practice. In 2022, the LBP was modified to include a company-wide ESG modifier. In February 2023, LBP goals were set for the full Company without incorporating the potential impact of the Fortrea Spin-Off. Following the completion of the Spin-Off, the LBP performance goals were adjusted by the CHC Committee in October 2023 to account for the Spin-Off by removing the CDCS business. The design of the LBP for 2023 otherwise remained consistent with the 2022 design.

Bonus awards for NEOs under the LBP are based on three performance factors:

• a Business Performance Factor, which is based on Company financial metrics;

• an ESG Modifier based on overall Company performance; and

• the executive's Individual Performance Modifier.

Each NEO's Business Performance Factor is based entirely on enterprise financial metrics, or on a combination of enterprise financial and segment financial and operating metrics, depending on the executive's responsibility. As a result of their change in role in May 2023, the Business Performance Groupings for Dr. Caveney and Mr. Schroeder changed on May 1, 2023, and are prorated based on the time in each role. The table below shows the metrics and weightings that determine the Business Performance Factor for each NEO. Dr. Kirchgraber did not receive a 2023 bonus because his employment terminated prior to the end of the calendar year. Pursuant to the terms of his employment agreement, Mr. Pike was entitled to a bonus payment equal to the greater of his (a) prorated Target Award subject to determination and approval by the Fortrea Board; or (b) a minimum payment of 100% of his base salary. For additional information, see "Mr. Pike's Employment Agreement" on page 78. In connection with Ms. Graham joining the Company in 2023, the CHC Committee agreed that she would be eligible to receive a pro-rated bonus target payment of 85% in 2023. The table below shows the metrics and weightings that determine the Business Performance Factor for each NEO.

Metrics	Enterprise Group	Diagnostics Segment Group	Biopharma Laboratory Services (BLS) Segment Group
Executives	ADAM H. SCHECHTER GLENN A. EISENBERG MARK S. SCHROEDER[1] ANITA Z. GRAHAM[3]	BRIAN J. CAVENEY[1] MARK S. SCHROEDER[2]	BRIAN J. CAVENEY[2]
Consolidated Revenue	50%	25%	35%
Consolidated Adjusted Operating Income (AOI)	50%	25%	35%
Diagnostics Segment Revenue	-	25%	-
Diagnostics Segment AOI	-	25%	-
BLS Segment Net Orders	-	-	15%
BLS Segment AOI	-	-	15%
Total	**100%**	**100%**	**100%**

(1)   January 1, 2023 - April 30, 2023

(2)   May 1, 2023 - December 31, 2023

(3)   April 3, 2023 - December 31, 2023

Setting and Evaluating Performance Targets. Company financial goals may be achieved by the NEOs at a threshold, target, or superior level. If actual performance for Company financial goals falls between either the threshold and target levels or the target and superior levels, the payouts are interpolated accordingly based on payout levels shown below. Each goal is measured separately and if the threshold level of performance for a particular goal is not achieved, the payout for that goal is zero. The Business Performance Factor is calculated based on the weighted average for each metric.

Performance Level	Payout Level
Threshold	50% of Target
Target	100% of Target
Superior	200% of Target

The ESG Modifier was introduced in 2022 and was designed to incorporate overall Company performance on ESG matters. Performance is evaluated based on a holistic, qualitative review of Labcorp's success relative to ESG performance objectives. The ESG Modifier has the potential to decrease, but not increase, an executive's bonus based on achievement of the ESG performance objectives, and can range from 90% to 100%. The ESG Modifier included the three following goals:

• increasing diverse representation for leadership levels;

• establishing and supporting initiatives to reduce greenhouse gas emissions and employee injuries; and

• advancing our commitment to data privacy, compliance, and security.

In addition, there is an Individual Performance Modifier that increases or decreases the executive's bonus based on individual performance, which may address individual, strategic, and operational objectives, as well as soft skills such as leadership and collaboration. The Individual Performance Modifier may range from 0% to 150%, provided that the modifier may not increase the payout to more than 200% of target under the LBP, the overall plan cap on payouts. If one or more of the individual performance metrics are not achieved (resulting in 0%), then the corresponding LBP payout could result in an amount less than the threshold level amount.

The threshold, target, and superior goals for the revenues, adjusted operating income, and BLS net orders measures were based on various outcomes considered by the CHC Committee, with the target amounts aligning to the Company's and segment's operating budget approved by the Board. Our 2023 goals took into consideration the Company's and each segment's internal outlook and expectations, and the outlook for 2023 provided to the public markets in early 2023.

Results for 2023 Company and Segment Financial Goals. The 2023 goals were initially set in February 2023 with the expectation that goals would be adjusted following completion of the Spin-Off. After the completion of the Spin-Off, the CHC Committee adjusted the financial goals to reflect the impact of the Spin-Off. The 2023 goals shown below reflect the revised adjusted performance targets for the Company and BLS segment pool.

Company Goals	Threshold	Target	Superior	2023 Result	Achievement[8]
Consolidated Revenues[1][2]	$10.9 billion	$12.1 billion	$13.3 billion	$ 12.2 billion	100.9%
Consolidated Adjusted Operating Income[2][3]	$ 1.4 billion	$ 1.8 billion	$ 2.0 billion	$ 1.8 billion	99.1%

Diagnostics Segment	Threshold	Target	Superior	2023 Result	Achievement[8]
Segment Revenues[4]	$ 8.3 billion	$ 9.2 billion	$10.1 billion	$ 9.4 billion	102.2%
Segment Adjusted Operating Income[5]	$ 1.3 billion	$ 1.6 billion	$ 1.7 billion	$ 1.6 billion	99.5%

Biopharma Laboratory Services Segment	Threshold	Target	Superior	2023 Result	Achievement[8]
Segment Net Orders[2][6]	$ 3.4 billion	$ 3.8 billion	$ 5.3 billion	$ 3.0 billion	78.2%
Segment Adjusted Operating Income[2][7]	$404 million	$449 million	$629 million	$420.3 million	68.1%

(1) The Consolidated Revenues item represents the Company's consolidated revenues as reported in the 2023 Annual Report, adjusted for foreign currency impact versus budgeted exchange rates.

(2) Target amounts shown have been adjusted to account for the Fortrea Spin-Off and reflect the removal of the budget attributed to the CDCS business as a result of the Spin-Off.

(3) Consolidated Adjusted Operating Income represents the Company's consolidated adjusted operating income (excluding amortization, restructuring charges, special items, and impairments) as reported in the Company's 2023 earnings release on February 15, 2024, adjusted for foreign currency impact versus budgeted exchange rates. Consolidated Adjusted Operating Income also includes a discretionary adjustment due to NHP supply issues.

(4) The Diagnostics Segment Revenues item represents Labcorp Diagnostics revenues as reported in the Company's 2023 earnings release on February 15, 2024, adjusted for foreign currency impact versus budgeted exchange rates.

(5) Diagnostics Segment Adjusted Operating Income represents Labcorp Diagnostics adjusted operating income as reported in the Company's 2023 earnings release on February 15, 2024, adjusted for foreign currency impact versus budgeted exchange rates.

(6) Segment Net Orders represents Biopharma Laboratory Services reported net orders at constant currency basis.

(7) Biopharma Laboratory Services Adjusted Operating Income represents Biopharma Laboratory Services adjusted operating income as reported in the Company's 2023 earnings release on February 15, 2024, adjusted for foreign currency impact versus budgeted exchange rates. Includes a discretionary adjustment due to NHP supply issues.

(8) Percentage achieved as a percentage of the target goal.

The table below shows for our NEOs who received awards under the 2023 LBP, the bonus opportunity, the Business Performance Factor, the ESG Modifier, the Individual Performance Modifier, and the resulting LBP award. In 2023, given the Company's continued solid financial performance and ability to meet the continued needs of patients, providers, and pharmaceutical clients, the Individual Performance Modifier was set at 110% for each executive. The Committee approved this increase in large part due to the success of the Spin-Off, which was successfully completed in less than a year. A similar adjustment was made for all bonus eligible employees in 2023 in light of the cross-company collaboration and effort required to complete the Spin-Off. In addition, after a review of the Company's performance against the newly implemented ESG goals, the CHC Committee approved an overall ESG Modifier of 100%.

Dr. Kirchgraber did not receive a 2023 bonus because his employment terminated prior to the end of the calendar year.

Pursuant to the terms of his employment agreement, Mr. Pike had an annual incentive target of 150% of annual base salary. For 2023, his contract provided for a minimum bonus payout of 100% of annual base salary. Due to the Spin-Off, his bonus will be determined by the Fortrea board of directors. For additional information, see "Mr. Pike's Employment Agreement" on page 78.

Executive	Prorated Salary[1]	Bonus Target (%) of Salary	Target Opportunity	Business Performance Factor[2]	Business Performance Factor Payout %	ESG Modifier	Individual Performance Modifier	Bonus Payout $
ADAM H. SCHECHTER	$1,373,748	150%	$2,060,622	Enterprise	103.5%	100.0%	110.0%	$2,346,018
GLENN A. EISENBERG	$ 805,493	100%	$ 805,493	Enterprise	103.5%	100.0%	110.0%	$ 917,054
BRIAN J. CAVENEY	$ 617,452	100%	$ 617,452	Diagnostics and BLS	90.7%	100.0%	110.0%	$ 609,719
ANITA Z. GRAHAM	$ 418,849	85%	$ 356,022	Enterprise	103.5%	100.0%	110.0%	$ 405,331
MARK S. SCHROEDER	$ 617,452	100%	$ 617,452	Enterprise and Diagnostics	105.5%	100.0%	110.0%	$ 718,807
PAUL R. KIRCHGRABER	$ 630,000	100%	$ 630,000	N/A	N/A	N/A	N/A	N/A
THOMAS H. PIKE	$1,100,000	150%	$1,650,000	N/A	N/A	N/A	N/A	N/A

(1) Represents prorated salary for executives employed at year end; for former executives represents January 1, 2023 annual salary and full year 2023 target opportunity assuming that executive would have been employed through the calendar year.

(2) Business Factor Performance for Dr. Caveney and Mr. Schroeder used different segment metrics for different time periods. See metrics table above on page 57 for additional information.

In addition to the payments to Ms. Graham under the LBP, in connection with the negotiations for Ms. Graham to join the Company in April 2023 and to compensate Ms. Graham for forfeited compensation opportunities from her previous employer, the CHC Committee also authorized the award of a one-time sign-on bonus of $500,000, and an additional one-time retention bonus of $500,000 if she remains employed with the Company through December 31, 2024. The retention bonus is subject to forfeiture and repayment if Ms. Graham terminates her employment for any reason or the Company terminates her employment for Cause, as defined in her offer letter, prior to December 31, 2024.

Long-Term Incentive Awards

LTI awards for 2023 continued to be comprised of a mix of performance share awards, time based non-qualified stock options, and restricted stock units. Performance share awards vest based on performance at the end of a three-year performance measurement period. Non-qualified stock options and restricted stock units generally vest in equal one-third increments over a three-year period beginning on the first anniversary of the grant date. Performance share awards are intended to comprise 60% or more of the target value on the grant date, with the remainder split between restricted stock units and non-qualified stock options (based on the Black-Scholes option pricing model).

In setting 2023 long-term compensation, the CHC Committee determined that a balanced program using performance-based awards, non-qualified stock options, and restricted stock units would achieve all of the following:

- reward stock price growth;
- deliver performance-based, at-risk compensation through performance shares;
- ensure longer-term business focus through the use of multi-year operational performance goals to determine the number of performance share awards ultimately earned;
- provide retention features through multi-year vesting and the use of non-qualified stock options and restricted stock units (three-year vesting requirement);
- align interests of executive officers, including the NEOs, with interests of all shareholders; and
- align with emerging practices of the market and peer group data.

The CHC Committee annually evaluates the size of LTI award values to assess whether when combined with base salary and the target LBP payout, the total target pay opportunity generally aligns with the median of the peer group and/or other applicable market comparisons. In addition to the review of market comparisons, the CHC Committee retains the flexibility to adjust individual award levels, taking into account variations in the individual's job experience and responsibility, including as reviewed and recommended to the CHC Committee by Mr. Schechter for executives other than himself. In 2023, the CHC Committee applied a target LTI mix of 60% performance shares, 20% non-qualified stock options, and 20% restricted stock units. In determining the target LTI award values for 2023, the Committee considered whether the values of total target pay opportunities for all of our NEOs would be within what the CHC Committee considered to be a competitive range of within 15% of the market median. The values ultimately selected were based on the Company's desire to attract and retain executive talent, the Company's stated objective of placing a greater emphasis on long-term incentives, and the CHC Committee's assessment of the Company's performance.

Each year, the CHC Committee assesses the appropriateness of the metrics used to determine the actual number of performance shares to be earned, if any, at the end of the next three-year period. This assessment takes into consideration a number of factors, including alignment with long-term business objectives, feedback from shareholders, ability to establish meaningful long-term goals, and alignment to shareholder value creation, among others. For the 2023-2025 performance cycle, the CHC Committee determined that EPS, revenue, and TSR remained appropriate because they (i) are critical to the long-term success of the Company; (ii) are transparent to shareholders and the NEOs; (iii) reinforce alignment between the NEOs and shareholders through the TSR modifier; and (iv) create an appropriate balance between profitability and top-line growth, which is important to shareholder value and discourages unnecessary risk taking. When initially setting performance targets in February 2023, the CHC Committee set the performance goals on a total Company basis, without taking into account the expected Spin-Off, but provided that if the Spin-Off were to occur, the business units being spun off would be treated as though they were discontinued operations. Accordingly, in October 2023, the CHC Committee approved adjustments to the 2023-2025 performance share award program to incorporate the impact of the Spin-Off.

As described under "Base Salary" above, in May 2023 the CHC Committee approved new compensation packages for Dr. Caveney and Mr. Schroeder to account for their significantly expanded roles following the Fortrea Spin-Off. These compensation packages included "off-cycle" awards to increase their annual LTI targets to reflect their new roles. The CHC Committee considers Dr. Caveney and Mr. Schroeder's continued employment with the Company a key component of the Company's continued growth. The decision to make "off-cycle" awards was made in part because of the significant amount of time that would pass until the next annual grant, and the size of the awards was intended to transition to a level reflective of the new roles. These awards were in the same vehicle mix as the annual LTI awards described above, with approximately 60% of the value in the form of performance awards tied to the same metrics as those granted in February 2023. For information regarding Mr. Pike's equity grants, including his sign-on equity grant, see "Mr. Pike's Employment Agreement" on page 78.

In setting Mr. Schechter's 2024 compensation, in February 2024, the CHC Committee approved an 18% increase to his LTI award value in recognition of his outstanding leadership of the Company and its strong performance under his tenure, as well as to position his pay more competitively relative to peers. The CHC Committee also approved for Mr. Schechter an additional one-time $2,000,000 increase to his annual LTI award to recognize his efforts contributing to the successful Spin-Off. This one-time award had the same vehicle mix as other LTI awards, with approximately 60% in the form of performance shares.

The table below presents an overview of the 2023-2025 performance share awards as adjusted following the Fortrea Spin-Off, which are based on cumulative three-year EPS, cumulative three-year revenue, and a modifier based on TSR relative to our peer group in effect at the time of the grant.

Revised 2023-2025 Performance Share Award Targets

Goal	Weighting	Threshold	Target	Superior
EPS (cumulative three-year EPS)	70%	$39.45[1]	$42.65[1]	$45.93[1]
REVENUE (cumulative three-year revenue)	30%	$36.0 billion[1]	$37.1 billion[1]	$38.3 billion[1]
RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER[2]	N/A	Bottom 25th Percentile -25%	Between the 26th and 75th Percentile No adjustment	Top 25th Percentile +25%

(1) 2023-2025 performance share award goal amounts shown were adjusted to remove the three-year CDCS forecast, which had been included in the January 2023 five-year forecast used to set the original targets. The CDCS business was treated as discontinued operations for purposes of the award and excluded from the measurement of performance against the targets in all covered periods.

(2) Refers to the percentile among our peer group based on TSR.

The performance share awards provide that achievement at the Threshold level results in earning 50% of the related portion of the award, achievement at the Target level results in earning 100% of the related portion of the award, and achievement at the Superior level results in earning 200% of the related portion of the award. If the three-year cumulative relative TSR falls below the 25th percentile of our peer group, the calculated payout of the performance shares will be reduced by 25%. If the three-year cumulative relative TSR is above the 75th percentile, the calculated payout of the performance shares will be increased by 25%, subject to an overall cap at 200%.

Details related to the grant size for each NEO can be found in the Grants of Plan-Based Awards table on page 69.

2022-2024 Performance Share Awards

We granted performance share awards in 2022 that would be earned only to the extent the stated performance goals over the three-year performance period ending December 31, 2024, were realized. The awards were based on cumulative three-year EPS and cumulative three-year revenue, with a modifier based on TSR relative to the peer group at the time of the grant. The awards provided that achievement at the Threshold level would result in earning 50% of the related portion of the award, achievement at the Target level would result in earning 100% of the related portion of the award, and achievement at the Superior level would result in earning 200% of the related portion of the award. In light of the Fortrea Spin-Off, the Labcorp performance targets were revised to remove the second quarter of 2023 to the fourth quarter of 2024 CDCS business forecast incorporated in the original targets and as further described below.

Revised 2022-2024 Performance Share Award Targets

Goal	Weighting	Threshold	Target	Superior
EPS (cumulative three-year EPS)	70%	$43.44[1]	$48.93[1]	$54.53[1]
REVENUE (cumulative three-year revenue)	30%	$39.5 billion[1]	$40.7 billion[1]	$41.9 billion[1]
RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER[2]	N/A	Bottom 25th Percentile -25%	Between the 26th and 75th Percentile No adjustment	Top 25th Percentile +25%

(1) 2022-2024 performance share award goal amounts shown were adjusted to remove the CDCS business forecast for the second quarter of 2023 through the fourth quarter of 2024, which had been included in the January 2022 five-year forecast used to set the original targets. The first quarter of 2023 was the last time Fortrea was treated as part of continuing operations, and thus the CDCS business was included in measuring performance against the targets through the first quarter of 2023. Following the first quarter of 2023, the CDCS business was treated as discontinued operations for purposes of the award and excluded from the measurement of performance against the targets.

(2) Refers to the percentile among our peer group based on TSR.

2021-2023 Performance Share Awards Earned

We granted performance share awards in 2021 that would be earned only to the extent the stated performance goals over the three-year performance period ending December 31, 2023, were realized. The awards were based on cumulative three-year EPS and cumulative three-year revenue, with a modifier based on TSR relative to our peer group. The awards provided that achievement at the Threshold level would result in earning 50% of the related portion of the award, achievement at the Target level would result in earning 100% of the related portion of the award, and achievement at the Superior level would result in earning 200% of the related portion of the award.

Based on the limited time remaining in the performance period at the time of the Fortrea Spin-Off and the actual performance to date, the CHC Committee decided to shorten the performance period and assess the number of 2021-2023 performance shares that were earned based on performance through the Fortrea Spin-Off, provided that the awards would not vest unless the grantees remained employed through when the awards would have otherwise vested in the first quarter of 2024. Based on that assessment, the 2021-2023 performance share awards held by grantees who remained with the Company following the Spin-Off were converted into restricted stock units relating to the shares of the Company's common stock. As a result of the Company's performance, and as described in the table below, the number of shares were earned at 200% percent of target, and vested on March 27, 2024.

Goal	Weighting	Threshold	Target	Superior	2021-2023 Result
EPS[1] (cumulative three-year EPS)	70%	$44.28	$49.80	$55.32	$65.26 (Superior)
REVENUE[1] (cumulative three-year revenue)	30%	$41.4 billion	$42.7 billion	$44.0 billion	$46.2 billion (Superior)
RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER[2]	N/A	Bottom 25th Percentile	26th-75th Percentile	Top 25th Percentile	54th Percentile (Target)

(1) The level of achievement was determined by adding actuals for 2021 and 2022 to the 2023 full year forecast at the time of the Spin-Off to determine the overall achievement level for the 2021-2023 performance period.

(2) Refers to the percentile among our peer group based on TSR. The performance shares awards provided that if the three-year cumulative relative TSR was below the 25th percentile of our peer group, the calculated payout of the performance shares would be reduced by 25%, if the three-year cumulative relative TSR was above the 75th percentile, the calculated payout of the performance shares would be increased by 25%, and of the three-year cumulative relative TSR was in range from the 26th to the 75th percentile, then no adjustment would be made. Performance was measured from January 1, 2021, through June 30, 2023.

The chart below shows the total payout of the performance share awards earned by our NEOs who received grants in each three-year period from 2019 to 2023.



Equity Grant Practices; Clawback Requirement

Generally, the CHC Committee approves equity grants at the beginning of the year in connection with a regularly scheduled CHC Committee meeting. The equity grants are awarded under the 2016 Omnibus Incentive Plan, pursuant to which the grant date of an award is the date the CHC Committee approves the award. The CHC Committee does not time awards with the release of information concerning the Company.

Awards that have been made pursuant to the 2016 Omnibus Incentive Plan are subject to any recoupment policy adopted by the Company to comply with the requirements of any applicable laws.

In October 2023, the CHC Committee approved our amended and restated Incentive Compensation Recoupment Policy, which we originally adopted in December 2018 (the "Recoupment Policy"). The Recoupment Policy generally provides for clawback of cash and equity awards from covered executives upon the occurrence of certain events, including the filing of an accounting restatement, overpayment of an award based on an accounting error, and employee misconduct.

In accordance with new SEC and NYSE rules, the Recoupment Policy requires reasonably prompt recovery of excess incentive compensation from covered executives (which include our NEOs) if (i) the Audit Committee, the Board, or another committee of the Board, as applicable, concludes or reasonably should have concluded that the Company is required to effect an accounting restatement; or (ii) a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement. Our updated Recoupment Policy expands the definition of accounting restatements to include accounting restatements caused by material non-compliance with any reporting requirement, as well as accounting restatements required to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Our updated Recoupment Policy also permits the Board to recover excess incentive compensation from all employees following the aforementioned accounting restatement triggers.

While not required under the new SEC and NYSE rules, our Recoupment Policy also empowers the Company to recover incentive compensation from all current and former employees for certain acts of misconduct. Pursuant to our Recoupment Policy, the Company may recover excess compensation from all current and former employees if they (i) are terminated for cause as defined in their employment agreement with the Company, or as defined under the Severance Plan or 2016 Omnibus Incentive Plan; (ii) engage in certain misconduct, including a failure to supervise, resulting in material harm to the Company; (iii) materially violate, breach or participate in activities that conflict with any employment agreement, confidentiality obligation or other restrictive covenant; (iv) commit or aid and abet an act of fraud or dishonesty, or intentional misconduct during the course of their employment; or (v) materially breach a written policy applicable to employees of the Company.

Our Recoupment Policy also requires reasonably prompt recovery of excess incentive compensation from covered executives upon an overpayment of an award based on an accounting error. In the event that an employee other than a covered executive receives excess incentive compensation upon an overpayment of an award based on an accounting error, the Board has discretion to seek recoupment of such excess compensation.

Stock Ownership Guidelines

The Board believes that requiring executive management to maintain a significant personal level of stock ownership ensures that each executive officer is financially aligned with the interests of our shareholders. Pursuant to the executive stock ownership program, the stock ownership requirement for each Section 16 Officer is determined annually, utilizing the executive's base salary as of the Measurement Date and the average closing price of the Company's Common Stock for the 90-day period ending on the Measurement Date. For new executive officers, the stock ownership requirement is initially determined as of the date that the person becomes an executive officer, utilizing the executive's base salary as of that date and the average closing price of the Company's Common Stock for the 90-day period ending on that date.

The required level of stock ownership will be adjusted if the executive's position changes and the new position has a different ownership requirement. An executive is required to maintain this level of stock ownership throughout the executive's tenure with the Company until near retirement, as explained below. The ownership requirements for each position are:

Position	Company Stock Ownership Requirements as a Multiple of Base Salary
Chief Executive Officer	6x
Executive Vice Presidents	3x
All Other Executive Officers	1x

Until the required level of ownership is met, an executive is required to hold 50% of any shares of Company Common Stock acquired upon the lapse of restrictions on any stock grant and upon the exercise of non-qualified stock options, net of taxes and shares used to pay the exercise price. If an executive fails to meet or show progress towards satisfying these requirements, the CHC Committee may reduce future equity grants or other incentive compensation for that executive. Once an executive reaches the age of 62, the ownership requirement is reduced by 50%, and once an executive reaches the age of 64, the ownership requirement is reduced by 75%. As of December 31, 2023, each of the NEOs was in compliance with the stock ownership guidelines, either through satisfying the required level of ownership, or by satisfying the holding requirement.

Ban on Pledging and Hedging Transactions

The Company maintains an Insider Trading Policy that prohibits all directors, officers, and employees from pledging and hedging with respect to Company stock, including:

- purchases of Company stock on margin and/or any pledge of Company stock, including holding Company stock in a marginable account and/or in any account other than a cash account;
- short sales;

- the buying or selling "puts" or "calls"; and
- other forms of hedging transactions, such as "prepaid variable forwards," "equity swaps," "collars," and "exchange funds".

Perquisites

The CHC Committee has determined that financial services, long-term disability, a wellness exam allowance, and certain security services are appropriate benefits that help ensure that the Company's executives maintain appropriate fiscal and physical health, which contributes to stable executive leadership for the Company. Pursuant to his employment agreement, the Company had agreed to pay up to $350,000 in incremental costs for flights for Mr. Schechter to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina for the first three years of his employment. In February 2023, the Committee approved an increase in the annual commuting limit to $400,000 due to rising fuel and other costs. Mr. Schechter's employment agreement also provides that he be provided with a car and driver for local commuting and business use. Mr. Schechter is responsible for all other commuting costs and does not receive tax reimbursement for any imputed income associated with personal travel. Additional information on the perquisites for Mr. Schechter are set forth below under the section "Mr. Schechter's Employment Agreement – Benefits and Perquisites" on page 77.

While historically the use of corporate aircraft for personal travel has been limited to extraordinary circumstances, pursuant to Mr. Schechter's employment agreement, Mr. Schechter is permitted use of the corporate aircraft for personal travel to promote his safety and security while traveling. In providing this opportunity to Mr. Schechter, the CHC Committee also believed that use of the corporate aircraft for personal as well as business travel would enhance his overall productivity and efficiency. Pursuant to his employment agreement, Mr. Schechter is permitted to use a private aircraft for nonbusiness purposes for an amount not to exceed $150,000 per calendar year. In July 2021, the CHC Committee also authorized Mr. Schechter to review and approve occasional, limited non-business use of the corporate aircraft by executive management and employees to the CEO, provided that the CEO determines that it is appropriate for such employee's productivity, privacy, safety, and security.

The CHC Committee believes that the perquisites the Company provides are appropriate and beneficial to the Company, and there are no tax gross-up payments associated with these perquisites. For more information on perquisites provided in 2023, including the valuation and amounts, see the "Summary Compensation Table" below.

Termination and Change-in-Control Payments

The Company maintains an Amended and Restated Master Senior Executive Severance Plan (the "Severance Plan") that provides participants with financial protection in circumstances involving a qualifying termination. The Severance Plan was established to provide a competitive benefit necessary to attract and retain executives, and so that in the context of a change in control the executive would consider corporate actions that would benefit shareholders without regard to personal finances.

We believe that the Severance Plan is appropriately structured and consistent with current market practice. For example, the Severance Plan provides for severance payments, a portion of which is based on the executive's average actual annual incentive payouts over a three-year period prior to the termination of employment, rather than target, and does not have tax gross-up payments associated with change-in-control payments. For additional information on the termination and change-in-control benefits under the Severance Plan, see "Potential Payments Upon Termination or Change-in-Control" on page 74.

The 2016 Omnibus Incentive Plan provides that if awards are assumed or substituted in connection with a change in control, only a qualifying termination event will result in accelerated vesting (i.e., "double trigger"). The plan does not provide for any tax gross-ups. We believe these provisions are consistent with current compensation trends.

Mr. Schechter does not, and Mr. Pike did not, participate in the Severance Plan. For a discussion of Mr. Schechter's severance arrangements, which are governed by the provisions of his employment agreement, see the section "Mr. Schechter's Severance Arrangements" on page 80.

Cash Severance Payments to Executive Officers

Pursuant to the Company's Executive Officer Cash Severance Policy, effective February 2024, any new employment agreement, any new severance, separation, or change of control agreement or similar arrangement, and any new severance plans or policies, with or applicable to any of our executive officers, will not permit cash severance benefits to exceed 2.99 times the sum of the executive officer's base salary and annual target bonus without the approval of our shareholders.

Deferred Compensation Plan

At the end of 2021, Labcorp froze both the Laboratory Corporation of America Holdings Deferred Compensation Plan and the Covance Deferred Compensation Plan and established a new plan, the Laboratory Corporation of America Holdings Nonqualified Deferred Compensation Plan ("DCP"), effective January 1, 2022. Under the DCP, certain of Labcorp's executives, including the NEOs, may elect to defer up to 90% of their annual cash incentive pay and/or up to 50% of their annual base salary and/or eligible commissions subject to annual limits established by the federal government. The deferral limits were based on the CHC Committee's assessment of best practices at the time the DCP was established. The DCP was established to provide a competitive benefit as part of the overall benefits package available to executives and provides them with a tax efficient strategy for retirement savings and capital accumulation without significant cost to the Company. Labcorp makes no matching contributions to the DCP. For additional information on the DCP, see "Deferred Compensation Plan" and accompanying table beginning on page 73.

Retirement Plans

The Company previously adopted a supplemental retirement plan, the Pension Equalization Plan (the "PEP") for executives, including the NEOs who have met the Plan's service requirements. The PEP is an unfunded, non-contributory, non-qualified plan that was designed to provide income continuation benefits at retirement and work in conjunction with the Company's Cash Balance Retirement Plan (the "Cash Balance Plan"), a qualified and funded defined benefit plan available to substantially all employees. The PEP was intended to provide additional retirement benefits to a select group of management employees as an integral part of a total compensation package designed to attract and retain top executive performers. Requirements of participation when the PEP was established included (i) approval of participation by the CEO; (ii) being named as a Senior or Executive Vice President or operating in the capacity of one; or (iii) being named as the President or CEO. Effective January 1, 2010, both the PEP and the Cash Balance Plan were frozen; after that date, no new participants have been admitted and no further service credits were awarded to current participants. Mr. Schroeder is the only NEO who participates in these plans.

The Company currently offers a 401(k) plan, which is a defined contribution retirement savings plan. Participation in this plan is available to substantially all eligible U.S.-based employees, including executives. Company contribution information for executives is reflected in the "Summary Compensation Table" below.

Compensation and Human Capital Committee Report

The Compensation and Human Capital Committee of the Board of the Company has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation and Human Capital Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K (including through incorporation by reference to this Proxy Statement).

The Compensation and Human Capital Committee

Richelle P. Parham, Chairperson
Jean-Luc Bélingard
Garheng Kong
Kathryn E. Wengel

Executive Compensation

Summary Compensation Table

The compensation paid, accrued, or awarded during the years ended December 31, 2021, 2022, and 2023 to the Company's NEOs is set forth below.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Non-Qualified Stock Options[3]	Stock Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value And Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6][7]	Total ($)
ADAM H. SCHECHTER President and Chief Executive Officer	2023	$1,373,692	$ -	$2,250,072	$ 9,071,320	$2,346,018	$ -	$ 938,253	$15,979,355
	2022	$1,317,500	$ -	$2,142,125	$ 9,063,244	$1,675,221	$ -	$ 729,207	$14,927,297
	2021	$1,277,381	$ -	$1,803,330	$13,236,819	$3,802,068	$ -	$ 432,007	$20,551,605
GLENN A. EISENBERG Executive Vice President and Chief Financial Officer	2023	$ 805,462	$ -	$ 615,878	$ 2,473,816	$ 917,054	$ -	$ 144,567	$ 4,956,777
	2022	$ 780,500	$ -	$ 586,988	$ 6,551,496	$ 661,630	$ -	$ 101,879	$ 8,682,493
	2021	$ 756,287	$ -	$ 497,470	$ 3,660,580	$1,500,695	$ -	$ 43,676	$ 6,458,708
BRIAN J. CAVENEY Executive Vice President and President, Early Development and Chief Medical and Scientific Officer	2023	$ 617,635	$ -	$ 432,955	$ 1,745,352	$ 609,719	$ -	$ 70,782	$ 3,476,443
	2022	$ 538,000	$ -	$ 343,045	$ 1,440,880	$ 641,792	$ -	$ 44,750	$ 3,008,467
	2021	$ 521,532	$ -	$ 286,045	$ 2,122,324	$1,034,877	$ -	$ 15,851	$ 3,980,629
ANITA Z. GRAHAM Executive Vice President and Chief Human Resources Officer	2023	$ 420,000	$500,000	$ 196,708	$ 1,012,330	$ 405,331	$ -	$ 21,622	$ 2,555,991
MARK S. SCHROEDER Executive Vice President and President, Diagnostics Laboratories and Chief Operations Officer	2023	$ 617,635	$ -	$ 461,625	$ 1,892,720	$ 718,807	$13,815	$ 90,506	$ 3,795,108
	2022	$ 538,000	$ -	$ 343,045	$ 1,440,880	$ 456,051	$ -	$ 65,079	$ 2,843,055
	2021	$ 521,532	$ -	$ 286,045	$ 2,112,324	$1,034,877	$ -	$ 35,851	$ 3,990,629
PAUL R. KIRCHGRABER Executive Vice President and Chief Executive Officer, Early Development, Central Laboratories and Oncology	2023	$ 424,038	$ -	$ 410,610	$ 1,648,365	$ -	$ -	$2,845,156	$ 5,328,169
	2022	$ 630,000	$ -	$ 388,784	$ 1,648,375	$ 267,036	$ -	$ 82,738	$ 3,016,933
	2021	$ 625,838	$ -	$ 286,045	$ 2,112,324	$1,241,852	$ -	$ 155,367	$ 4,421,426
THOMAS H. PIKE Executive Vice President	2023	$ 528,846	$ -	$ -	$ 4,129,232	$ -	$ -	$ 11,240	$ 4,669,318

(1) Values reflect the amounts actually paid to the NEOs in each year. Base salary adjustments, if any, typically occur at the end of June or early July of each year; however, as a result of the Spin-Off, Dr. Caveney and Mr. Schroeder's base salary adjustments were effective as of May 2023. Base salary adjustments are typically not retroactive to the beginning of the year.

(2) Represents amounts paid as a discretionary bonus. In 2023, Ms. Graham was paid a one-time sign-on bonus in connection with commencing her new employment and to compensate her for forfeited compensation opportunities from her previous employer.

(3) Represents the aggregate grant date fair value of options, restricted stock units, and performance shares for each NEO granted during each respective year, computed in accordance with accounting standards for stock-based compensation. The grant date fair value of restricted stock units is based on the closing price of the Common Stock on the applicable grant date. For the 2023 performance share awards, the grant date fair value is based on a Monte Carlo simulated fair value for the relative (to the peer group at the time of the grant) TSR component of the performance awards. The Monte Carlo simulation model relies upon assumptions, including the historical and expected volatility of the Company's stock price and the relevant comparator index, correlation coefficients, and interest rates. Assumptions used in these calculations are included on page F-34 of our 2023 Annual Report. The February 2022 performance share awards included in the above totals are valued assuming achievement of the EPS and revenues goals at target, which was the probable outcome determined for accounting purposes at the time of grant. The threshold and superior grant date values of performance share awards granted in 2023 included above are as set forth in the table below.

Name	Grant Date Value at Threshold Performance ($)	Grant Date Value at Superior Performance ($)
ADAM H. SCHECHTER	$3,455,064	$13,820,729
GLENN A. EISENBERG	$ 942,656	$ 3,770,622
BRIAN J. CAVENEY	$ 667,045	$ 2,668,651
ANITA Z. GRAHAM	$ 390,252	$ 1,561,007
MARK S. SCHROEDER	$ 725,192	$ 2,900,769
PAUL R. KIRCHGRABER	$ 627,570	$ 2,510,281
THOMAS H. PIKE	$ -	$ -

(4)   Represents the amounts earned by each NEO during 2023 pursuant to the Company's LBP.

(5)   Represents solely the aggregate change in the actuarial present value of each NEO's accumulated benefit under the Company's pension plans from December 31, 2020 to December 31, 2021, December 31, 2021 to December 31, 2022, and December 31, 2022 to December 31, 2023, respectively. For the assumptions made in the 2023 valuations, see Note 16 to the Company's audited financial statements included within our 2023 Annual Report. These assumptions change from year to year to reflect current market conditions.

(6)   Includes the value of the following perquisites: financial services; cash dividends; executive long-term disability premiums; and security and travel, pursuant to the policies in effect for a particular year. Financial services amounts are based on the actual amounts paid by the Company to its third-party vendor for financial services. Cash dividends include amounts paid or to be paid at vesting for awards granted in 2020 and 2021, reflecting dividends paid or accrued on the Company's common stock in 2023. Dividend Equivalent Rights are not paid out unless the underlying shares vest. Also includes Company 401(k) Plan contributions, which are applicable to all eligible employees.

(7)   Includes (i) a severance payment in the amount of two times (a) $630,000, which is the amount of Dr. Kirchgraber's annual base salary plus (b) $744,498.67, which represents Dr. Kirchgraber's Average Bonus as calculated under the Severance Plan; and (ii) $20,600, which is the amount for the Medical Stipend. The severance amounts described in (i) above are payable in two installments, with the first installment paid on October 1, 2023, and the second installment to be paid on October 1, 2024. Dr. Kirchgraber's employment with the Company terminated effective September 1, 2023.

Perquisites

The table below details the perquisites, including those that exceeded 10% of the total perquisites, received by the NEOs during 2023, plus the Company contributions into each executive's 401(k) account during 2023.

Name	Year	Financial Services[1]	Cash Dividends[2]	Long-Term Disability[1]	Security and Travel[3]	Company Paid 401-K[4]
ADAM H. SCHECHTER	2023	$20,000	$330,212	$1,908	$574,018	$12,115
GLENN A. EISENBERG	2023	$20,000	$ 91,327	$1,590	$ 17,570	$14,080
BRIAN J. CAVENEY	2023	$ -	$ 52,692	$1,590	$ -	$16,500
ANITA Z. GRAHAM	2023	$ -	$ -	$1,060	$ 7,639	$12,923
MARK S. SCHROEDER	2023	$20,000	$ 52,692	$1,590	$ -	$16,224
PAUL R. KIRCHGRABER	2023	$ -	$ 51,410	$1,162	$ 16,929	$ 6,058
THOMAS H. PIKE	2023	$ -	$ -	$ 663	$ -	$10,577

(1)   Represents the actual cost of the perquisite, which is taxable to the NEO, and for which taxes are not reimbursed by the Company.

(2)   Represents dividend equivalent rights associated with RSUs or performance shares granted prior to 2022. Because these awards were granted prior to the Company's announcement of its intent to introduce a dividend, the dividend was not incorporated into the grant date fair value. Includes the total dividends accrued and paid, less any amounts included in the prior year's compensation. Dividend equivalent rights are not paid out unless the underlying shares vest.

(3)   The Board instructed each of Messrs. Schechter, Eisenberg, Schroeder and Drs. Caveney and Kirchgraber to take certain actions to enhance their security, which for Mr. Schechter and Dr. Kirchgraber included using a specified company vehicle, and in Mr. Schechter's case resulted in his employment agreement providing that he be provided with a car and driver for local commuting and business use. Rather than disclose a lower amount based on the use of the automobile attributable to what is deemed to be personal use, which is permitted under applicable rules, this column reflects all the costs, both personal and business, incurred by the Company in 2023 for the vehicle used by Mr. Schechter ($48,071) and Dr. Kirchgraber ($16,266). Pursuant to Mr. Schechter's employment agreement, he received a personal travel allowance for use of the corporate aircraft of up to $150,000 per year, however, he will not receive tax reimbursement for any imputed income associated with personal travel. Mr. Schechter's calculated cost for personal use of the corporate aircraft in 2023 was $139,710, which is calculated using the Company's aggregate incremental direct operating costs, including the hourly cost of fuel, landing, ramp and parking fees, and other variable costs incurred by the Company for the flights, as well as any fixed hourly rate charged to the Company for the trip-specific aircraft. In addition, pursuant to his employment agreement, Mr. Schechter is entitled to flights to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina, with an incremental cost to the Company of up to $400,000 per calendar year. Mr. Schechter's calculated cost for commuting travel in 2023 was $386,237. The Company paid the following for security related services: $17,570 for Mr. Eisenberg; and $663 for Dr. Kirchgraber.

(4)   Includes the Company's matching contribution to 401(k), which is applicable to all eligible employees.

Grants of Plan-Based Awards

The table below outlines the restricted stock units, performance share awards, non-qualified stock options, and annual cash incentive awards pursuant to the LBP that were made to the NEOs during 2023.

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/SH)	All Other Stock Awards Number of Shares of Stock or Units (#)[4]	Grant Date Fair Value of Stock Awards[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
ADAM H. SCHECHTER	Restricted Stock Units	2/7/2023									9,749	$2,160,967
	Performance Share	2/7/2023				14,617	29,235	58,470				$6,910,353
	Stock Options	2/7/2023							30,561	$221.67		$2,250,072
	LBP	3/31/2023	$1,030,311	$2,060,622	$4,121,244							
GLENN A. EISENBERG	Restricted Stock Units	2/7/2023									2,655	$ 588,508
	Performance Share	2/7/2023				3,988	7,976	15,952				$1,885,308
	Stock Options	2/7/2023							8,365	$221.67		$ 615,878
	LBP	3/31/2023	$ 402,747	$ 805,493	$1,610,986							
BRIAN J. CAVENEY	Restricted Stock Units	2/7/2023									1,551	$ 343,795
	Restricted Stock Units	5/5/2023									335	$ 67,234
	Performance Share	2/7/2023				2,326	4,652	9,304				$1,099,605
	Performance Share	5/5/2023				496	993	1,986				$ 234,718
	Stock Options	2/7/2023							4,907	$221.67		$ 361,281
	Stock Options	5/5/2023							1,115	$200.70		$ 71,674
	LBP	3/31/2023	$ 308,726	$ 617,452	$1,234,904							
ANITA Z. GRAHAM	Restricted Stock Units	4/5/2023									1,105	$ 231,828
	Performance Share	4/5/2023				1,651	3,302	6,604				$ 780,502
	Stock Options	4/5/2023							3,346	$209.80		$ 196,708
	LBP	4/5/2023	$ 178,011	$ 356,022	$ 712,044							
MARK S. SCHROEDER	Restricted Stock Units	2/7/2023									1,551	$ 343,795
	Restricted Stock Units	5/5/2023									491	$ 98,543
	Performance Share	2/7/2023				2,326	4,652	9,304				$1,099,605
	Performance Share	5/5/2023				742	1,484	2,968				$ 350,777
	Stock Options	2/7/2023							4,907	$221.67		$ 361,281
	Stock Options	5/5/2023							1,561	$200.70		$ 100,344
	LBP	3/31/2023	$ 308,726	$ 617,452	$1,234,904							
PAUL R. KIRCHGRABER	Restricted Stock Units	2/7/2023									1,774	$ 393,225
	Performance Share	2/7/2023				2,655	5,310	10,620				$1,255,141
	Stock Options	2/7/2023							5,577	$221.67		$ 410,610
	LBP	3/31/2023	$ 315,000	$ 630,000	$1,260,000							
THOMAS H. PIKE	Restricted Stock Units	1/9/2023									18,918	$4,129,232
	LBP	3/31/2023	$ 825,000	$1,650,000	$3,300,000							

(1) Amounts represent the range of possible payouts denominated in dollars pursuant to the LBP, as established by the CHC Committee in February 2023. The performance goals of performance share awards reflect adjustments made upon completion of the Spin-Off as further described on page 49 in "Compensation Discussion and Analysis" above. Pursuant to the LBP, base salary amounts used to calculate target bonus amounts are prorated to reflect base salary increases effective June 2023 for Mr. Schechter and Mr. Eisenberg. Dr. Caveney and Mr. Schroeder's base salaries were increased effective May 2023 in connection with changes in responsibilities due to the Spin-Off. Actual amounts paid out pursuant to the plan are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For a discussion of the performance criteria applicable to these awards, see "Compensation Discussion and Analysis – Annual Cash Incentive Pay (LBP)" above.

(2) Amounts represent the range of estimated potential shares to be earned under performance share awards, as adjusted to account for the Spin-Off. The performance share awards vest at the end of three years provided that certain performance metrics are met. For a discussion of the performance criteria applicable to these awards, see "Compensation Discussion and Analysis – Long-Term Incentive Awards" above.

(3) Amounts represent stock option awards, as adjusted to account for the Spin-Off, that vest ratably over three years, beginning on the first anniversary of the grant date, based on continued service, except for Dr. Caveney and Mr. Schroeder's May 5, 2023 grants and Ms. Graham's April 5, 2023 grant, each of which vest ratably over three years, beginning on February 7, 2024.

(4) Amounts represent restricted stock unit awards that vest ratably over three years, as adjusted to account for the Spin-Off, beginning on the first anniversary of the grant date, based on continued service, except for Dr. Caveney and Mr. Schroeder's May 5, 2023 grants and Ms. Graham's April 5, 2023 grant, each of which vest ratably over three years, beginning on February 7, 2024.

(5) Amounts represent the full grant date fair value of restricted stock unit, non-qualified stock options, and performance share awards as computed in accordance with accounting standards for stock-based compensation, but excluding the effect of estimated forfeitures, and adjusted to account for the Spin-Off. The amounts shown in this column will likely vary from the amount actually realized by any NEO based on a number of factors, including the number of shares that ultimately vest, the satisfaction or failure to meet any performance criteria, the timing of any exercise or sale of shares, and the price of the Company's Common Stock. The value for non-qualified stock options is calculated using the Black-Scholes option pricing model. The value of the performance share awards granted in 2023 as of the grant date if they are achieved at the maximum payout, as adjusted to account for the Spin-Off, is as follows: Mr. Schechter – $13,820,533; Mr. Eisenberg—$3,770,195; Dr. Caveney—$2,666,138; Ms. Graham—$1,560,808; Mr. Schroeder—$2,900,150; and Dr. Kirchgraber—$2,509,948.

Outstanding Equity Awards at Fiscal Year-End

The following table shows, as of December 31, 2023, the number of outstanding non-qualified stock options, restricted stock units, and performance shares held by the NEOs. Mr. Pike's awards were assumed by Fortrea in conjunction with the Spin-Off.

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]			Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number Unearned Shares, Units or Other Rights That Have Not Vested (#)[4,5,6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
ADAM H. SCHECHTER	11/1/2019	72,612	-	$171.70	10/31/2029				
	11/1/2019	27,661	-	$149.31	10/31/2029				
	2/4/2020	50,862	-	$163.63	2/3/2030				
	2/2/2021	21,563	10,783	$209.25	2/1/2031				
	2/11/2022	10,446	20,896	$247.68	2/10/2032				
	2/7/2023	-	30,561	$221.67	2/6/2033				
	2/2/2021					3,094	$ 703,235		
	2/2/2021					72,435	$16,463,751		
	2/11/2022					5,927	$ 1,347,148		
	2/7/2023					9,749	$ 2,215,850		
	2/11/2022							53,362	$12,128,648
	2/7/2023							58,470	$13,289,646
GLENN A. EISENBERG	2/4/2020	14,054	-	$163.63	2/3/2030				
	2/2/2021	5,947	2,976	$209.25	2/1/2031				
	2/11/2022	2,862	5,726	$247.68	2/10/2032				
	2/7/2023	-	8,365	$221.67	2/6/2033				
	2/2/2021					856	$ 194,560		
	2/2/2021					20,033	$ 4,553,300		
	2/11/2022					1,614	$ 366,846		
	11/1/2022					10,229	$ 2,324,949		
	2/7/2023					2,655	$ 603,455		
	2/11/2022							14,546	$ 3,306,160
	11/1/2022							10,229	$ 2,324,949
	2/7/2023							15,952	$ 3,625,730

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number Unearned Shares, Units or Other Rights That Have Not Vested (#)[4,5,6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
BRIAN J. CAVENEY	2/12/2018	3,011	-	$151.06	2/11/2028				
	2/12/2019	3,903	-	$131.43	2/11/2029				
	2/4/2020	8,142	-	$163.63	2/3/2030				
	2/2/2021	3,418	1,712	$209.25	2/1/2031				
	2/11/2022	1,673	3,346	$247.68	2/10/2032				
	2/7/2023	-	4,907	$221.67	2/6/2033				
	5/5/2023	-	1,115	$ 200.7	5/4/2033				
	2/2/2021					495	$ 112,509		
	2/2/2021					11,556	$2,626,563		
	2/11/2022					945	$ 214,789		
	2/7/2023					1,551	$ 352,527		
	5/5/2023					335	$ 76,142		
	2/11/2022							8,478	$1,926,964
	2/7/2023							9,304	$2,114,706
	5/5/2023							1,986	$ 451,397
ANITA Z. GRAHAM	4/5/2023	-	3,346	$ 209.8	4/4/2033				
	4/5/2023					1,105	$ 251,155		
	4/5/2023							6,604	$1,501,023
MARK S. SCHROEDER	2/7/2017	2,119	-	$117.09	2/6/2027				
	2/12/2018	3,011	-	$151.06	2/11/2028				
	2/12/2019	3,903	-	$131.43	2/11/2029				
	2/4/2020	8,142	-	$163.63	2/3/2030				
	2/2/2021	3,418	1,712	$209.25	2/1/2031				
	2/11/2022	1,673	3,346	$247.68	2/10/2032				
	2/7/2023	-	4,907	$221.67	2/6/2033				
	5/5/2023	-	1,561	$200.70	5/4/2033				
	2/2/2021					495	$ 112,509		
	2/2/2021					11,556	$2,626,563		
	2/11/2022					945	$ 214,789		
	2/7/2023					1,551	$ 352,527		
	5/5/2023					491	$ 111,599		
	2/11/2022							8,478	$1,926,964
	2/7/2023							9,304	$2,114,706
	5/5/2023							2,968	$ 674,596
PAUL R. KIRCHGRABER	2/2/2021	1,712	-	$209.25	2/1/2031				
	2/11/2022	3,792	-	$247.68	2/10/2032				
	2/7/2023	1,858	-	$221.67	2/6/2033				
	2/2/2021					10,272	$2,334,723		
	2/11/2022							$5,400	$1,227,366
	2/7/2023							2,368	$ 538,222

(1) Stock option awards vest ratably over three years, beginning on the first anniversary of the grant date, except for Dr. Caveney and Mr. Schroeder's May 5, 2023 grants and Ms. Graham's April 5, 2023 grant, each of which vest ratably over three years, beginning on February 7, 2024.

(2) Restricted stock units vest ratably over three years, beginning on the first anniversary of the grant date, except for Mr. Eisenberg's November 1, 2022 grant, which vests in full on April 15, 2024, and Dr. Caveney and Mr. Schroeder's May 5, 2023 grants and Ms. Graham's April 5, 2023 grant, each of which vest ratably over three years, beginning on February 7, 2024. Amounts include the number of shares subject to the February 2, 2021 performance awards converted into restricted stock unit awards pursuant to completion of the Spin-Off that vested on March 27, 2024 following the performance period ending December 31, 2023.

(3) Aggregate market value is calculated based on the Company's common stock price on December 29, 2023, which was $227.29 per share, multiplied by the number of shares or units, respectively, for each unvested performance or stock award.

(4) Represents the number of shares subject to the November 1, 2022 performance award granted to Mr. Eisenberg (due to the critical nature of his role in preparing the Company for the Spin-Off) that vests subject to continued employment through the filing of the Company's Quarterly Report on Form 10-Q for the first quarter of 2024.

(5) Based on performance to date, represents the number of shares subject to the February 11, 2022 performance awards for the performance period ending December 31, 2024, as adjusted to account for the Spin-Off, assuming achievement at superior. Information on the threshold, target, and superior awards are provided in the "Grants of Plan-Based Awards" table in the Company's Proxy Statement for its 2023 Annual Meeting of Shareholders.

(6) Based on performance to date, represents the number of shares subject to the February 7, 2023 performance awards, or, in the case of Dr. Caveney and Mr. Schroeder, the May 5, 2023 performance awards, or in the case of Ms. Graham, the April 5, 2023 performance award, for the performance period ending December 31, 2025, as adjusted to account for the Spin-Off, assuming achievement at superior. Information on the threshold, target, and superior awards are provided in the "Grants of Plan-Based Awards" table above.

Option Exercises and Stock Vested

The following table shows, for 2023, the number and value of non-qualified stock options exercised and the number and value of vested restricted stock units and performance shares for each of the NEOs:

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)
ADAM H. SCHECHTER[3]	-	$ -	51,289	$11,740,301
GLENN A. EISENBERG[3]	-	$ -	14,175	$ 3,244,501
BRIAN J. CAVENEY[3]	-	$ -	8,189	$ 1,874,486
ANITA Z. GRAHAM	-	$ -	-	$ -
MARK S. SCHROEDER[3][5]	1,500	$129,255	8,189	$ 1,874,486
PAUL R. KIRCHGRABER[4][5]	10,718	$405,122	9,875	$ 2,217,256
THOMAS H. PIKE	-	$ -	-	$ -

(1) The numbers in this column reflect the equity award adjustments made in connection with the Fortrea Spin-Off for those stock option awards that vested after the date of the Fortrea Spin-Off. In particular, 3,418 of Dr. Kirchgraber's shares in this column are attributable to stock option awards that were exercised after the date of the Fortrea Spin-Off and reflect the equity award adjustments made in connection with the Fortrea Spin-Off. The remaining number of Dr. Kirchgraber's shares in this column are attributable to stock option awards that were exercised prior to the date of the Fortrea Spin-Off. For additional information about the effect of the Fortrea Spin-Off on equity awards, see "Compensation Discussion and Analysis - Summary of Spin-Off Equity Award Adjustments."

(2) The numbers in this column reflect the equity award adjustments made in connection with the Fortrea Spin-Off for those stock awards that vested after the date of the Fortrea Spin-Off. In particular, 1,626 of Dr. Kirchgraber's shares in this column are attributable to restricted stock awards that vested after the date of the Fortrea Spin-Off and reflect the equity award adjustments made in connection with the Fortrea Spin-Off. The remaining number of Dr. Kirchgraber's shares in this column are attributable to restricted stock awards that vested prior to the date of the Fortrea Spin-Off. For additional information about the effect of the Fortrea Spin-Off on equity awards, see "Compensation Discussion and Analysis – Summary of Spin-Off Equity Award Adjustments."

(3) Represents one-third of the restricted stock units granted on February 4, 2020 that vested on February 4, 2023 at $244.50 per share, the closing price on February 6, 2023; one-third of the restricted stock units granted on February 2, 2021 that vested on February 2, 2023 at $254.99 per share, the closing price on that date; one-third of the restricted stock units granted on February 11, 2022 that vested on February 11, 2023 at $248.13 per share, the closing price on February 13, 2023; and 134.2% of the performance share award granted on February 4, 2020 that vested on March 30, 2023 at $224.70 per share, the closing price on that date.

(4) Represents one-third of the restricted stock units granted on February 4, 2020 that vested on February 4, 2023 at $244.50 per share, the closing price on February 6, 2023; one-third of the restricted stock units granted on February 2, 2021 that vested on February 2, 2023 at $254.99 per share, the closing price on that date, and on September 18, 2023 at $201.65 per share, the closing price on September 15, 2023; one-third of the restricted stock units granted on February 11, 2022 that vested on February 11, 2023 at $248.13 per share, the closing price on February 13, 2023, and on September 18, 2023 at $201.65 per share, the closing price on September 15, 2023; one-third of the restricted stock units granted on February 7, 2023 that vested on September 18, 2023 at $201.65, the closing price on September 15, 2023; and 134.2% of the performance share award granted on February 4, 2020 that vested on March 30, 2023 at $224.70 per share, the closing price on that date.

(5) The value realized on exercise was based on the price at which these shares were sold, which occurred simultaneously with the exercise. Consequently, the value realized was the sale price minus the strike price, multiplied by the number of shares exercised and sold.

Retirement Benefits

Prior to January 1, 2010, substantially all employees, including Mr. Schroeder (the only NEO eligible to participate as of January 2010), were eligible to participate in the Cash Balance Plan; the Cash Balance Plan was funded by the Company both in terms of an annual service credit, which is a percentage of base salary, and an interest credit, currently at four percent per year. Eligibility requirements under the Cash Balance Plan included one year of service (participants entered the plan in either January or July after meeting the service requirement) and the attainment of 21 years of age. Mr. Schroeder has met the eligibility requirements.

As discussed above, the Company also has a PEP. In October 2009, the Board froze any additional service-based credits for any years of service after December 31, 2009, with respect to both the Cash Balance Plan and the PEP. Both plans are closed to new entrants. Current participants in the Cash Balance Plan and PEP, including Mr. Schroeder (the only NEO currently eligible to participate), have stopped earning service-based credits, but will continue to earn interest credits.

Under both the Cash Balance Plan and the PEP, a participant is eligible for benefits at normal retirement (the date a participant has both attained age 65 and completed five years of service) or early retirement (the date a participant has both attained age 55 and completed ten years of service), subject to reduced benefits for each year under age 65. For early retirement at or after age 55 with reduced benefits, there is a reduction of one-half percent per month applied to the full retirement benefit for every month under the age of 65.

Before the Cash Balance Plan was frozen for any additional service-based credits, the Cash Balance Plan, as supplemented by the PEP, was designed to provide an employee having 25 years of credited service with an annuity equal to 52% of "final average pay" less 50% of estimated individual Social Security benefits. "Final average pay" is defined as the highest five consecutive years of base salary during the ten years of employment preceding termination or retirement. The participant, if single, has one payment option: ten-year certain and life annuity. If married, the participant has two payment options: (i) ten-year certain and life annuity; or (ii) 50% joint and survivor annuity. The ten-year certain and life annuity offers a guaranteed minimum payment for ten years. The 50% joint and survivor annuity offers half the annuity payments to the surviving spouse.

The formula for calculating the amount payable to the participants in the Cash Balance Plan, in conjunction with the PEP, is illustrated as follows (ten-year certain and life annuity payment option):

[(0.52) x (Final Average Pay) – (0.50) x (Estimated Social Security Benefit)] x (Credited Service up to 25 years) ÷ (25)

The amount payable could be less if a married participant elected to receive benefits under the 50% joint and survivor annuity option. The reduction for the 50% joint and survivor annuity is determined using the actuarial basis defined by the pension plans and reflects the possibility that the spouse may outlive the participant, which extends the length of payments.

The following table shows, as of December 31, 2023, the present value of accumulated benefits under the Company's Cash Balance Plan and PEP for each NEO eligible to participate in the plans.

Name	Plan Name	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Last Fiscal Year ($)
MARK S. SCHROEDER	Cash Balance Plan	1.5	$18,473	$-
	Pension Equalization Plan	2.67	$132,271	$-

(1) The Company's Cash Balance Plan had been offered to substantially all employees after a year of service and after reaching 21 years of age. Plan entry dates were January and July of each year. The PEP was amended January 1, 2004, to waive the one-year service requirement. Because of these differing service crediting provisions, there could be a difference of up to 1.5 years between Cash Balance Plan service and PEP service reflected in the column. Credited years of service equals actual years of service with the Company, subject to the crediting provisions above.

(2) The calculation of present value of accumulated benefit is based on a normal retirement age of 65, as defined by each plan, and credited service and certain discount rate and mortality inputs. For the assumptions made in the valuations, see Note 16 to the Company's audited financial statements included within the 2023 Annual Report.

Deferred Compensation Plan

At the end of 2021, Labcorp froze both the Laboratory Corporation of America Holdings Deferred Compensation Plan ("Labcorp Frozen DCP") and the Covance Deferred Compensation Plan ("Covance DCP") and established the DCP, effective January 1, 2022. The DCP offers eligible participants another vehicle to accumulate savings for retirement. See "Compensation Discussion & Analysis – Deferred Compensation Plan" above. Amounts deferred by a participant are credited to a bookkeeping account maintained on behalf of each participant, which is used for the measurement and determination of amounts to be paid to a participant, or such participant's designated beneficiary, pursuant to the terms of the DCP. Deferred amounts are the Company's general unsecured obligations and are subject to claims by Labcorp's creditors. The Company's general assets or existing Rabbi Trust may be used to fund payment obligations and pay DCP benefits.

According to the terms of the DCP, a participant has the opportunity to allocate deferred amounts to one or more of 25 measurement funds offered. Amounts in these accounts can earn variable returns, including negative returns. Labcorp makes no matching contributions to the DCP.

Under the DCP, a participant may make separate distribution elections with respect to each year's deferrals. These distribution elections include the ability to elect a single lump-sum payment or annual installment payments.

As a former employee of Covance prior to the Labcorp's acquisition of Covance, Dr. Kirchgraber was eligible to participate in the Covance DCP. Amounts deferred by a participant into the Covance DCP are credited to a bookkeeping account maintained on behalf of each participant, which is used for the measurement and determination of amounts to be paid to a participant, or such participant's designated beneficiary, pursuant to the terms of the Covance DCP. Deferred amounts are the Company's general unsecured obligations and are subject to claims by the Labcorp's creditors. Labcorp invests Covance DCP assets in mutual funds for the payment of plan benefits.

The following table summarizes each NEO's contributions, earnings, and aggregate balance under the Labcorp Frozen DCP, the Covance DCP, and/or the DCP as of December 31, 2023.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
ADAM H. SCHECHTER	$ -	$-	$ -	$-	$ -
GLENN A. EISENBERG	$ -	$-	$ -	$-	$ -
BRIAN J. CAVENEY	$32,090	$-	$200,114	$-	$ 966,299
ANITA Z. GRAHAM	$ -	$-	$ -	$-	$ -
MARK S. SCHROEDER	$ -	$-	$ -	$-	$ -
PAUL R. KIRCHGRABER	$40,055	$-	$151,176	$-	$1,665,369
THOMAS H. PIKE	$ -	$-	$ -	$-	$ -

(1) Amounts in this column are included in the "Salary" column of the Summary Compensation Table above.

Potential Payments Upon Termination or Change in Control

The tables that follow provide information related to compensation payable to each NEO, assuming termination of such executive's employment on December 31, 2023, or assuming a change in control with a corresponding qualifying termination occurred on December 31, 2023. Amounts also assume the price of Common Stock was $227.29, the closing price on December 29, 2023. As discussed above, on September 1, 2023, Dr. Kirchgraber resigned as an executive officer and employee of the Company, and his departure was treated as a resignation for "good reason" for purposes of the Severance Plan because his responsibilities and duties were materially reduced when the Spin-Off eliminated his former role of EVP and CEO of the Company's former Drug Development business segment. Under the terms of the Severance Plan, Dr. Kirchgraber received a severance payment of $2,748,997.34, an amount equal to two times the sum of his annual base salary and the three-year average of his LBP, a medical stipend payment of $20,600, and reimbursement for outplacement service expenses not to exceed $3,000. With respect to Dr. Kirchgraber's equity, (i) all restricted stock units and non-qualified stock options scheduled to vest within 12 months immediately following his departure vested in full on September 18, 2023; and (ii) his performance awards continue to vest in a prorated number, subject to achievement of performance metrics as if Dr. Kirchgraber's service had not terminated. Please see the "Mr. Pike's Employment Agreement" section below for information on Mr. Pike's severance arrangements and the "Mr. Schechter's Severance Arrangements" section below for information on Mr. Schechter's severance arrangements.

Adam H. Schechter	Voluntary Termination (#)	Early Retirement (#)	Normal Retirement	Involuntary Not for Cause or Good Reason Termination	For Cause Termination	Change-in-Control[1]	Disability[2]	Death
Severance (Related to Base Compensation)	$ -	$ -	$ -	$ 2,788,000	$-	$ 4,182,000	$ -	$ -
Severance (Related to Annual Incentive Cash Payments)	$ -	$ -	$ -	$ 5,776,526	$-	$ 8,664,789	$ -	$ -
Stock Options	$ 251,770	$ 251,770	$ 251,770	$ 251,770	$-	$ 366,277	$ 366,277	$ 366,277
Restricted Stock Units	$ 18,954,607	$ 18,954,607	$ 18,954,607	$ 18,954,607	$-	$ 21,136,807	$ 21,136,807	$ 21,136,807
Performance Shares	$ 8,527,280	$ 8,527,280	$ 8,527,280	$ 8,527,280	$-	$ 12,913,521	$ 12,913,521	$ 12,913,521
Health & Welfare Benefits	$ -	$ -	$ -	$ -	$-	$ -	$ 2,520,000	$ 1,500,000
TOTAL	$27,733,657	$27,733,657	$27,733,657	$36,298,183	$-	$47,263,394	$36,936,605	$35,916,605

Glenn A. Eisenberg	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause or Good Reason Termination	For Cause Termination	Change-in-Control	Disability[2]	Death
Severance (Related to Base Compensation)	$ -	$ -	$ -	$ 1,634,000	$-	$ 1,634,000	$ -	$ -
Severance (Related to Annual Incentive Cash Payments)	$ -	$ -	$ -	$ 2,250,751	$-	$ 2,250,751	$ -	$ -
Stock Options	$ 100,699	$ 100,699	$ 100,699	$ 100,699	$-	$ 100,699	$ 100,699	$ 100,699
Restricted Stock Units	$ 5,830,444	$ 5,830,444	$ 5,830,444	$ 8,189,930	$-	$ 8,189,930	$ 7,719,832	$ 7,719,832
Performance Shares	$ 5,036,636	$ 5,036,636	$ 5,036,636	$ 7,396,122	$-	$ 5,881,158	$ 5,881,158	$ 5,881,158
Health & Welfare Benefits	$ -	$ -	$ -	$ 23,600	$-	$ 23,600	$ 1,800,000	$ 1,500,000
TOTAL	$10,967,779	$10,967,779	$10,967,779	$19,595,102	$-	$18,080,138	$15,501,689	$15,201,689

Brian J. Caveney	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause or Good Reason Termination	For Cause Termination	Change-in-Control	Disability[2]	Death
Severance (Related to Base Compensation)	$-	$-	$-	$ 1,300,000	$-	$ 1,300,000	$ -	$ -
Severance (Related to Annual Incentive Cash Payments)	$-	$-	$-	$ 1,168,446	$-	$ 1,168,446	$ -	$ -
Stock Options	$-	$-	$-	$ 49,938	$-	$ 88,108	$ 88,108	$ 88,108
Restricted Stock Units	$-	$-	$-	$ 3,049,413	$-	$ 3,448,120	$ 3,448,120	$ 3,448,120
Performance Shares	$-	$-	$-	$ 1,475,668	$-	$ 2,281,093	$ 2,281,093	$ 2,281,093
Health & Welfare Benefits	$-	$-	$-	$ 23,600	$-	$ 23,600	$ 2,100,000	$ 1,300,000
TOTAL	$-	$-	$-	$ 7,067,063	$-	$ 8,309,367	$ 7,917,321	$ 7,117,321

Anita Z. Graham	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause or Good Reason Termination	For Cause Termination	Change-in-Control	Disability[2]	Death
Severance (Related to Base Compensation)	$-	$-	$-	$ 1,120,000	$-	$ 1,120,000	$ -	$ -
Severance (Related to Annual Incentive Cash Payments)	$-	$-	$-	$ 952,000	$-	$ 952,000	$ -	$ -
Stock Options	$-	$-	$-	$ 19,501	$-	$ 58,521	$ 58,521	$ 58,521
Restricted Stock Units	$-	$-	$-	$ 84,639	$-	$ 253,459	$ 253,459	$ 253,459
Performance Shares	$-	$-	$-	$ 422,837	$-	$ 757,398	$ 757,398	$ 757,398
Health & Welfare Benefits	$-	$-	$-	$ 23,600	$-	$ 23,600	$ 2,100,000	$ 1,120,000
TOTAL	$-	$-	$-	$ 2,622,577	$-	$ 3,164,978	$ 3,169,378	$ 2,189,378

Mark S. Schroeder	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause or Good Reason Termination	For Cause Termination	Change-in-Control	Disability[2]	Death
Severance (Related to Base Compensation)	$ -	$ -	$ -	$ 1,300,000	$-	$ 1,300,000	$ -	$ -
Severance (Related to Annual Incentive Cash Payments)	$ -	$ -	$ -	$ 1,560,614	$-	$ 1,560,614	$ -	$ -
Stock Options	$ 53,873	$ 53,873	$ 53,873	$ 53,873	$-	$ 99,968	$ 99,968	$ 99,968
Restricted Stock Units	$ 3,061,111	$ 3,061,111	$ 3,061,111	$ 3,061,111	$-	$ 3,483,904	$ 3,483,904	$ 3,483,904
Performance Shares	$ 1,540,700	$ 1,540,700	$ 1,540,700	$ 1,540,700	$-	$ 2,393,716	$ 2,393,716	$ 2,393,716
Health & Welfare Benefits	$ -	$ -	$ -	$ 23,600	$-	$ 23,600	$ 1,500,000	$ 1,300,000
TOTAL	**$4,655,684**	**$4,655,684**	**$4,655,684**	**$7,539,898**	**$-**	**$8,861,802**	**$7,477,588**	**$7,277,588**

(1) The amounts payable to Mr. Schechter in the event of a change-in-control may be subject to reduction, including for the excise tax imposed on "excess parachute payments" under Sections 280G and 4999 of the Internal Revenue Code.

(2) Reflects the expected total of the executive's disability income benefits as of December 31, 2023 payable over time determined by assuming full disability at December 31, 2023 and continuing until the NEOs' normal retirement age in effect under the Social Security Act as of the effective date of the Disability Plan.

Equity Awards: Stock Incentive Plan

The restricted stock unit, non-qualified stock option, and performance share awards shown in the table above, "Potential Payments Upon Termination or Change in Control", include Mr. Schechter's Sign-On Grants, as further discussed below. The treatment of each of the equity awards varies depending on the type of termination.

Equity Awards

The form of award agreement for the non-qualified stock options and restricted stock units provides that if the executive has a Separation of Service by reason of death, disability, or for "good reason" or without "cause" within 24 months of a "change of control," each as defined in the applicable agreements, then all of the restricted stock unit and non-qualified stock option awards will accelerate in full as of the date of termination. If, unrelated to a change of control, the executive receives a notice of an involuntary Separation of Service without cause or incurs a voluntary Separation of Service for good reason, on or after 6 months following the grant date, then all restricted stock units and non-qualified stock options that were scheduled to vest within 12 months immediately following the Separation of Service will vest in full on the date of Separation of Service.

Additionally, in the event of a Separation of Service at a time when the executive has attained the age of 65 and completed five full years of service ("Retirement at Age 65 Plus 5") and (i) the Separation of Service occurs on or after 6 months following the grant date, but before 9 months after the grant date, the restricted stock units and non-qualified stock options that were scheduled to vest within 12 months immediately following the Separation of Service will vest upon the date of the Separation of Service; or (ii) if the Separation of Service occurs on or after 9 months from the grant date, then all of the restricted stock unit and non-qualified stock option awards will vest in full as of the date of the Separation of Service. In the event of a Separation of Service at a time when the executive has attained the age of 55 and the sum of the executive's age plus years of service equals or exceeds 70 ("Rule of 70 Retirement"), the restricted stock units and options that were scheduled to vest within 12 months immediately following the Separation of Service will vest upon the date of the Separation of Service. The executive (or the executive's heir or executor/executrix, as the case may be) may exercise vested non-qualified stock options at any time within one year after the date of death, disability, Retirement at age 65 Plus 5, Rule of 70 Retirement, or a specified termination within 24 months of a change in control. (For other terminations, the executive may exercise vested options within 90 days of the executive's termination.) The non-qualified stock options and restricted stock units granted to Mr. Eisenberg in 2020, 2021, and 2022 have slightly different terms than those described above, in that if he has a Separation of Service at a time when he has attained age 61 (regardless of how many months after the grant date for the 2020 and 2021 grants and on or after nine months following the grant date for the 2022 grants), his awards will vest in full. In the case of Mr. Eisenberg's 2022 non-qualified stock option and restricted stock unit grants, if he has a Separation of Service at a time when he has attained age 61 and on or after 6 months following the grant date but before 9 months after the grant date, the restricted stock units and non-qualified stock options that were scheduled to vest within 12 months of his Separation of Service will vest.

The forms of award agreement for the performance share awards provide that in the event that an executive's Separation of Service occurs by reason of death or disability or an involuntary Separation of Service without cause or voluntary Separation of Service for good reason within 24 months of a change of control, then the performance share awards will accelerate at 100% of the target level on the date of the Separation of Service. In the event of a Retirement at Age 65 Plus 5, and (i) the Separation of Service occurs on or after 6 months following the grant date but before 9 months after the grant date, the performance shares will continue to be eligible to vest in a prorated number based on actual achievement of performance metrics as if the executive had not had a Separation of Service; or (ii) if the Separation of Service occurs on or after 9 months after the grant date for performance share awards granted in 2020 or later (but on or after December 15 of the applicable grant year for performance share awards granted in 2019), then all of the performance shares will continue to vest in the number of shares set forth in the grant based on actual achievement of performance metrics as if the service had not terminated. In the event of a Rule of 70 Retirement on or after 6 months following the grant date, the performance shares will continue to vest in a prorated number based on actual achievement of performance metrics as if the service had not terminated. If the executive receives a notice of an involuntary Separation of Service without cause or incurs a voluntary Separation of Service for good reason, on or after 6 months following the grant date, then the performance shares will continue to vest in a prorated number based on actual achievement of performance metrics as if the service had not terminated. The performance share awards granted to Mr. Eisenberg in 2020, 2021, and 2022 have slightly different terms than those described above, in that if he has a Separation of Service at a time when he has attained age 61 (regardless of how many months after the grant date for the 2020 and 2021 awards and on or after nine months following the grant date for the 2022 grants), his awards will continue to be eligible to vest based on the attainment of the specified performance metrics as if his service had not terminated.

For the purposes of the forms of award agreements, a Separation of Service generally has the meaning set forth in Section 409A of the Internal Revenue Code and occurs when the Company reasonably anticipates that an executive's level of services will permanently decrease to 20% or less of the average level of services the executive has performed over the immediately preceding 36-month period.

Mr. Schechter's Employment Agreement

In connection with his appointment as President and CEO of the Company, the Company entered into an employment agreement with Mr. Schechter, the term of which commenced on November 1, 2019. The terms of Mr. Schechter's employment agreement were agreed to by the other independent members of the Board of Directors after negotiations between Mr. Schechter and the CHC Committee. In negotiating the agreement with Mr. Schechter, the CHC Committee considered a variety of factors, including the advice of FW Cook and market practice among the Company's peers. The CHC Committee also considered what the Committee concluded was necessary to attract Mr. Schechter to the position in light of the other opportunities that he would likely have, and Mr. Schechter's experience and profile as a seasoned executive. The CHC Committee concluded that these and other factors supported not only the terms of the agreement, but also for varying from its recent practice of not entering into employment agreements.

Pursuant to his employment agreement, Mr. Schechter is entitled to the following compensation:

Annual Base Salary: Mr. Schechter's initial annual base salary was $1,250,000. Mr. Schechter's base salary is reviewed annually for increase by the CHC Committee of the Board.

Annual Cash Incentive Pay: Mr. Schechter is eligible to receive an annual bonus pursuant to the Company's cash incentive plan with an annual target of 150% of his base salary, with achievement to be based on specific performance objectives determined by the CHC Committee.

Sign-On Equity Grants: On November 1, 2019, in connection with his appointment and pursuant to his employment agreement, Mr. Schechter received the following one-time grants (collectively, the "Sign-On Grants"), each of which vested in equal installments on each of the first through third anniversaries of November 1, 2019: non-qualified stock options with an aggregate grant date fair value of $1,000,000; restricted stock units with an aggregate grant date fair value of $1,000,000; and premium priced non-qualified stock options with an exercise price equivalent to 115% of the fair market value of a share of Labcorp common stock on November 1, 2019, and with an aggregate grant date fair value of $2,000,000.

In addition to a fair and competitive annual total compensation package (i.e., base salary, target LBP opportunity, annual LTI award), the Committee felt it important to offer the Sign-On Grants outlined above to help induce Mr. Schechter's employment at Labcorp given the demand for an executive with his profile and experience, especially given the competitive labor market for executive talent in our industry. In determining the size and form of the Sign-On Grants, the CHC Committee strongly believed the award should be aligned with the long-term interests of shareholders. As such, 75% of the Sign-On Grants were delivered in the form of non-qualified stock options. Further, to emphasize the importance of growing the stock price above and beyond the stock price on the date of grant, 50% of the Sign-On Grants were delivered via premium priced non-qualified stock options, requiring the price of Labcorp stock, once vested, to be at least 15% higher than the grant date stock price in order to be exercisable.

The equity and non-equity incentives for Mr. Schechter are subject to the Company's Incentive Compensation Recoupment Policy, and Mr. Schechter is subject to the stock ownership guidelines of the Company's executive stock ownership program. For more information on this Policy, see the section "Equity Grant Practices; Clawback Requirement" on page 62 and on the executive stock ownership program, see the section "Stock Ownership Guidelines" on page 63.

2020 Equity Awards: Under his employment agreement, Mr. Schechter was entitled to receive equity awards having a grant date fair value of not less than $9,400,000 in 2020 at the same time as, and with the terms and conditions that apply to, the other NEOs. On February 4, 2020, the Committee approved an award of $9,400,000 pursuant to this contractual obligation, which vested in three equal annual installments beginning on February 4, 2021. In addition to the more general factors discussed above, the Committee concluded that the size and amount of the 2020 grants was appropriate and competitive relative to peer group practice (i.e., slightly above the then market median). Further, when the 2020 equity award was combined with the approved base salary and target annual cash opportunity, the target total compensation package was also competitive relative to peers (i.e., slightly above median).

Benefits and Perquisites: Mr. Schechter is entitled to participate in all employee benefit plans, practices, and programs that are generally made available to senior executives of the Company. Mr. Schechter is also entitled to financial planning and wellness perquisites and other fringe benefits and perquisites available to executives generally, as well as security-related perquisites, including use of a car and driver for commuting and business use and use of a private aircraft for nonbusiness purposes in an amount not exceeding $150,000 per calendar year. In addition, pursuant to his employment agreement, the Company agreed to pay up to $350,000 in incremental costs for flights for Mr. Schechter to commute between the vicinity of his residence and his primary place of employment in Burlington, North Carolina for the first three years of his employment.

For additional information on Mr. Schechter's termination and change-in-control benefits under the employment agreement, see the section "Potential Payments Upon Termination or Change-in-Control" on page 74.

Mr. Pike's Employment Agreement

We entered into an employment agreement with Mr. Pike on January 9, 2023 (the "Pike Employment Agreement") in connection with Mr. Pike becoming President and CEO of the Company's Clinical Development Business Unit. The Pike Employment Agreement was subsequently assigned to Fortrea in connection with the completion of the Spin-Off and Mr. Pike becoming Chair of the board of directors of Fortrea and CEO of Fortrea.

Pursuant to the Pike Employment Agreement, Mr. Pike was entitled to the following compensation:

Annual Base Salary: Mr. Pike's initial base salary was $1,100,000.

Annual Cash Incentive Pay: Mr. Pike was eligible to receive an annual target bonus equal to 150% of base salary, with achievement based on specific performance objectives. Mr. Pike had a pro-rated minimum payout of 100% for 2023.

Pike Sign-On Equity Grant: On January 9, 2023, in connection with his appointment and pursuant to his employment agreement, Mr. Pike received a sign-on equity grant of $4,000,000 in the form of restricted stock units of Labcorp (the "Pike Sign-On Equity Grant") eligible for vesting in three equal installments on each of the first through third anniversaries of the grant date, with any unvested portion of such Pike Sign-On Equity Grant being converted into Fortrea equity awards and assumed by Fortrea upon completion of the Spin-Off.

Following the Spin-Off and subject to approval of the Fortrea board of directors ("Fortrea Board") or the applicable committee thereof, Mr. Pike was eligible to receive Fortrea equity awards with an aggregate grant date value of $20,000,000, comprised of 30% restricted stock units and 70% non-qualified stock options, in each case, which will vest in three equal installments on the first three anniversaries of the grant date or pursuant to another vesting schedule established by the Fortrea Board, so long as all the shares vest within three years of the grant date. Equity awards following the Spin-Off will be determined by the Fortrea Board or the applicable committee thereof, provided that the first Fortrea equity award following the expiration of the initial term of the employment agreement will have an aggregate target grant date fair value of approximately $8,000,000 (subject to rounding).

Termination Arrangements: Pursuant to the Pike Employment Agreement, if Mr. Pike's employment had been terminated prior to the Spin-Off by Labcorp without "cause" or by Mr. Pike for "good reason" (as such terms as defined in the Pike Employment Agreement), or if Labcorp did not renew the term, Mr. Pike would have received a partial year bonus (subject to his execution of a release of claims). If any such termination occurred after the Spin-Off, Mr. Pike would have received a partial year bonus as well as severance benefits (subject to his execution of a release of claims) equal to (i) two times the sum of his base salary and average annual bonus for the last three years if the applicable termination does not occur within 36 months following a "change in control" (as defined in the Pike Employment Agreement) of Fortrea; or (ii) three times the sum of his base salary and average annual bonus for the last three years, if the applicable termination of employment occurs within 36 months following a "change in control" of Fortrea. The Pike Employment Agreement contains a cutback provision, which provides that if any payments to Mr. Pike would constitute "parachute payments" within the meaning of Section 280G of the Code, as amended, then those payments will be subject to a reduction in order to avoid application of any applicable Section 280G excise tax, but only if the reduction would result in a greater net after-tax amount payable to Mr. Pike.

Pursuant to the award agreement governing the Pike Sign-On Equity Grant, (i) if Mr. Pike's employment was terminated prior to the Spin-Off by Labcorp without "cause" and he did not, in connection with the Spin-Off, serve as a member of the Fortrea Board, 100% of the restricted stock units would have vested on the date of Mr. Pike's separation from service (as defined in the award agreement), and (ii) if, prior to or in connection with the Spin-Off, Mr. Pike's employment was terminated by Labcorp without "cause" but, in connection with the Spin-Off, it was determined that he would serve as a member of the Fortrea Board (and not as an employee of Fortrea), Mr. Pike would not have received accelerated vesting, but the restricted stock units would have been eligible to continue to vest subject to Mr. Pike's continued service on the Fortrea Board. Vesting of the Pike Sign-On Equity Grant would also have been accelerated upon a Separation from Service due to Mr. Pike's death, disability, or termination without "cause" or for "good reason" within 24 months after a "change in control" (as such terms are defined in the award agreement). The Pike Sign-On Equity Grant also includes certain accelerated vesting provisions in the event of termination of Mr. Pike's employment for similar reasons as described above outside of a "change in control" or in the event of his "retirement" as defined in the award agreement.

Other Compensation Arrangements

On November 1, 2022, Mr. Eisenberg received a special equity incentive award given the critical nature of his role in preparing Labcorp for the Spin-Off.

Mr. Eisenberg's special performance share award provided for continued full or partial vesting under certain separations if on or before December 31, 2023, the Company had taken the steps needed to be able to consummate the Spin-Off but for the approval of any governmental agency or authority or the Board as outlined in the agreement. As the Spin-Off occurred prior to December 31, 2023, the vesting of Mr. Eisenberg's special performance share award is only subject to continued employment through the filing of the Company's Quarterly Report on Form 10-Q for the first quarter of 2024.

In connection with Ms. Graham's joining the Company in April 2023, the CHC Committee approved the initial employment arrangement for Ms. Graham, as further described in the Compensation Discussion and Analysis above. These arrangements included establishing her base salary, LTI awards, participation in the LBP with a pro-rated bonus target payment of 85%, and, to compensate Ms. Graham for forfeited compensation opportunities from her previous employer, the award of a one-time sign-on bonus of $500,000, and an additional one-time retention bonus of $500,000 if she remains employed with the Company through December 31, 2024. The retention bonus is subject to forfeiture and repayment if Ms. Graham terminates her employment for any reason or the Company terminates her employment for Cause, as defined in her offer letter, prior to December 31, 2024. For additional information regarding compensation received by Ms. Graham in 2023, see the tables above.

Base Compensation and Annual Incentive Cash Payments

No additional base compensation amounts are payable for terminations resulting from the following events: voluntary termination by the officer without good reason, normal retirement, termination for cause, or termination due to disability or death. A prorated annual incentive cash payment may be made for each of the termination events mentioned in the tables above, except for a voluntary termination or a termination for cause. Provisions for base compensation and annual incentive cash payments in the event of an involuntary not for cause or good reason termination or a termination in connection with a change in control are detailed below.

Amended and Restated Master Senior Executive Severance Plan

The Severance Plan provides the Company's NEOs (other than Mr. Schechter and Mr. Pike), as well as the Company's other executive vice presidents ("EVPs"), with severance payments upon, respectively, a "qualifying termination". A "qualifying termination" is generally defined as an involuntary termination without cause or voluntary termination with "good reason." "Cause" means that the executive shall have committed prior to termination of employment any of the following acts: an intentional act of fraud, embezzlement, theft, or any other material violation of law in connection with such executive's duties or in the course of the executive's employment with the Company; the conviction of or entering of a plea of nolo contendere to a felony; alcohol intoxication on the job or current illegal drug use; intentional wrongful damage to tangible assets of the Company; intentional wrongful disclosure of material confidential information of the Company and/or materially breaching the noncompetition or confidentiality provisions covering the executive's activities; knowing and intentional breach of any employment policy of the Company; or gross neglect or misconduct, disloyalty, dishonesty, or breach of trust in the performance of the executive's duties that is not corrected to the Board's satisfaction within 30 days of notice thereof. "Good reason" means, without consent of the executive, a reduction in base salary or targeted incentive cash payment as a percentage of salary, relocation to an office location more than 75 miles from the employee's current office, or a material reduction in job responsibilities or transfer to another job.

For purposes of a change in control, "change in control" is defined in the Company's 2016 Omnibus Incentive Plan.

The severance payments for the Company's NEOs (other than Mr. Schechter and Mr. Pike), as well as the Company's other EVPs under the Severance Plan in the event of a qualifying termination, are equal to two times the sum of the annual salary and the three-year average LBP payments of the EVP. For purposes of the severance calculation, annual salary is the greatest of (i) the EVP's annual salary as of the qualifying termination; (ii) the EVP's annual salary as of the date the executive gives a valid notice of "good reason"; and (iii) if the qualifying termination occurs within 36 months of a change in control, the EVP's annual salary rate as of the change in control. Such cash payments, if contemplated by any new employment agreement, any new severance, separation, or change of control agreement or similar arrangement, and any new severance plans or policies with or applicable to any of our executive officers entered into or adopted after February 6, 2024, shall not exceed 2.99 times the sum of the executive officer's base salary and annual target bonus without the approval of our shareholders. See the section "Cash Severance Payments to Executive Officers" on page 64 for more information.

The Severance Plan does not provide a reimbursement to participants for excise taxes on "excess parachute payments" imposed by Section 4999 of the Internal Revenue Code.

Mr. Schechter's Severance Arrangements

Pursuant to his employment agreement, in the event that Mr. Schechter's employment is terminated for any reason, including by the Company for Cause or by Mr. Schechter without Good Reason, Mr. Schechter will be entitled to (i) his base salary and accrued unused vacation due through the termination date; and (ii) the sum of any (w) deferred compensation, (x) amounts or benefits owed under the then applicable benefit plans of the Company, (y) any amounts owed for the reimbursement of expenses properly incurred, and (z) any other benefits or amounts owed under the terms of any plan, program or arrangement of the Company, in each case of (w)-(z) owed as of the termination date (collectively (i) and (ii), the "Accrued Benefits").

In the event that Mr. Schechter's employment is terminated by reason of death or disability, Mr. Schechter will, in addition to the Accrued Benefits, be entitled to payment of any earned but unpaid incentive bonus for a prior completed performance period and any Partial Year Bonus (collectively with the Accrued Benefits, the "Accrued Amounts").

In the event that Mr. Schechter's employment is terminated by the Company without Cause or by Mr. Schechter with Good Reason, Mr. Schechter will, in addition to the Accrued Amounts, be entitled to severance benefits, subject to the execution of a severance agreement, that include: (i) an amount equal to the product of two (or three if the termination occurs within 36 months following a Change in Control, as such term is defined in the 2016 Omnibus Incentive Plan), multiplied by the sum of (x) Mr. Schechter's base salary plus (y) the amount equal to the average of his last three incentive bonuses (or, if less than three, the average of the number of incentive bonuses received), 50% of which shall be paid within 30 days following the execution of a severance agreement and 50% paid within 30 days of the one-year anniversary of the execution of a severance agreement; (ii) reimbursement for COBRA continuation coverage for up to 18 months following the termination date; and (iii) vesting of any unvested portion of the Sign-On Grants.

Mr. Schechter's rights with respect to equity or equity-related awards shall be governed by the applicable terms of the related plan or award agreements.

For the purpose of Mr. Schechter's employment agreement, the following definitions apply:

"Cause" means:

- an intentional act of fraud, embezzlement, theft, or any other material violation of law in connection with Mr. Schechter's duties or in the course of his employment with the Company;

- conviction of or entering of a plea of nolo contendere to a felony;

- alcohol intoxication on the job or current illegal drug use;

- intentional wrongful damage to tangible assets of the Company;

- intentional wrongful disclosure of material confidential information of the Company and/or material breach of the provisions of the Company's Confidentiality/ Non-Competition/ Non-Solicitation Agreement or any other noncompetition or confidentiality provisions covering the activities of Mr. Schechter;

- knowing and intentional breach of any employment policy of the Company;

- gross neglect or gross misconduct, disloyalty, dishonesty, or breach of trust in the performance of Mr. Schechter's duties that is not corrected to the Board's satisfaction within 30 days of receiving notice thereof; or

- misconduct that causes reputational harm to the Company.

"Good Reason" means:

- a material reduction in base salary or any reduction of the target bonus amount;

- relocation to an office location more than 75 miles from either Mr. Schechter's principal office location or his principal residence as of the date of notice of relocation;

- the Board shall fail to appoint Mr. Schechter as Chairman of the Board on the earlier of the date on which the Board Chairman on the date hereof ceases to be the Chairman or December 31, 2020;

- the Board shall fail to re-nominate Mr. Schechter for re-election to the Board; or

- a material diminution in title, duties, or responsibilities, including reporting responsibilities, of Mr. Schechter's in his capacity as an employee.

"Partial Year Bonus" means the amount payable to Mr. Schechter for the year of his termination in the event the Company performance criteria for payment of an incentive bonus are achieved as of the close of the year based on the actual performance level achieved for such year; provided, however, that if a qualifying termination occurs after a Change in Control, the performance criteria shall be deemed satisfied at the target level, and prorated to reflect the number of days of employment in such year.

Health and Welfare Benefits

In the event of a qualifying termination under the Severance Plan, the executive is also eligible for a Medical Stipend payment annually determined by the Company. For 2023, the stipend was $20,600. Executives are also provided with reimbursement for outplacement services up to $3,000.

In the event an executive dies while an active employee, the executive's beneficiary will receive two times such executive's base annual earnings up to a maximum of $1.5 million from the Company's group term life plan. In addition, eligible, enrolled dependents will receive Company-paid COBRA continuation of coverage for the first six months following the executive's death (not included in the tables above). If the executive was traveling on Company business at the time of death, the beneficiary will also receive $1 million of business travel accident insurance; this is not reflected in the tables above.

If an executive becomes disabled (i.e., such executive is not able to perform the material duties of executive's occupation solely because of disease or injury), the executive is generally eligible for a monthly benefit payable until the earlier of (a) the later of the NEOs' normal retirement age in effect under the Social Security Act as of the effective date of the Disability Plan or age 65 if the period of disability starts at the age of 60 or under; or (b) if the period of disability starts at age 61 or older, the length of the maximum benefit period for disability as defined by the Disability Plan. For Mr. Schechter, the monthly net benefit is a maximum of $30,000, and for the other NEOs the monthly net benefit is a maximum of $25,000.

Cash Balance Plan

Under the Cash Balance Plan, upon a termination of employment the NEOs are entitled to receive the same amounts set forth for each officer in the Present Value of Accumulated Benefit column in the Pension Benefits Table above, regardless of reason, except for death, which pays at 50% of such value.

Pension Equalization Plan

PEP payments are subject to Section 409A of the Internal Revenue Code and require a six-month waiting period following separation of service before distribution of the first payment. Under the PEP, upon a termination the NEOs are entitled to receive the same amounts set forth for each officer in the Present Value of Accumulated Benefit column in the Pension Benefits Table above, regardless of reason, except for death, which pays at 50% of such value.

Deferred Compensation Plan

The DCP was amended to grandfather participants prior to December 31, 2004 to remove the six-month waiting period for distributions following separation of service. Distribution elections made after December 31, 2004 require a six-month waiting period following separation of service before distribution of the first payment, as required by Section 409A of the Internal Revenue Code. Otherwise, distribution elections include the ability to elect a single lump-sum payment or annual installment payments. Under the DCP, upon termination the NEOs are entitled to receive the same amounts set forth for each officer in the Aggregate Balance column of the Nonqualified Deferred Compensation Table above, regardless of reason for the termination.

Perquisites

Pursuant to the Severance Plan, all perquisites offered to participating NEOs immediately terminate upon the executive's termination for executives participating in these plans.

Compensation and Human Capital Committee Interlocks and Insider Participation

The directors who served on the CHC Committee during fiscal year 2023 were Ms. Parham (Committee Chair), Mr. Bélingard, Dr. Kong, and Ms. Wengel. During the 2023 fiscal year, there were no members of the CHC Committee who were officers or employees of the Company or any of its subsidiaries, were formerly officers of the Company, or had any relationship otherwise requiring disclosure hereunder.

Equity Compensation Plan Information

The following table summarizes the Company's equity compensation plan information as of December 31, 2023. All equity compensation plans have been approved by Company shareholders.

Plan Category	Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights A[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights B[2]	Common Shares Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) C
Equity compensation plans approved by Company shareholders	584,816	$174.45	9,805,684[3]
Equity compensation plans not approved by Company shareholders	-	-	-

(1)   Amounts in this column exclude purchase rights under the Laboratory Corporation of America Holdings 2016 Employee Stock Purchase Plan.

(2)   Represents the weighted-average exercise price of the outstanding non-qualified stock options and does not include restricted stock units or performance shares.

(3)   Includes 9,358,222 shares available for future issuance under the Laboratory Corporation of America Holdings 2016 Omnibus Incentive Plan and 447,462 shares available for future issuance under the Laboratory Corporation of America Holdings Amended and Restated 2016 Employee Stock Purchase Plan.

CEO Pay Ratio

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is presenting the ratio of our CEO's annual total compensation to our median employee's annual total compensation.

For purposes of identifying our median employee, we used year-to-date taxable income as of November 1, 2023 (the "Determination Date") to calculate a reasonable estimate of the annual total compensation for each employee based on our internal records. The employees we used for the foregoing calculations included all our full-time, part-time, seasonal, and temporary employees as of the Determination Date, other than our CEO. We annualized year-to-date earnings for employees who were hired in 2023 prior to the Determination Date, except for those designated as seasonal or temporary. Our analysis included over 66,874 employees located in 18 countries. As permitted by SEC rules, we excluded from our employee population (i) our contractors and leased employees; and (ii) approximately 70 employees we gained in connection with our acquisition of the Tufts Medicine outreach laboratory business. Once we identified the median employee, we calculated that employee's total annual compensation in accordance with the applicable SEC rules. For 2023, we had two median employees and we selected one as most representative of our workforce.

We calculated total annual compensation for the median employee and the CEO using the same methodology we use for our NEOs as set forth in the Summary Compensation Table. In addition to the compensation elements reported, we added the value of employer provided health and welfare benefits to both the CEO and the median employee compensation, as such benefits represent a significant component of our employees' total compensation. Using this methodology, the 2023 annual total compensation for our CEO was $15,991,469. The 2023 annual total compensation for our median employee was $61,201. The ratio of our CEO's annual total compensation to our median employee's total compensation for fiscal year 2023 is 261 to 1. This ratio was determined using reasonable estimates as permitted by the SEC's rules and should not be used as a comparison with pay ratios disclosed by other companies.

Pay Versus Performance

The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the CHC Committee views the link between the Company's performance and its NEOs' pay. For a discussion of how the Company views its executive compensation structure, including alignment with Company performance, see the Compensation Discussion and Analysis ("CD&A") beginning on page 47. The CHC Committee did not consider the pay versus performance disclosure below in making its pay decisions.

In accordance with SEC rules, the following table sets forth information concerning compensation actually paid ("CAP"). The disclosure and calculation of CAP is required by the SEC's rules. Neither CAP nor the amount reported in the Summary Compensation Table ("SCT") reflect the amount of compensation actually paid, earned, or received during the applicable year. Per SEC rules, CAP was calculated by adjusting SCT Total values for the applicable year as described in the footnotes to the following table.

Year[1]	SCT Total Pay for CEO[2]	CAP to CEO[3]	Average SCT Total Pay for Other NEOs[2]	Avg. CAP to Other NEOs[3]	Value of Initial $100 Investment Based On:[4]		Net Income ($ Millions)[5]	Adjusted Operating Income ($ Millions)[6]
					Company TSR	Peer Group TSR		
2023	$15,979,355	$23,757,594	$4,130,301	$ 4,760,148	$160	$143	$ 418	$1,188
2022	$14,927,297	$ (2,318,590)	$4,387,737	$ 788,126	$140	$140	$1,279	$2,550
2021	$20,551,605	$49,697,100	$4,710,348	$11,665,084	$186	$143	$2,377	$3,830
2020	$14,735,561	$18,899,990	$3,404,431	$ 4,637,052	$120	$113	$1,556	$3,330

(1) For each year shown, the CEO was Adam Schechter and the other NEOs were as follows for each fiscal year:

- 2023: Glenn Eisenberg, Brian Caveney, Anita Graham, Mark Schroeder, Paul Kirchgraber, and Thomas Pike

- 2020-2022: Glenn Eisenberg, Brian Caveney, Mark Schroeder, and Paul Kirchgraber

(2) These amounts reflect (i) the total compensation reported in the SCT for the applicable year in the case of our CEO; and (ii) the average of the total compensation reported in the SCT for the applicable year for our Other NEOs. See the footnotes to the SCT for further detail regarding the amounts in this column for 2023, 2022, and 2021.

(3) Amounts reported in these columns represent CAP; adjustments were made to the amounts reported in the SCT for the applicable year. A reconciliation of the adjustments for our CEO and for the average of the Other NEOs is set forth in the following tables, which describe the adjustments, each of which is prescribed by SEC rules to calculate the CAP amounts from SCT amounts. The fair value of options was determined by using the Black-Scholes option pricing method. The fair value of the performance share awards was determined by using a Monte Carlo simulation pricing model and the probable outcome of the performance vesting conditions as of each measurement date and Company actual performance payouts for each completed performance period for the respective fiscal year. The fair value of the restricted stock was determined using the stock price on the appropriate measurement date.

(4) Reflects the cumulative TSR for the Company and the S&P 500 Health Care Index, which is the same industry index included in Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities," furnished on page 53 of the 2023 Annual Report, assuming an initial investment of $100 on December 31, 2019. All dollar values assume reinvestment of all dividends, where applicable.

(5) "Net income" is equivalent to "Net earnings" as reported in the Company's financial statements.

(6) SEC rules require us to designate a "company-selected measure" that in our assessment represents the most important financial performance measure (other than total shareholder return, stock price, or net income) used by the Company to link the CAP of our NEOs, for the most recently completed fiscal year, to our performance. We selected adjusted operating income as this measure for 2023, as reflected in the table above. Adjusted operating income is a non-GAAP measure. See reconciliation of adjusted operating income and operating income on page 105 of this Proxy Statement. This performance measure may not have been the most important financial performance measure for years 2022, 2021 and 2020, and we may determine a different financial performance measure to be the most important financial performance measure in future years.

CEO Compensation

The following table describes the adjustments, each of which is required by SEC rules, to calculate CAP from the SCT total compensation. The SCT total and CAP amounts do not reflect the actual amount of compensation earned or paid to Mr. Schechter during the applicable years, but rather are the amounts determined in accordance with Item 402(v) of Regulation S-K.

Year	SCT Total for CEO	Minus Stock Award Value & Option Award Value Reported in SCT for the Covered Year	Plus Year End Fair Value of Equity Awards Granted During the Covered Year that Remain Outstanding and Unvested as of Last Day of the Covered Year	Plus Year over Year Change in Fair Value as of the Last Day of the Covered Year of Outstanding and Unvested Equity Awards Granted in Prior Years	Plus Year over Year Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested During the Covered Year	Minus Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Plus Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation for the Covered Year	Minus Change in Pension Value Reported in SCT for Covered Year	Plus Pension Adjustment	CEO CAP
2023	$15,979,355	$11,321,392	$16,874,513	$ 2,589,227	$ (510,382)	-	$146,273	-	-	$23,757,594
2022	$14,927,297	$11,205,369	$ 9,883,707	$(12,637,167)	$(3,304,274)	-	$ 17,215	-	-	$ (2,318,590)
2021	$20,551,605	$15,040,149	$26,465,842	$ 15,202,072	$ 2,517,731	-	-	-	-	$49,697,100
2020	$14,735,561	$ 9,864,802	$11,447,534	$ 1,752,897	$ 828,801	-	-	-	-	$18,899,990

In the table above, the equity values are computed in accordance with methodologies used for financial reporting purposes, reflecting updated economic assumption as of the valuation dates.

Average Non-CEO NEO Compensation

The following table describes the adjustments, each of which is required by SEC rules, to calculate CAP from the SCT total compensation. The SCT total and CAP values do not reflect the actual amount of compensation earned or paid to our other NEOs during the applicable years, but rather are the amounts determined in accordance with Item 402(v) of Regulation S-K.

Year	SCT Average for Other NEOs	Minus Stock Award Value & Option Award Value Reported in SCT for the Covered Year	Plus Year End Fair Value of Equity Awards Granted During the Covered Year that Remain Outstanding and Unvested as of Last Day of the Covered Year	Plus Year over Year Change in Fair Value as of the Last Day of the Covered Year of Outstanding and Unvested Equity Awards Granted in Prior Years	Plus Fair Value as of Vesting Date of Equity Awards Granted and Vested During the Covered Year	Plus Year over Year Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested During the Covered Year	Minus Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year	Plus Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation for the Covered Year	Minus Change in Pension Value Reported in SCT for Covered Year	Plus Pension Adjustment	Average Other NEO CAP
2023	$4,130,301	$2,503,265	$3,011,920	$ 244,996	$22,107	$ (131,332)	$34,824	$22,548	$2,303	-	$ 4,760,148
2022	$4,387,737	$3,185,873	$2,991,119	$(2,386,168)	-	$(1,023,666)	-	$ 4,977	-	-	$ 788,126
2021	$4,710,348	$2,838,289	$4,993,869	$ 4,115,799	-	$ 683,357	-	-	-	-	$11,665,084
2020	$3,404,431	$1,864,116	$2,163,366	$ 933,161	-	$ 4,872	-	-	$4,662	-	$ 4,637,052

Financial Performance Measures

The most important financial performance measures used by the Company in setting pay-for-performance compensation for the most recently completed fiscal year are described in the table below. The manner in which these measures, together with certain non-financial performance measures, determine the amounts of incentive compensation paid to our NEOs is described above in the CD&A section. The order of the measures in this chart should not be interpreted as a ranking and are listed alphabetically.

Measure
Adjusted EPS
Adjusted Operating Income
Relative Total Shareholder Return
Revenue

Charts of CAP and Financial Performance Measures

In accordance with SEC rules, the following charts are an illustration of the relationship between CAP and cumulative total shareholder return, net income, and adjusted operating income over the past four years, as well as the relationship between total shareholder return and peer group shareholder return.

Relationship of CAP vs. TSR (2020 – 2023)

The following chart sets forth the relationship between CAP to our CEO, average CAP to our other NEOs, the Company's cumulative TSR over the four most recently completed fiscal years, and the cumulative TSR for the S&P 500 Health Care Index, which is the same industry index included in Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities," furnished on page 53 of our 2023 Annual Report. Notwithstanding the use of the S&P 500 Health Care Index in this section, for our LTI plans, the Company's TSR performance is measured against the peer group disclosed on page 55 of the CD&A, which, we believe has a correlation between realized executive pay and performance.



CAP versus TSR 2020 - 2023

Relationship of CAP vs. Net Income (2020 – 2023)

The following chart sets forth the relationship between CAP to our CEO, average CAP to our other NEOs, and the Company's net income during the four most recently completed fiscal years.



Relationship of CAP vs. Adjusted Operating Income (2020 – 2023)

The following chart sets forth the relationship between CAP to our CEO, average CAP to our other NEOs, and the Company's adjusted operating income during the four most recently completed fiscal years. See reconciliation of adjusted operating income and operating income on page 105 of this Proxy Statement.



PROPOSAL TWO

Advisory Vote to Approve Executive Compensation



The Board unanimously recommends that shareholders vote **"FOR"** the approval of the compensation of our named executive officers.

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (Section 14A of the Securities Exchange Act), the Company is seeking shareholder approval, through a non-binding advisory vote, of the compensation of the Company's named executive officers as disclosed in this Proxy Statement. Pursuant to the vote of the shareholders at the 2023 Annual Meeting of Shareholders, the Company seeks shareholder approval of the Company's executive compensation (a "say-on-pay" vote) on an annual basis.

The CHC Committee works throughout the year reviewing compensation trends, evaluating emerging best practices, engaging with shareholders, and considering changes to executive compensation that will provide our senior management with an incentive to achieve superior financial results for the and align pay with performance.

Compensation Program Overview and Evolution

Labcorp's executive compensation program, as discussed in the "Compensation Discussion and Analysis" section on page 47 is designed to attract, motivate, and retain executives in a highly competitive environment. Our executive compensation philosophy is to pay for performance by rewarding the achievement of specific short-term and long-term financial, operational, and strategic goals. We believe our executive compensation program avoids unnecessary risk taking and aligns the interests of our shareholders with the performance of our executives. This program reflects our strong commitment to a results-driven compensation program.

Last year, our annual advisory vote on the compensation of our named executive officers received support from approximately 92% of the shares represented at the 2023 Annual Meeting of Shareholders and entitled to vote. We consider this level of approval to indicate the support of the vast majority of our shareholders. We remain committed to a compensation program that incentivizes our leaders and aligns with our strategy, the key value drivers of our business and the expectations of our shareholders. We have a practice of regularly seeking input from our shareholders, and this input is incorporated in the CHC Committee's annual review of our executive compensation program. We continue to evolve our programs based on input from shareholders and external competitive practices.

Pay for Performance

As described in the "Compensation Discussion and Analysis" section beginning on page 47 of this Proxy Statement, our executive compensation program is designed to reward the achievement of specific short-term and long-term operational, financial and strategic goals. By paying for performance, we believe our compensation program aligns the interests of our executive officers with those of our shareholders. The Company believes that through an effective executive compensation program, it can be successful in attracting and retaining talented employees who will sustain the Company's financial performance and continue creation of shareholder value.

In support of the CHC Committee's overarching pay for performance compensation philosophy, our executives' compensation structure is:

- **Focused on performance-based and variable compensation.** Performance-based compensation comprises a significant part of total compensation, with the percentage of variable or at-risk compensation highest for our CEO;

- **Long-term performance oriented.** Equity-based compensation comprises the largest part of total compensation and vests over a multi-year period to align the long-term interests of executive officers and shareholders;

- **Benchmarked to peers.** Compensation opportunities for executive officers are evaluated against those offered by companies in similar industries and are similar in size and scope of operations;

- **Sensitive to performance variability.** The size and the realizable values of incentive awards provided to executive officers varies significantly with performance achievements; and

- **Designed to recognize varying levels of responsibility.** Differences in executive compensation within the Company reflect varying levels of responsibility and/or performance.

In addition, certain features of the Company's executive compensation program enhance the alignment of the interests of our executive officers and those of our shareholders, such as:

- Robust stock ownership guidelines (6x base salary for CEO 3x base salary for EVPs);

- Prohibition on pledging and hedging Company stock;

- Fully performance-based annual cash incentive program;

- Incentive plan goals directly linked to strategic and objective financial goals;

- Cap on annual incentive opportunities;

- No employment agreements except in connection with the hiring of our Chief Executive Officer;

- Limited perquisites;

- No tax gross-ups;

- Cap cash severance payments to executive officers under new arrangements at 2.99x the sum of the executive officer's base salary and target annual incentive award;

- "Double trigger" change-in-control accelerated vesting provisions;

- Performance-oriented mix of long-term incentives with performance shares (60% of targeted grant value), non-qualified stock options (20% of targeted grant value) and restricted stock units (20% of targeted grant value) with multi-year vesting;

- Dividend equivalent rights accrue on restricted stock units and performance share awards but are only paid if and when the shares vest;

- Three-year performance measurement period for performance shares; and

- Robust Clawback Policy.

Advisory Resolution

The Board recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed pursuant to the rules of the Securities and Exchange Commission, including in the Compensation Discussion and Analysis, compensation tables and narrative discussion in the Company's 2024 Proxy Statement, is hereby APPROVED."

The vote is advisory and is not binding on the Board. However, the CHC Committee expects to take into account the outcome of the vote as it continues to consider the Company's executive compensation program.

PROPOSAL THREE

Ratification of Independent Registered Public Accounting Firm



The Board unanimously recommends that shareholders vote **"FOR"** the ratification of the appointment of Deloitte as the Company's independent registered public accounting firm for 2024.

Engagement of Deloitte & Touche LLP

The Audit Committee has appointed Deloitte & Touche LLP ("Deloitte") to audit the accounts of the Company for the year ending December 31, 2024, and the shareholders of the Company are being asked to ratify this appointment. Deloitte has served as our independent registered public accounting firm since the fiscal year ended December 31, 2021.

The Audit Committee has ultimate authority and responsibility for the appointment, termination, compensation, evaluation, and oversight of our independent registered public accounting firm and annually evaluates the performance of our independent registered public accounting firm and considers the likely impact of changing the independent registered accounting firm. The Audit Committee also evaluates and approves the selection of the lead partner and senior members of the audit team.

Shareholder ratification of the appointment of Deloitte as the Company's independent registered public accounting firm is not required by our By-Laws, but the Board has elected to seek such ratification as a matter of good corporate practice. Should the shareholders fail to ratify the appointment of Deloitte as the Company's independent registered public accounting firm for the year ending December 31, 2024, the Audit Committee will consider whether to retain that firm for such year. Even if this appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the interests of the Company.

Representatives of Deloitte will be present at the 2024 Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Fees to Independent Registered Public Accounting Firm

The Audit Committee must approve, in advance, all of Deloitte's services, whether or not related to an audit. Aggregate fees for professional services rendered for the Company by Deloitte for the years ended December 31, 2023 and 2022 are described in the table below. All the services for which fees were paid were pre-approved by the Audit Committee. The Audit Committee has considered the non-audit-related services rendered and believes that they are compatible with Deloitte remaining independent.

	2023	2022
Audit Fees[1]	$3,275,000	$3,210,000
Audit Related Fees[2]	$4,329,363	$1,579,734
Tax Fees	$ -	$ -
All Other Fees[3]	$ 23,015	$ 1,895
TOTAL	$7,627,378	$4,791,629

(1) Audit Fees include fees incurred for the audit of the Company's annual statements, review of financial statements included in the Company's quarterly reports on Form 10-Q and services that were normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements.

(2) Audit Related Fees include fees incurred for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements but are not otherwise included as Audit Fees. Audit Related Fees for the years ended December 31, 2023, and December 31, 2022, were primarily for certain carve-out audits, accounting consultations, comfort letter procedures, and other assurance services. Audit related fees increased in 2023 due to the services provided in connection with audits of the spin-off of Fortrea.

(3) All Other Fees are fees incurred for any services not included in the other categories of fees. All Other Fees consisted of accounting research software and facilitation of a subsidiary board meeting.

Audit Committee Report

The Audit Committee of the Board was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee, comprised entirely of non-employee directors, held nine meetings with Deloitte & Touche LLP ("Deloitte"), the independent registered public accountant engaged for the fiscal year ended December 31, 2023, and held six executive sessions with Deloitte, the Internal Audit Department, and the independent directors during 2023. The Board considered the "independence" and "financial literacy" of each of the Audit Committee members, as such terms are defined under the current listing standards of the New York Stock Exchange and SEC rules and has concluded that each member of its Audit Committee is independent and financially literate in satisfaction of the current requirements of the Listing Standards and the SEC. The Board further concluded that Kerrii B. Anderson, Jeffrey A. Davis, and Peter M. Neupert are each an "audit committee financial expert" as defined by SEC rules and that Ms. Anderson, Mr. Davis, and Mr. Neupert have the "accounting or related financial management expertise" required by the Listing Standards.

The Audit Committee is responsible for the appointment, compensation, and oversight of the independent registered public accountants. The Audit Committee reviewed the performance and fees of Deloitte prior to recommending its appointment for the fiscal year ended December 31, 2023, and met with representatives of Deloitte to discuss the scope and results of the firm's audit work, including the adequacy of internal controls and the quality of financial reporting, and the selection of the lead audit partner. The Audit Committee reviewed and discussed with management the Company's audited financial statements and has discussed with Deloitte all matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit Committee has discussed with Deloitte its independence and has received its written disclosures and certification confirming its independence, as required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence.

Management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's internal auditors are responsible to the Audit Committee for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and the Board determine. The Company's independent registered public accountant is responsible for auditing the Company's financial statements. The Audit Committee oversees the Company's financial and accounting functions, controls, reporting processes, and audits on behalf of the Board in accordance with the Audit Committee's written charter. The Audit Committee is responsible for providing independent, objective oversight of the integrity and quality of the Company's consolidated financial statements, but it is not responsible for conducting audits, determining that the Company's financial statements are complete, accurate and in accordance with GAAP, conducting investigations, resolving disagreements on financial reporting matters, if any, between management and the independent registered public accountants, or ensuring compliance with laws and regulations and the Company's Code of Conduct or accounting reviews or procedures. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management and the Company's internal auditors the Company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2023, and discussed with management and the Company's internal auditors the quality, not just the acceptability, of the accounting principles and policies as applied in the Company's financial reporting, the reasonableness of significant judgments and accounting estimates, and the clarity and completeness of disclosures in the consolidated financial statements. The Audit Committee, Deloitte, and the Company's internal auditors had full access to one another, including regular meetings without management present. Based on the reviews and discussions referenced above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

As a part of its duties, the Audit Committee also considers whether the provision of services other than audit services by the independent registered public accountant is compatible with maintaining the accountants' independence. The Audit Committee considered the compatibility of the non-audit-related services performed by Deloitte and the related non-audit fees and determined that the registered public accounting firm's independence has been maintained.

The Audit Committee appointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024. See "Proposal Three: Ratification of Independent Registered Public Accounting Firm."

THE AUDIT COMMITTEE
Jeffrey A. Davis, Chairperson
Kerrii B. Anderson
D. Gary Gilliland
Kirsten M. Kliphouse
Peter M. Neupert
R. Sanders Williams

PROPOSAL FOUR

Shareholder Proposal

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, who has represented that he owns 25 shares of the Company's common stock, has notified the Company that he expects to present this proposal at the 2024 Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement are set forth below. The text of the shareholder proposal and supporting statement appear exactly as received by the Company. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal and supporting statement contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions.

Proposal 4 – Shareholder Opportunity to Vote on Excessive Golden Parachutes



Shareholders request that the Board adopt a policy to seek shareholder approval of senior managers' new or renewed pay package that provides for golden parachute payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. This proposal only applies to Named Executive Officers.

Golden parachute payments include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval at an annual meeting after material terms are agreed upon.

Generous performance-based pay can sometimes be justified but shareholder ratification of golden parachutes better aligns management pay with shareholder interests.

This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably high golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent or discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that extra large golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

The topic of this proposal received and between 51% and 65% support at:

> FedEx
> Spirit AeroSystems
> Alaska Air
> Fiserv

Please vote yes:

Shareholder Opportunity to Vote on Excessive Golden Parachutes – Proposal 4



After careful consideration, the Board recommends a vote **"AGAINST"** this proposal.

The Board unanimously recommends that shareholders vote "AGAINST" this proposal.

Labcorp's Board of Directors has carefully reviewed and considered the above proposal and unanimously recommends a vote AGAINST this proposal.

The Company already has a carefully tailored policy, which requires shareholder approval of cash severance payments to executive officers in excess of 2.99 times the sum of base salary and annual target bonus.

The Company recently adopted an Executive Officer Cash Severance Policy (the "Cash Severance Policy") after consultation with numerous shareholders and upon the recommendation of the Board of Directors' Compensation and Human Capital Committee ("CHC Committee"). The Cash Severance Policy provides that cash severance benefits to our executive officers are subject to shareholder approval if the cash severance payments would exceed 2.99 times the sum of the executive officer's base salary and annual target bonus. The Cash Severance Policy codifies our long-standing approach on post-termination executive compensation that is set forth in our Amended and Restated Master Senior Executive Severance Plan. That plan has historically provided for payments that are within the limits set forth in the Cash Severance Policy.

Under the Cash Severance Policy, any new employment agreement, any severance, separation, or change of control agreement or similar arrangement, and any new severance plans or policies, with or applicable to any of our executive officers, will not permit cash severance benefits to exceed 2.99 times the sum of the executive officer's base salary and annual target bonus without the approval of our shareholders. The Board believes that the Cash Severance Policy is more carefully tailored and appropriate for the Company than the one set forth in the proposal and allows the Company to appropriately limit compensation, while still being competitive in the market for talent.

The limits the proposal seeks to impose are inconsistent with the widely recognized value that shareholders place on equity compensation.

Equity compensation is an important element of our compensation program and is intended to align the long-term interests of our officers with those of our shareholders. By including the value of outstanding equity awards that accelerate upon a termination event in the "estimated total value" to be applied against the limit, the proposal would break that alignment by deemphasizing the importance and value of equity compensation and reducing the incentive.

Under the Company's 2016 Omnibus Incentive Plan, which is the plan pursuant to which equity awards are currently made by the Company, and the applicable award agreements for our executive officers, full accelerated vesting of equity awards occurs in limited circumstances, including: (1) termination by reason of death; (2) termination by reason of disability; and (3) termination within 24 months of a change of control of the Company, when an employee's termination is without cause or for good reason (i.e., double trigger vesting). If, unrelated to a change of control, the executive's employment is terminated without cause or by the executive for good reason, on or after 6 months following the grant date, then all restricted stock units and non-qualified stock options that were scheduled to vest within 12 months immediately following the termination will vest. Our CEO's employment agreement further provides for full accelerated vesting upon termination without cause or for good reason, which was a term negotiated with him as a condition to his joining the Company as a CEO. These limited acceleration provisions are consistent with market practice and were approved by the CHC Committee after consultation with its independent compensation consultant. In addition to not penalizing executives or their families in the unfortunate event of their disability or death, our policies on equity compensation are designed to provide market level standards of compensation and to incentivize our executive officers to remain with the Company to maximize value for our shareholders in the event of a change of control of the Company.

The Company's post-termination compensation practices are consistent with current market standard and are benchmarked against the practices of our peers.

The CHC Committee, composed entirely of independent directors, works throughout the year reviewing compensation trends, evaluating changing market standards, reviewing feedback from shareholders, and considering changes to executive compensation that will provide the Company's executive officers with an incentive to achieve superior financial results and align pay with performance. Upon a review by the CHC Committee and its independent compensation consultant, the Board believes that our existing compensation program and practices are market standard and align with the interests of our executive officers and our shareholders. For example, the Amended and Restated Master Senior Executive Severance Plan provides for a severance payment, a portion of which is based on the executive's average actual annual incentive payouts over a three-year period prior to the termination of employment, rather than target, and does not provide for tax gross-up payments on severance or change-in-control payments.

Given the undue limitations and negative consequences that could accompany the policy set forth in the proposal, it is not surprising that none of the companies in our peer group disclose having a severance policy as overbroad as the policy requested by the proposal.

Adoption of the policy set forth in the proposal could adversely impact the Company's ability to attract, motivate, and retain highly qualified talent.

Adoption of this proposal would hinder the Company's ability to ability to use long-term equity awards to competitively recruit and retain qualified executives. We operate in a highly competitive industry, competing with some of the largest companies in the world for talented executives. The Board and the CHC Committee must maintain the ability to provide an overall compensation program that is market competitive and is capable of attracting and retaining top talent and driving long-term performance and shareholder value. Each element of the Company's current compensation program, including its Amended and Restated Master Senior Executive Severance Plan, is intended to fulfill this business necessity. As noted above, our peers do not have policies as broad as the one included in the proposal, and adopting the broad approach this proposal requests would disadvantage the Company relative to our peers in our ability to recruit and retain the best available executive talent. The Company would also likely have to increase its base cash compensation in order to try and remain competitive from a total compensation package perspective.

Moreover, the benefits that would be covered by the policy set forth in the proposal often arise in the context of negotiating an employment agreement with an outside hire for an executive officer leadership position, particularly when a sign-on or similar one-time equity award is part of the overall compensation package necessary to induce the individual to leave a successful and well-compensated role at another company. If one-time equity awards are required to be applied against the limit, receipt of shareholder approval would practically be required to hire potential candidates, and such candidates may not be willing to have their hiring subject to shareholder approval. As a result, implementing the proposal may interfere with the Board's ability to act in the best interests of the Company and make binding offers of employment, including for roles that could have significant impact on our performance and results. Similar dynamics can exist in developing compensation packages to retain employees.

In sum, the Board believes that the Company's current executive compensation policies and practices, including the Cash Severance Policy recently adopted, and its other plans, contracts, and policies governing post-termination compensation, are reasonable, appropriate, and market-standard, and they effectively align the interests of our executives with those of our shareholders. Adoption of this proposal would limit the CHC Committee's discretion and flexibility to tailor the executive compensation program to meet the Company's evolving needs and effectively recruit, motivate, and retain critical talent, and therefore would not be in the best interests of our shareholders.

Shareholder Proposal

People for the Ethical Treatment of Animals ("PETA"), 2154 W. Sunset Boulevard, Los Angeles, California 90026, which represents that it owns 15 shares of the Company's common stock, has notified the Company that it expects to present this proposal at the 2024 Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement are set forth below. The text of the shareholder proposal and supporting statement appear exactly as received by the Company. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal and supporting statement contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions.

Report on Transport of Nonhuman Primates Within the U.S.

RESOLVED, that the Board report to shareholders annually on the species and numbers of nonhuman primates transported by the company within the U.S. and measures the company is taking to mitigate public health risks.

Supporting Statement

Our company moves thousands of monkeys every year on U.S. highways, often over thousands of miles. Federal law requires that a veterinarian examine monkeys transported across state lines within 10 days prior to shipment. In September 2022, the U.S. Department of Agriculture cited our company for transporting monkeys from its Wisconsin facility to Envigo Global Services in Texas without proper veterinary inspections as required under the federal Animal Welfare Act.[1]

Our company's failure to conduct timely veterinary inspections should concern all shareholders, given that on February 28, 2023, our company reported the following to the U.S. Securities and Exchange Commission in relation to its Drug Development (DD) segment:

> **Animal populations may suffer diseases that can damage DD's inventory, harm its reputation, or result in other liability.**
>
> It is important that research products be free of diseases, including infectious diseases. The presence of diseases can distort or compromise the quality of research results, cause loss of animals in DD's inventory, result in harm to humans or outside animal populations if the disease is not contained to animals in inventory, or result in other losses. Such results could harm DD's reputation or have an adverse effect on DD's financial condition, results of operations, and cash flows.[2]

Monkeys can carry tuberculosis, deadly diarrheal pathogens, West Nile virus, malaria, herpes B, and other diseases and infectious agents that are transmissible to humans.

The threat is significant: In January 2022, after a truck carrying 100 monkeys crashed in Pennsylvania, three of those monkeys escaped. They were shot by order of the Centers for Disease Control and Prevention, as they posed a public health risk. Transporting monkeys across the U.S. – particularly when federal laws are broken – could harm our company's reputation and business. It is in the company's interest to provide its shareholders with transparency regarding the extent of its monkey transport within the U.S.

We urge our fellow shareholders to support this responsible resolution.

[1] Scott Welch, D.V.M., United States Department of Agriculture inspection report on Labcorp Early Development Laboratories Inc., September 16, 2022, https://www.peta.org/wp-content/uploads/2022/10/2022-09-13-labcorp-usda-ir-monkey-1.pdf.

[2] Laboratory Corporation of America annual report to the U.S. Securities and Exchange Commission for fiscal year 2022, February 28, 2023, accessed November 20, 2023, https://ir.labcorp.com/static-files/f979eaa5-48fd-4c47-9228-d4d1c5eda362.



After careful consideration, the Board recommends a vote **"AGAINST"** this proposal.

The Board unanimously recommends that shareholders vote "AGAINST" this proposal.

Labcorp's Board of Directors has carefully evaluated and considered the above proposal and unanimously recommends a vote AGAINST the proposal because the proposal, if enacted, would not further Labcorp's commitment to animal welfare nor effectively mitigate any related risks, would not provide additional meaningful disclosure to the public, and would not be a productive use of the Company's resources.

Labcorp seeks to go above and beyond mere compliance with applicable animal welfare laws, and expressly addresses its approach to animal welfare and the transport of animals in publicly available information.

Animal research is critical and required by government bodies in the development of new, safe, and effective medicines, devices, and products that protect and save the lives of people and animals. The Company's BLS business segment provides drug development services and is the only segment of the Company that performs animal research. The Company is committed to the safe and humane care of animals used in BLS's research and adheres to strict standards of ethical conduct in providing for their health and welfare. Animal welfare has been and continues to be a critical component of BLS's operations because Labcorp believes that treating its animals humanely is not only great science but the right thing to do.

Labcorp considers its compliance and animal welfare policies to be in line with leading industry standards. The Company has also implemented measures to mitigate any potential or related public health risks stemming from the use of animals in research and maintains robust and thorough public disclosure with respect to these topics. In addition to compliance with the Animal Welfare Act, other applicable laws and regulations, and the Company's global animal welfare policy, the Company is accredited by AAALAC International, one of the original signatories to the Concordat on Openness in Animal Research, and a signatory to The Transparency Agreement for Transparent Information and Open Communication about Animal Research.

Moreover, the Company's "Global 3Rs Working Group," driven by employee representatives from around the world, communicates directly with fellow employees to reiterate the clear links between excellent animal welfare, great science, and commercial success. Further, Labcorp's Animal Responsibility Council sets global animal welfare standards in partnership with colleagues and monitors animal welfare performance at Labcorp globally, and the Company's Animal Welfare and Veterinary Services works closely with operations teams and conducts regular audits of all our animal facilities and vendors.

BLS provides extensive information on its website regarding its commitment to animal welfare and compliance, thereby providing transparency about animal welfare compliance matters sought by the proposal. As the Company expressly states under the heading "Transporting Animals Safely" on its BLS website:

> Our focus on animal welfare extends to the time before they arrive at our facilities. We ensure they are transported by environmentally controlled vehicles or airplanes, and their care during transit is regulated by various agencies throughout the world. We select only those carriers that comply with regulations and have the ability to provide appropriate care. Our staff and Labcorp veterinarians monitor the carriers to help ensure animal welfare.

Labcorp's BLS website includes multiple webpages related to the Company's animal research practices that address Labcorp's compliance with applicable laws and regulations related to animals. The BLS website also discusses the measures in place to ensure the Company continues to address risks relating to animal health and welfare, including employing veterinarians with the expertise and experience to ensure the health and well-being of animals and having a veterinarian on call 24 hours a day, 365 days of the year at each of Labcorp's animal facilities.

Labcorp's Corporate Responsibility Report, which is available on the Labcorp website, and the 2023 Annual Report, further report on the Company's animal care and welfare practices and policy.

Labcorp disagrees with the implications of the proponent in support of its proposal.

The supporting statement of the proposal cites a September 2022 U.S. Department of Agriculture citation relating to the transport of monkeys. Contrary to what was implied by the proposal, the Company did not fail to provide proper health checks; the appropriate health checks were performed, and the animals were found healthy. However, in this particular instance, the veterinary certificates for two pre-transportation examinations were signed slightly prior to the required time window.

The supporting statement of the proposal cites to a January 2022 incident involving the crash of a truck in Pennsylvania. This incident did not involve Labcorp.

Preparation and delivery of the requested report would be an unnecessary cost to shareholders and would not provide meaningful additional information to shareholders.

If the Company were to implement the proposal, it would incur unnecessary costs in preparing, reviewing, and finalizing the requested report on an annual basis. The Company already incurs significant costs in being compliant with the legal requirements applicable to the transport of animals and taking the other measures the Company believes prudent to support the health of its animal populations and to mitigate related risks. The additional costs and distraction of preparing an annual report to shareholders on a granular, specific aspect of the Company's extensive safety and compliance programs would not provide meaningful or new information to shareholders, particularly where there is information on this topic that is already readily and publicly available to shareholders on the Company's website.

The Board believes that the proposal, if enacted, would not further Labcorp's commitment to animal welfare nor effectively mitigate any related risks in any meaningful way, would not provide additional meaningful disclosure to the public, and would not be a productive use of the Company's resources.

Shareholder Proposal

Tara Health Foundation, 36 Loma Road, Palomar Park, California 94062, which has represented that it owns 665 shares of the Company's common stock, has notified the Company that it expects to present this proposal at the 2024 Annual Meeting. In accordance with applicable proxy regulations, the proposal and supporting statement are set forth below. The text of the shareholder proposal and supporting statement appear exactly as received by the Company. All statements contained in the shareholder proposal and supporting statement are the sole responsibility of the proponent. The shareholder proposal and supporting statement contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all such assertions.

Reproductive Healthcare and Data Privacy

WHEREAS: Following the revocation of the constitutional right to an abortion in June 2022, policymakers are concerned about the use of personal digital data to enforce state laws that ban or limit abortion access. Law enforcement may demand data held by Labcorp, seeking evidence of consumer acts that were legal in the state where they occurred, but illegal in the consumer's stale of residence, such as laboratory testing related to reproductive healthcare.

Law enforcement's reliance on digital consumer data has become increasingly common. While Labcorp does not publicly report figures on compliance with law enforcement requests, Alphabet and Meta alone collectively received around 119,000 requests in the second half of 2022, and each complied with about 84% of those requests.[1] In one example from 2022, Meta satisfied, to significant negative press, a data request from Nebraska police for private Facebook messages between a mother and teenage daughter regarding plans to end the daughter's pregnancy. Based on those messages, both were convicted for felony crimes and will serve prison time.[2]

Labcorp collects sensitive information from consumers about their personal health, location, and Internet and commercial activity. Labcorp also owns Ovia Health, a digital app used by over 15 million women for reproductive healthcare purposes, which collects detailed personal health data from users including information about their cycles, fertility and pregnancy.[3]

Shareholders are concerned that such data will be accessed without consumer consent by states that criminalize abortion. Labcorp's privacy policies allow disclosure of certain personal consumer information "in response to duly authorized information requests of any law enforcement agency,"[4] which may include instances where compliance with the request is voluntarily sought.

Labcorp is not immune to abortion-related law enforcement requests that may create significant reputational, financial, and legal risks. There is a strong brand benefit to upholding and increasing longstanding consumer privacy expectations.

This is the second year that this proposal has been tiled. Labcorp has declined multiple invitations from the proponents to discuss the matters raised herein.

RESOLVED: Shareholders request the Board issue a public report detailing known and potential risks and costs to the Company of fulfilling information requests relating to Labcorp customers for the enforcement of state laws criminalizing abortion access, and setting forth any strategies beyond legal compliance that the Company may deploy to minimize or mitigate these risks. The report should be produced at reasonable expense, exclude proprietary or legally privileged information, and be published within one year of the annual meeting.

SUPPORTING STATEMENT: Shareholders recommend, at management discretion, input from reproductive rights and civil liberties organizations be solicited and reflected in the report, and that the report contain an assessment of the benefits and feasibility of:

- implementing a nationwide data privacy policy wherein consumers may request that Labcorp delete personal data that it is not legally required to retain;
- notifying consumers about law enforcement information requests regarding their data prior to, and with sufficient time for consumer response, complying with any such request.

[1]   https://transparencyreport.google.com/user-data/overview?hl=en: https://transparency.fb.com/data/government-data-requests/country/us/
[2]   https://www.nytimes.com/2023/09/22/us/jessica-burgess-abortion-pill-nebraska.html
[3]   https://www.oviahealth.com/privacy-policy
[4]   https://www.labcorp.com/hipaa-privacy



After careful consideration, the Board recommends a vote **"AGAINST"** this proposal.

The Board unanimously recommends that shareholders vote "AGAINST" this proposal.

Labcorp's Board of Directors has carefully reviewed and considered the above proposal and unanimously recommends a vote AGAINST this proposal. The Board believes that the report requested by the proposal would not be in the best interests of the Company or the shareholders. While the proposal specifically requests that the Company issue a report on the risks and costs to the Company of fulfilling information requests related to state laws criminalizing abortion access, it is fundamentally about privacy. The Company engaged with the proponent to discuss the policies in place designed to protect patient privacy and that align with and adapt to federal and rapidly evolving state law requirements, but such discussion did not result in reaching a resolution on the proposal. The requested report would not enhance the Company's program to comply with applicable privacy laws and regulations, reduce the risks the Company faces with respect to compliance with privacy laws, or provide any additional privacy protections. The report and the extensive level of detail requested by the proposal would result in an unnecessary and burdensome expenditure of Company resources and attention.

Labcorp's data privacy and security framework is designed to comply with applicable privacy laws and regulations, an area that is regulated in the U.S. by many federal and state laws and regulations.

Privacy and the protection of patient records is an important priority for Labcorp. The Company operates in a heavily regulated industry and is subject to numerous data protection laws that govern privacy, security, use, and disclosure of personal information. The Company has systems and processes that are designed to protect personal information in accordance with contractual commitments, ethical standards, and all applicable laws in the jurisdictions in which the Company does business, including, but not limited to, the federal privacy regulations issued under the U.S. Health Insurance Portability and Accountability Act of 1996 ("HIPAA").

In the U.S., the Company is required to comply with federal and varying state privacy and security laws. These laws often regulate and restrict the collection, use, and disclosure of medical information and are subject to enforcement and interpretations by various governmental authorities and courts. Penalties for violation of these laws may include sanctions against a laboratory's licensure, debarment from participation in certain programs, and civil and/or criminal penalties. The Company has implemented robust policies and procedures designed to protect the privacy of individuals and maintain compliance with the full range of applicable privacy and security requirements, including HIPAA.

The Company discloses in detail the material risks that it faces with respect to privacy, as well as information regarding its compliance with privacy and security regulations and laws, in its risk factors and business section disclosure filed in reports with the Securities and Exchange Commission. The Company also makes publicly available its Website Privacy Policy, HIPAA Notice of Privacy Practices, and California and Virginia Privacy Policies on its website and the Ovia Privacy Policy on the Ovia website.[1],[2] Furthermore, the Company addresses its approach to protecting the privacy of individuals in the Company's Code of Conduct and Ethics.[3] Providing the information requested by the report will not meaningfully enhance the significant privacy protections already in place or the disclosures already provided by Labcorp with respect to the material risks that it faces in its business or with respect to privacy.

The preparation and publication of the requested report would create an undue burden and incur an unnecessary cost to the Company and the shareholders.

The breadth of matters covered by the requested report is substantial. The proposal seeks a report detailing any known and potential risks, as well as any strategies beyond legal compliance for mitigating any risks, related to fulfilling information requests related to the enforcement of state laws criminalizing abortion access. Developing such a report and conducting the related assessment set forth in the proposal would involve a substantial level of effort involving issues related to privacy, protection of customer information, and compliance with applicable laws. The scope of the constantly evolving federal and state-specific research, the costly legal analysis, and management time and resources that such an undertaking would require would be burdensome to Labcorp.

Producing the requested report would likely require the development and implementation of new processes and policies. For example, to prepare the report the Company would need a way to determine whether a duly authorized law enforcement request relates to enforcement of state laws criminalizing abortion access. Although processes are in place to help ensure that law enforcement requests are valid and duly authorized, in many cases it would be difficult to determine why information is being sought by law enforcement at the level that would be required to prepare the report. It would be necessary for the Company to implement substantial new processes to research and identify – if at all possible – whether a duly authorized law enforcement request relates to the enforcement of state laws criminalizing access to abortion. These efforts could result in a substantial diversion of time and other Company resources.

Production of the report would add to the significant costs the Company already incurs to comply with applicable privacy and security laws and regulations and to protect the privacy of its stakeholders, including but not limited to its patients, customers, study participants, employees, and providers. It would do so without enhancing the Company's compliance with applicable laws and regulations, reducing the risks the Company faces, or enhancing the privacy rights of its stakeholders. Accordingly, the Board does not believe the proposal is in the best interests of the Company or its shareholders.

[1] https://www.labcorp.com/hipaa-privacy

[2] https://www.oviahealth.com/privacy-policy; https://www.oviahealth.com/non-app-privacy-policy/

[3] https://ir.labcorp.com/static-files/ab6a66d9-d4a8-4fb0-a6e6-ca75c3778153

Security Ownership of Certain Beneficial Holders and Management

The following table sets forth as of March 20, 2024, the total number of shares of Common Stock beneficially owned, and the percent so owned, by (i) each director and director nominee of the Company; (ii) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock; (iii) the individuals identified as the NEOs in the "Summary Compensation Table" set forth above; and (iv) all current directors and executive officers as a group. The number of shares owned are those "beneficially owned," as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security, or pursuant to the automatic termination of power of attorney or revocation of trust, discretionary account, or similar arrangement. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to the shares beneficially owned by them as set forth opposite their respective names. Fractional shares have been rounded down to the nearest whole share. As of March 20, 2024, there were 84,125,885 shares of Common Stock outstanding.

Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Class
BLACKROCK, INC. 55 East 52nd Street New York, NY 10055	10,488,875[1]	12.40%
THE VANGUARD GROUP, INC. 100 Vanguard Boulevard Malvern, PA 19355	9,745,265[2]	11.48%
ADAM H. SCHECHTER	339,989[3,5]	*
KERRII B. ANDERSON	16,510[4]	*
JEAN-LUC BÉLINGARD	17,781	*
BRIAN J. CAVENEY	58,480[3,5]	*
JEFFREY A. DAVIS	3,619	*
GLENN A. EISENBERG	61,064[3,5]	*
D. GARY GILLILAND	8,712	*
ANITA Z. GRAHAM	1,407[3]	*
PAUL R. KIRCHGRABER	23,154[3,5]	*
KIRSTEN M. KLIPHOUSE	1,319	*
GARHENG KONG	11,898	*
PETER M. NEUPERT	11,943	*
RICHELLE P. PARHAM	8,534	*
THOMAS H. PIKE	0	*
PAUL B. ROTHMAN	13	*
MARK S. SCHROEDER	42,278[3,5]	*
KATHRYN E. WENGEL	2,292	*
R. SANDERS WILLIAMS	8,120	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (22 PERSONS)	712,894[3,4,5]	*

*   Less than 1%

(1)   As reported on Schedule 13G/A filed with the SEC on January 30, 2024, on behalf of BlackRock, Inc. ("BlackRock"). BlackRock is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act with beneficial ownership of the above listed shares. BlackRock has sole voting power with respect to 9,826,778 shares and sole dispositive power of 10,488,875 shares.

(2)   As reported on Schedule 13G/A filed with the SEC on February 13, 2024, on behalf of The Vanguard Group, Inc. ("Vanguard"). Vanguard is a registered investment advisor with beneficial ownership of the above listed shares. Vanguard has shared voting power with respect to 108,648 shares, sole dispositive power with respect to 9,382,041 shares, and shared dispositive power with respect to 363,224 shares.

(3)   Beneficial ownership by directors, the NEOs and current executive officers of the Company includes shares of Common Stock that such individuals have the right to acquire upon the exercise of options that either are vested or that may vest within 60 days of March 20, 2024. The number of shares of Common Stock included in the table as beneficially owned which are subject to such options is as follows: Dr. Caveney – 25,538; Mr. Eisenberg – 17,436; Ms. Graham – 1,115; Mr. Schechter – 214,560; Mr. Schroeder – 25,686; and all directors and Executive Officers as a group – 336,477.

(4)   Includes 144 shares held in each of two separate trusts for the benefit of Ms. Anderson's two children and for which the trustee is Ms. Anderson's spouse.

(5)   Includes performance shares related to the 2021 Performance Award that vested on March 27, 2024. The number of performance shares included in the table is as follows: Dr. Caveney – 11,556; Mr. Eisenberg – 20,033; Mr. Schechter – 72,435; Mr. Schroeder – 11,556; and all Executive Officers as a group – 141,304.

Other Matters

Shareholder Proposals and Director Nominations for 2025 Annual Meeting

Shareholder Proposals

Under the rules and regulations of the SEC as currently in effect, shareholders may submit proposals to the Company for inclusion in the Company's proxy materials for the 2025 Annual Meeting of Shareholders. For a proposal to be considered for inclusion in the proxy materials, the shareholder must satisfy the following requirements, in addition to the requirements set forth in SEC Rule 14a-8:

- the proposal must be submitted in writing to the attention of Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215;

- the proposal must be received no later than 120 days before the anniversary date of the distribution of this Proxy Statement (i.e., December 5, 2024); and

- the proposal must include the name and address of the shareholder, the number of shares of Common Stock held of record or beneficially by the shareholder, the dates when the shares were acquired, documentary support for a claim of beneficial ownership and statement that the shareholder intends to continue to hold the shares through the date of the 2025 Annual Meeting.

Holders of Common Stock who wish to have proposals submitted for inclusion in the Company's proxy materials for future meetings of shareholders should consult the applicable rules and regulations of the SEC with respect to such proposals, including the permissible number and length of proposals and other matters governed by such rules and regulations, and should also consult the Company's By-Laws.

Under the Company's By-Laws, shareholders may also bring business before the 2025 Annual Meeting of Shareholders without submitting a proposal for inclusion in the Company's proxy materials for the 2025 Annual Meeting, by providing timely notice thereof to Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215. The notice must be received no earlier than the 120th day prior to the anniversary date of the 2024 Annual Meeting (i.e., January 14, 2025) and no later than the 60th day prior to the anniversary date of the 2024 Annual Meeting (i.e., March 15, 2025). Shareholders who wish to do so should consult the Company's By-Laws for additional information about the notice requirements and procedures and related matters.

Director Nominations

Shareholders may also suggest individuals to be considered by the Board as potential nominees for election to the Board. A shareholder may submit an individual for consideration by the Board of Directors in connection with the 2025 Annual Meeting of Shareholders by providing certain information as set forth in the By-Laws, in writing, to the Corporate Secretary of the Company at 358 South Main Street, Burlington, North Carolina 27215. These suggestions for the 2025 Annual Meeting must be received no earlier than the 120th day prior to the anniversary date of the 2024 Annual Meeting (i.e., January 14, 2025) and no later than the 60th day prior to the anniversary date of the 2024 Annual Meeting (i.e., March 15, 2025).

Under the Company's proxy access by-law, eligible shareholders also may submit their own nominations to the Board to be included in the Company's proxy statement for the 2025 Annual Meeting of Shareholders. As amended, the By-Laws permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of the Company's outstanding Common Stock continuously for at least three years to nominate and have included in the Company's proxy materials persons for election to the Board constituting up to 20% of the Board, provided that the shareholder(s) and the nominee(s) satisfy certain requirements specified in the amended By-Laws. For a shareholder nominee to be included in the Company's proxy statement for the 2025 Annual Meeting of Shareholders under the proxy access by-law, the information required by such by-law must be received by Sandra D. van der Vaart, Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215 no earlier than the close of business on the 150th day prior to the anniversary date of the distribution of this Proxy Statement (i.e., November 5, 2024) and no later than the close of business on the 120th day prior to the anniversary date of the distribution of this Proxy Statement (i.e., December 5, 2024).

In addition to satisfying the foregoing advance notice requirements under our bylaws, to comply with the universal proxy rules under the Securities Exchange Act of 1934, as amended, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, no later than March 15, 2025.

The By-Laws may be obtained free of charge by writing to the Company's Corporate Secretary and are included as Exhibit 3.2 to the 2023 Annual Report.

Householding

As permitted by the Exchange Act, the Company has adopted a procedure approved by the SEC called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice, this Proxy Statement, and the 2023 Annual Report unless one or more of these shareholders provides notification of their desire to receive individual copies. This procedure will reduce the Company's printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards. We will promptly deliver a separate copy of the proxy materials to such shareholders upon receipt of a written or oral request to our Corporate Secretary at 358 South Main Street, Burlington, North Carolina 27215 or by calling (336) 229-1127.

If you and other shareholders of record with whom you share an address currently receive multiple copies of annual reports and/or proxy statements, or if you hold stock in more than one account and, in either case, you wish to receive only a single copy of notices, annual reports or proxy statements for your household, please contact Broadridge Householding Department at 51 Mercedes Way, Edgewood, NY 11717 or by telephone at 1-866-540-7095 with the names in which all accounts are registered.

Beneficial shareholders, or shareholders who hold shares in "street name", can request information about householding from their banks, brokers or other holders of record.

Additional Information

A copy of the 2023 Annual Report and this Proxy Statement has been posted on the Internet, each of which is accessible by following the instructions in the Notice. The 2023 Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting materials.

The Company filed its 2023 Annual Report with the SEC on February 26, 2024. The Company will mail without charge, upon written request, a copy of the 2023 Annual Report, excluding exhibits. Please send a written request for a copy to the Secretary, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, North Carolina 27215, or access these materials on the Investors Relations page of the Company's website at www.Labcorp.com.

By Order of the Board of Directors

Sandra D. van der Vaart
Secretary
April 4, 2024

Use of Non-GAAP Financial Measures

The Company has provided in this proxy statement "adjusted" financial information that has not been prepared in accordance with GAAP, including adjusted operating income. The Company believes that adjusted operating income is useful to investors as a supplement to GAAP measures in evaluating the Company's operational performance. The Company further believes that the use of this non-GAAP financial measure provides an additional tool for investors in evaluating operating results and trends, and growth and shareholder returns, as well as in comparing the Company's financial results with the financial results of other companies. Furthermore, adjusted operating income is an integral part of our compensation program and it is helpful in understanding the compensation of our NEOs. The Company notes that this adjusted measure may be different from and not directly comparable to the measures presented by other companies.

The table below sets forth the reconciliation of GAAP financial measures to non-GAAP financial measures.

(Dollars in millions)

	Twelve Months Ended December 31,			
	2023	2022	2021	2020
Adjusted Operating Income				
Operating Income	$ 725.6	$1,436.5	$3,259.5	$2,445.4
Amortization of intangibles and other assets[a]	219.8	193.6	369.6	275.4
Restructuring and other charges[b]	49.1	54.0	43.1	40.6
Asset impairments[c]	349.0	261.7	-	63.9
Acquisition and disposition-related costs[d]	56.0	63.7	28.1	30.2
Spin off transaction costs[e]	94.1	6.5	-	1.3
COVID-19 related costs[f]	59.6	27.1	71.9	14.6
Retention bonuses[g]	-	-	18.2	462.1
Other[h]	46.1	36.6	-	-
TSA reimbursement[i]	46.1	-	-	-
CDCS not included in discontinued operations[j]	69.5	92.9	40.7	(1.6)
Adjusted operating income	$1,714.9	$2,172.6	$3,831.1	$3,331.9
Adjusted net income	$1,187.7	$1,525.6	$2,780.3	$2,346.1

(a) Amortization of intangible assets acquired as part of business acquisitions.

(b) Restructuring and other charges represent amounts incurred in connection with the elimination of redundant positions and facilities within the organization in connection with our LaunchPad initiatives, the Fortrea Spin-Off and acquisitions or dispositions of businesses by the Company.

(c) Asset impairments relate primarily to goodwill within the Early Development reporting unit and other intangible assets deemed to be realizable.

(d) Acquisition and disposition-related costs include due-diligence legal and advisory fees, retention bonuses, and other integration or disposition related activities.

(e) The Company incurred various costs to prepare for the Fortrea Spin-Off and reorganization of the remaining Labcorp business.

(f) Costs of incremental operating expenses incurred as a result of the COVID-19 pandemic.

(g) As a result of labor market conditions, the Company implemented a targeted retention program within the Drug Development segment for a select group of positions experiencing higher than normal turnover.

(h) Represents various non-operational items including litigation, LaunchPad system implementation costs and other miscellaneous adjustments.

(i) Represents transition services fees charged to Fortrea related to administrative and IT systems support. The costs to provide these services are included in operating income but the service fees are included in other income.

(j) These adjustments remove the impact of the CDCS business that was distributed to Labcorp shareholders as part of the Fortrea Spin-Off on June 30, 2023.



